 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 21, 1997

                                                REGISTRATION NO. 333-37573
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                       AMENDMENT NO. 1 TO FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------
                           HOWMET INTERNATIONAL INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
     DELAWARE                        3324                         52-1946684
  (STATE OR OTHER        (PRIMARY STANDARD INDUSTRIAL              (I.R.S.
  JURISDICTION OF         CLASSIFICATION CODE NUMBER)              EMPLOYER
 INCORPORATION OR                                               IDENTIFICATION
   ORGANIZATION)                                                     NO.)
                                                     ROLAND PAUL
          475 STEAMBOAT ROAD             VICE PRESIDENT-GENERAL COUNSEL AND
     GREENWICH, CONNECTICUT 06830                     SECRETARY
            (203) 661-4600                    HOWMET INTERNATIONAL INC.
   (ADDRESS, INCLUDING ZIP CODE, AND             475 STEAMBOAT ROAD
TELEPHONE NUMBER, INCLUDING AREA CODE,      GREENWICH, CONNECTICUT 06830
  OF REGISTRANT'S PRINCIPAL EXECUTIVE              (203) 661-4600
               OFFICES)                  (NAME, ADDRESS, INCLUDING ZIP CODE,
                                                AND TELEPHONE NUMBER,
                                          INCLUDING AREA CODE, OF AGENT FOR
                                                      SERVICE)

                               ----------------
                                  COPIES TO:
    ERIC S. ROBINSON                                       PAUL C. PRINGLE
 WACHTELL, LIPTON, ROSEN                                  BROWN & WOOD LLP
         & KATZ                                         555 CALIFORNIA STREET
   51 WEST 52ND STREET                                     SAN FRANCISCO,
NEW YORK, NEW YORK 10019                                  CALIFORNIA 94104
     (212) 403-1000                                        (415) 772-1200
                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement becomes effective.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]


                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               EXPLANATORY NOTE

  This Registration Statement contains two separate prospectuses, one to be used in connection with an offering of Common Stock in the United States and Canada (the "U.S. Prospectus") and one to be used in a concurrent offering of Common Stock outside the United States and Canada (the "International Prospectus"). The U.S. Prospectus and the International Prospectus will be identical in all respects except for the front cover page.

  The form of the U.S. Prospectus is included herein and the form of the front cover page of the International Prospectus follows the back cover page of the U.S. Prospectus.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)
Issued       1997                                                         [LOGO]
                                       Shares
                           Howmet International Inc.
                                  COMMON STOCK

                                  -----------

OF THE      SHARES OF COMMON STOCK BEING OFFERED,      SHARES ARE BEING OFFERED
INITIALLY IN  THE UNITED STATES  AND CANADA BY  THE U.S. UNDERWRITERS  AND
 SHARES ARE BEING OFFERED INITIALLY OUTSIDE THE UNITED STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS. SEE "UNDERWRITERS." ALL OF THE SHARES OF COMMON STOCK BEING OFFERED ARE BEING SOLD BY CARLYLE-BLADE ACQUISITION PARTNERS,
  L.P. (THE "SELLING SHAREHOLDER"), AN AFFILIATE OF THE CARLYLE GROUP, WHICH CURRENTLY OWNS 51% OF THE OUTSTANDING COMMON STOCK. PRIOR TO THE OFFERING, THERE HAS BEEN NO PUBLIC MARKET FOR THE COMMON STOCK. IT IS CURRENTLY
   ESTIMATED THAT THE INITIAL PRICE TO  PUBLIC WILL BE BETWEEN $    AND  $
   PER SHARE.  SEE  "UNDERWRITERS" FOR  A DISCUSSION  OF  THE FACTORS  TO BE
   CONSIDERED   IN   DETERMINING   THE   INITIAL  PUBLIC   OFFERING   PRICE.
    SIMULTANEOUSLY WITH THE OFFERING, THE SELLING SHAREHOLDER HAS AGREED TO SELL 11,000,000 SHARES OF COMMON STOCK TO THIOKOL HOLDING COMPANY, A
    WHOLLY-OWNED   SUBSIDIARY   OF   THIOKOL   CORPORATION   (COLLECTIVELY,
     "THIOKOL"), AT THE INITIAL PRICE TO PUBLIC LESS UNDERWRITING DISCOUNTS
     AND COMMISSIONS. THIOKOL CURRENTLY OWNS 49% OF THE OUTSTANDING COMMON STOCK AND WILL OWN 60% OF THE OUTSTANDING COMMON STOCK AS A RESULT
      OF  SUCH  PURCHASE.  THE   SELLING  SHAREHOLDER  HAS  ALSO   GRANTED
      THIOKOL OPTIONS TO ACQUIRE ITS REMAINING SHARES OF COMMON STOCK FOLLOWING THE OFFERING.

                                  -----------

    APPLICATION HAS BEEN MADE TO LIST THE COMMON STOCK ON THE NEW YORK STOCK
                        EXCHANGE UNDER THE SYMBOL "HWM."

                                  -----------

     SEE "RISK FACTORS" BEGINNING ON PAGE 14 FOR INFORMATION THAT SHOULD BE
                      CONSIDERED BY PROSPECTIVE INVESTORS.

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION,  NOR  HAS  THE
  SECURITIES AND  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION
  PASSED   UPON  THE   ACCURACY   OR  ADEQUACY   OF   THIS  PROSPECTUS.   ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                               PRICE $    A SHARE

                                  -----------

                                               UNDERWRITING
                                     PRICE TO DISCOUNTS AND  PROCEEDS TO SELLING
                                      PUBLIC  COMMISSIONS(1)   SHAREHOLDER(2)
                                     -------- -------------- -------------------
Per Share...........................   $           $                 $
Total(3)............................  $           $                 $

-----
  (1) The Company and the Selling Shareholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
  (2) The expenses of the Offering, estimated at $   , will be payable by the
      Company.
  (3) The Selling Shareholder has granted the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an
      aggregate of      additional shares of Common Stock at the price to
      public less underwriting discounts and commissions for the purpose of covering overallotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and
      commissions and proceeds to Selling Shareholder will be $   , $    and
      $   , respectively. See "Underwriters."

                                  -----------

  The shares of Common Stock are offered, subject to prior sale, when, as and if accepted by the Underwriters, and subject to approval of certain legal matters by Brown & Wood LLP, counsel for the Underwriters. It is expected that
delivery of the shares will be made on or about       , 1997, at the office of
Morgan Stanley & Co. Incorporated, New York, New York, against payment therefor in immediately available funds.

                                  -----------

MORGAN STANLEY DEAN WITTER                                       LEHMAN BROTHERS

       , 1997

                                    Artwork

                             [Description to come]

  NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDER OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SHARES OF COMMON STOCK OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE IN THE OFFERING SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

  UNTIL       , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               ----------------

                               TABLE OF CONTENTS

                                                                       PAGE
                                                                       ----
Prospectus Summary....................................................   4
Risk Factors..........................................................  14
The Company...........................................................  20
Use of Proceeds.......................................................  20
Dividend Policy.......................................................  21
Book Value Dilution...................................................  21
Certain Transactions in Connection with the Offering..................  21
Capitalization........................................................  23
Selected Historical Financial and Other Data..........................  24
Management's Discussion and Analysis of Financial Condition and
 Results of Operations................................................  28
Business..............................................................  35
Management............................................................  48

                                                                       PAGE
                                                                       ----
Principal Stockholders................................................  54
Relationship with Thiokol.............................................  55
Arrangements between the Company, Carlyle and Thiokol.................  55
Description of Certain Indebtedness...................................  58
Description of Capital Stock..........................................  63
Shares Eligible for Future Sale.......................................  66
Certain United States Tax Consequences to Non-United States Holders...  68
Underwriters..........................................................  71
Legal Matters.........................................................  74
Experts...............................................................  74
Available Information.................................................  74
Index to Financial Statements and Financial Statement Schedules....... F-1

                               ----------------

  Management of the Company is not aware of any definitive independent information about market shares for the Company's products. The market share estimates contained in this Prospectus have been developed by the Company and reflect the Company's current estimates. These estimates were based primarily on (1) internal sales data, (2) information obtained from the Company's customers with respect to the Company's share of their orders in the Company's product categories, and (3) public information published by the Company's competitors. The market for aerospace airfoils excludes the airfoils produced by two of the Company's customers for their own use. Global or worldwide market share estimates and references exclude former Soviet bloc countries and the People's Republic of China.

                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR, AND PURCHASE, SHARES OF COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto included elsewhere in this Prospectus. For purposes of this Prospectus, unless otherwise indicated or the context otherwise requires, references to the "Company" refer to Howmet International Inc. and its consolidated subsidiaries, and references to "Howmet" refer to the Company's indirect wholly-owned subsidiary, Howmet Corporation, and its consolidated subsidiaries after giving effect to the Acquisition (as defined below), including the Cercast Group ("Cercast"). Certain capitalized terms used in this summary are defined elsewhere in this Prospectus.

                                  THE COMPANY

  The Company is the largest manufacturer in the world of investment cast turbine engine components for the jet aircraft and industrial gas power generation markets. The Company uses investment casting techniques to produce high-performance and high-reliability superalloy and titanium components to the exacting specifications of the major aerospace and industrial gas turbine ("IGT") engine manufacturers. The Company is also the world's largest producer of aluminum investment castings, which it produces principally for the commercial aerospace and defense electronics industries.

  The Company believes that its leading market position is based on its ability to provide complex and technologically advanced products which meet its customers' most demanding requirements, and that its strong leadership in proprietary technology, its integrated manufacturing capabilities and its substantial commitment to research and development provide the Company with competitive advantages in developing and producing such products. Customers in both the aerospace and IGT markets continually seek improvements in turbine engine operating efficiencies through increased turbine operating temperatures and other performance enhancements, requiring the development of stronger, more heat-resistant and more corrosion-resistant engine components. The Company has been at the forefront in the development and commercialization of numerous technological breakthroughs in the investment casting industry, including improved metallurgical structures and casting technologies. The Company produces the technologically advanced directional solidification and single crystal airfoils now required for advanced, higher efficiency engines, and it plans to continue developing higher value, technologically advanced products, which typically carry higher margins. The Company is also focused on using investment casting to develop alternative products to those currently being forged, fabricated or assembled. The Company believes such products represent a significant growth opportunity.

  Howmet, the Company's principal operating subsidiary, was founded in 1926 and was acquired by the Company, a joint venture formed by Thiokol Corporation (together with its subsidiaries, "Thiokol") and The Carlyle Group (collectively with its affiliates, "Carlyle"), on December 13, 1995 (the "Acquisition") from Pechiney International S.A., a French corporation ("Pechiney International").

  The Company produces superalloy and titanium investment castings for the aerospace and IGT industries as well as aluminum investment castings for the aerospace and defense electronic industries, as described below:

  Aerospace Castings. Aerospace casting revenues were approximately $576 million in 1996, or 52% of the Company's total revenues. The Company's aerospace products consist principally of airfoils (both moving blades and stationary vanes) used in the hot gas path of aircraft turbine engines, the area of these engines with the most severe operating conditions. The Company estimates that it has approximately a 56% worldwide market share for aerospace turbine airfoils, and believes it manufactures airfoils for every major jet aircraft turbine engine program currently in production or under development by its major customers, primarily for commercial applications. The Company's aerospace airfoil business is approximately equally divided between parts for new engines and airfoil replacement parts. The Company also produces large structural cast components for engine and airframe manufacturers. The Company's major aerospace casting customers are the world's largest jet aircraft engine manufacturers, including General Electric Aircraft Engines ("GEAE"), Pratt & Whitney Aircraft division of United Technologies Corporation ("PWA"), AlliedSignal, Inc. ("AlliedSignal"), Rolls Royce plc ("Rolls Royce") and SNECMA, S.A. ("SNECMA").

  Demand for the Company's products is affected by trends in the commercial aviation market, which are currently favorable. Worldwide output of large commercial aviation engines increased 13% from 1995 to 1996 and is expected to continue to increase with the expected increase in aircraft deliveries. Scheduled aircraft deliveries give some indication of engine and component requirements, although the deliveries of engine components precede actual aircraft deliveries by approximately nine months. Approximately 495 large aircraft (over 50 passengers) were delivered in 1996, and scheduled deliveries (according to "The Airline Monitor," July 1997) are projected to be approximately 715 units in 1997 and 905 units in 1998, although such deliveries may be subject to deferral or cancellation. Spare part sales for engines in service are also increasing as a result of the higher number of aircraft in service and increased flight hours, among other factors.

  Industrial Gas Turbine Castings. The Company's IGT casting revenues were approximately $370 million in 1996, or 33% of its total revenues. The Company is the largest producer in the world of airfoils for industrial gas turbine engines, with an estimated 75% worldwide market share. These engines are primarily used in utility power generation, as well as in mechanical drive applications for oil and gas processing and off-shore drilling. The IGT airfoil products manufactured by the Company have performance and reliability requirements similar to those produced for the aerospace market, but the products generally are significantly larger in size. The Company believes that it is currently the only manufacturer in volume production of technologically advanced directional solidification and single crystal airfoils for the IGT market. The Company's major IGT customers are the largest IGT engine manufacturers, including General Electric Power Systems ("GEPS"), European Gas Turbine ("EGT"), Asea Brown Boveri AG ("ABB"), Siemens AG ("Siemens") and Westinghouse Electric Corporation ("Westinghouse").

  Growth in demand for efficient, lower cost electrical generation facilities with shorter construction lead times has resulted in IGT engines now accounting for approximately 25% of new electric utility generating capacity ordered worldwide. Management believes that continued growth in global electric power demand provides continued opportunity for the Company's IGT castings through demand for new engines and for replacement part sales as the installed base of IGT engines ages. Sales of spare parts currently represent approximately 38% of total IGT revenues, but are expected to increase as the installed base of IGT castings grows and ages.

  Aluminum Castings. The Company, through its Cercast subsidiaries, is the largest producer in the world of aluminum investment castings, which are produced principally for the commercial aerospace and defense electronics industries. During 1996, Cercast had revenues of $85 million, which represented approximately 8% of the Company's total revenues. Cercast is pursuing a strategy designed to increase its exposure to commercial aerospace and other commercial markets, which together now account for more than half of Cercast's revenues. As a result of its proprietary technology, Cercast's aluminum investment castings have been able to penetrate component markets for structural airframes and engines, displacing parts traditionally made by other processes, such as forging, fabrication, welding and assembly. Management expects that this trend, in addition to the favorable outlook for the commercial aerospace industry in general, will increase Cercast's business in this area.

  Sale of Refurbishment Business. In order to focus its efforts on its core casting business, in September 1997, the Company sold its aircraft engine component refurbishment business (other than its coating operations), which accounted for approximately 6% of its 1996 sales.

COMPANY STRATEGY

  The Company intends to aggressively pursue a strategy designed to achieve future growth in revenues and profits. Key elements of the Company's strategy are as follows:

  Enhance Worldwide Market Leadership Position. The Company estimates that it has an approximate 56% market share for aerospace turbine airfoils, and believes it manufactures airfoils for every major jet aircraft turbine engine program currently in production or under development by its major customers. The Company also believes that it has an approximate 75% market share of IGT cast airfoils. The Company seeks to enhance its worldwide leadership positions through its technological leadership, integrated manufacturing capabilities and established relationships with every major jet aircraft and IGT engine manufacturer. The Company's substantial commitment to research and development provides it with a competitive advantage in developing the capabilities to manufacture the most complex parts as well as in developing new products, alloys and processes. In addition, the Company has the capability to develop and manufacture alloys and tooling, and finish, machine and coat cast parts. The Company is taking steps to expand its coating and machining operations to supply the aerospace and IGT markets with a full line of machined and coated products. The Company believes this vertically integrated manufacturing capability also enhances its ability to develop proprietary technology and bring to market technologically advanced products quickly while achieving a greater degree of quality control over its manufacturing processes. The Company's leading position provides significant opportunity to supply products for new engines as well as ongoing demand for replacement parts and to participate with its customers in cooperative research and development projects.

  Leverage Technological Capabilities. The Company has been at the forefront in the development and commercialization of numerous technological breakthroughs in the investment casting industry. As a result of its technological leadership, the Company has been able to produce the most technologically advanced, highest quality products, which typically command higher margins and result in strong financial performance and market position. The Company's strategy is to continue its focus on developing more complex airfoils, which can withstand even greater material stress and higher temperature environments, thereby enabling its customers, most of whom are original equipment manufacturers ("OEMs"), to design more efficient engines. The Company intends to pursue this strategy in various ways, including by continuing to work closely with customers to improve its directional solidification and single crystal investment casting production techniques and by developing new applications for those techniques.

  Emphasize Growth through New Casting Applications and Technological Innovations. The Company believes it has significant opportunities for growth by developing new products and new applications which offer its customers greater performance and significant cost savings. These opportunities include
(1) developing cast products that are alternatives to forged, fabricated and assembled products, (2) developing superior new casting processes, and (3) using new materials. Target applications for alternative cast products include a broad array of titanium and aluminum airframe structural components that reduce the number of parts and fasteners used and reduce machining requirements. In developing new casting processes, the Company similarly seeks to reduce the number of parts used and the amount of machining. An example of such a new casting process is the Spraycast-X(R) technology, which the Company is developing and commercializing in a joint venture with a subsidiary of United Technologies Corporation. By this process, products such as cases and rings can be manufactured at substantially lower cost. An example of a new material being developed by the Company is titanium aluminides. Several jet aircraft engine manufacturers are currently testing titanium aluminide airfoils, which reduce the weight of selected airfoil components by approximately 50%, thereby increasing efficiency. The Company believes such products represent a significant growth opportunity for the Company.

  Continue Cost Reductions and Productivity Improvements. Since 1992 the Company has significantly reduced costs and improved productivity and delivery and cycle times. On-time deliveries have increased from 68% in 1992 to 88% in 1996 and cycle times (measured by work-in-process inventory days) have fallen from 44 days in 1992 to 19 days in 1996, in each case despite the fact that the complexity and volume of the Company's products have increased significantly during the same period. As a result of these programs, the Company has significantly improved its financial performance, and management believes further improvements can be achieved. The Company employs specific programs designed to achieve these improvements, including synchronous manufacturing, kaizen events (in which solutions to specific operational problems are achieved by teams of workers in concentrated time periods), quick shop intelligence (daily meetings of plant staff in which product-specific manufacturing issues are reviewed and solved), and standardization of manufacturing and business processes throughout the Company's facilities worldwide, specialization by plants in the production of certain families of castings and inter-facility manufacturing and technical support, including the sharing of best practices, under a "One Howmet" concept.

  Provide the Highest Level of Customer Service. The Company seeks to provide the highest possible level of customer service, including techniques for achieving measurable improvement in customer satisfaction. For example, the Company's marked improvement in delivery and cycle times referred to above has enabled the Company to meet customer demands for "just in time" delivery. In addition, the Company keeps its own engineers on-site at customer locations to facilitate the integration of the Company's components into the OEMs' final products and to work closely with OEMs as they develop new products. For example, the Company has worked with GEAE over the last five years in the development of the GE90 aircraft engine and is under contract to supply airfoils for the GE90. In the IGT market, the Company has been selected by ABB, Siemens and GEPS to help these customers develop airfoil components for their existing and new generation IGT engines.

                                  THE OFFERING

Common Stock Offered(1)(2):
  United States Offering.....            shares
  International Offering.....            shares
    Total Offering...........            shares
Total Common Stock
 Outstanding................. 100,000,000 shares
Dividend Policy.............. The Company does not expect to pay cash dividends on the Common Stock in the foreseeable
                              future. In addition, certain of the Company's
                              debt instruments prohibit or restrict the
                              Company from paying dividends. See "Dividend
                              Policy."
Proposed New York Stock
 Exchange Symbol............. HWM

--------
(1) All of the shares offered hereby are being offered by the Selling
    Shareholder.
(2) Excludes up to      shares subject to an over-allotment option granted by
    the Selling Shareholder to the U.S. Underwriters. See "Underwriters."

              CERTAIN TRANSACTIONS IN CONNECTION WITH THE OFFERING

  Background. The Company was formed in October 1995 by Carlyle and Thiokol to acquire Howmet from Pechiney International. Carlyle and Thiokol currently own 51% and 49%, respectively, of the Common Stock. Carlyle is a Washington D.C.- based private merchant bank founded in 1987. Carlyle and its affiliates currently manage private investment funds with equity capital in excess of $1.5 billion. Thiokol, a New York Stock Exchange-listed company, is a leader in the development and production of high-technology solid rocket motors for aerospace, defense and commercial applications and is a major manufacturer of precision fastening systems for aerospace and industrial markets worldwide.

  The Sale. The Selling Shareholder has agreed to sell to Thiokol, simultaneously with the closing of the Offering, 11,000,000 shares of Common Stock, representing 11% of the outstanding Common Stock (the "Sale"), and to grant Thiokol an option (the "First Thiokol Option") to purchase from the Selling Shareholder up to an additional 4,000,000 shares of Common Stock, representing 4% of the outstanding Common Stock. The First Thiokol Option will be exercisable only on the first business day following the earlier of the date Carlyle notifies Thiokol of the intention of the U.S. Underwriters to exercise the U.S. Underwriters' overallotment option or the 30th day following the Offering. See "Certain Transactions in Connection with the Offering." The Sale and any exercise of the First Thiokol Option will be at the initial public offering price per share less underwriting discounts and commissions.

  Certain Other Agreements Between Thiokol, Carlyle and the Company. Thiokol has agreed with the Company that, without the prior consent of the Carlyle representative (if any) on the Company's Board of Directors and a majority (but not less than two) of the non-employee directors of the Company who are not directors or employees of Thiokol or Carlyle, neither Thiokol nor any of its affiliates may acquire any Publicly Held Shares (as defined below) if, after such acquisition, the number of Publicly Held Shares then outstanding would be
less than      (adjusted for subsequent stock splits and stock dividends), other than (x) pursuant to a tender offer to acquire all of the outstanding shares of Common Stock not then beneficially owned by Thiokol, or (y) pursuant to a merger or other business combination in which all holders of Publicly Held Shares are treated equally. "Publicly Held Shares" means the outstanding shares of Common Stock other than shares held by Thiokol, Carlyle or their respective affiliates. Pursuant to an Amended and Restated Shareholders Agreement (the "Shareholders Agreement") among Carlyle, Thiokol and the Company to be entered into in connection with the Offering, (1) for so long as Carlyle continues to own not less than 5% of the outstanding Common Stock, the Company has agreed to nominate, and Thiokol has agreed to vote its shares of Common Stock in favor of, one designee of Carlyle to the Company's Board of Directors, (2) Carlyle has agreed with Thiokol that Carlyle will not dispose of any of its shares of Common Stock until the earlier of the second anniversary of the closing of the Offering or the occurrence of a change of control of Thiokol, (3) during the two-year period starting on the second anniversary of the closing of the Offering (the "Option Period"), Thiokol will have an option (the "Second Thiokol Option") to acquire Carlyle's shares of Common Stock (all, or in increments of 25%) and a right of first refusal to acquire any shares Carlyle proposes to sell, in each case at market price, (4) the Company has agreed that, prior to April 1, 1999 (or such earlier date as Carlyle owns less than 5% of the outstanding shares of Common Stock), the Company will not take certain actions without the approval of the director designated by Carlyle, including with respect to issuing or repurchasing shares, declaring dividends, approving the Company's capital budget and operating plan, purchasing or selling substantial assets, appointing or terminating the Company's executive officers, incurring indebtedness over $20 million or taking action relating to the compensation of the Company's executive officers and (5) Thiokol has agreed that, in the event Thiokol disposes of any of its shares of Common Stock to an unaffiliated third party (other than pursuant to an effective registration statement or under Rule 144) prior to the fourth anniversary of the closing of the Offering, Carlyle will have the right to participate in such sale with respect to a proportionate number of its shares on the same terms. The Company has granted Carlyle certain registration rights (exercisable between the second and the fifth anniversaries of the closing of the Offering) for Carlyle's remaining shares of Common Stock and has granted Thiokol certain preemptive rights. See "Risk Factors--Control by and Relationship with Thiokol," "Relationship with Thiokol," "Arrangements between the Company, Carlyle and Thiokol" and "Underwriters."

                           RELATIONSHIP WITH THIOKOL

  Immediately prior to the Offering, Thiokol and Carlyle will be the only stockholders of the Company. Upon completion of the Offering and the Sale, Thiokol will beneficially own 60% of the outstanding Common Stock (or up to 64% if it elects to exercise all or part of the First Thiokol Option) and will own all of the outstanding non-voting 9% Series A Cumulative Preferred Stock of the Company ("Series A Preferred Stock"). In addition, during the two year period following the second anniversary of the closing of the Offering, Thiokol will
have the ability to increase its ownership stake up to approximately   %
(assuming no exercise of the U.S. Underwriters' overallotment option) by exercising the Second Thiokol Option, which gives Thiokol the right to purchase up to all of the shares of Common Stock retained by Carlyle. Accordingly, subject to Carlyle's rights under the Shareholders Agreement, Thiokol will be able to control the election of the Company's Board of Directors and exercise a controlling influence over the business and affairs of the Company and will be able to do so as long as it continues to own more than 50% of the Common Stock. Thiokol has advised the Company that it views the Company as an important strategic investment and core long-term holding. In connection with the First Thiokol Option and the Second Thiokol Option and through other means (subject to the limitations described herein), Thiokol will consider increasing its ownership stake over time. Nevertheless, Thiokol retains its full range of alternatives with respect to its ownership position including maintaining its current level of ownership, further increasing its ownership position (subject to the limitations described herein) or selling or monetizing its position. In connection with the Offering and Sale, the Company and Thiokol will enter into certain intercompany agreements and the Company's Restated Certificate of Incorporation (the "Restated Certificate of Incorporation") will also include certain provisions relating to the Company's relationship with Thiokol following the Offering. In addition, the Company's Board of Directors will have a Committee of Independent Directors, composed of non-employee directors of the Company who are not employees or directors of Carlyle or Thiokol, which will be responsible after the Offering for approving the terms of all material agreements and transactions, and any material amendments to such agreements, between the Company and Thiokol. See "Management--Board of Directors and Executive Officers--Committees," "Relationship with Thiokol," "Arrangements between the Company, Carlyle and Thiokol" and "Description of Capital Stock-- Certain Certificate of Incorporation and By-Law Provisions."

                  SUMMARY HISTORICAL FINANCIAL AND OTHER DATA

  The combined operations of Howmet and Cercast prior to the consummation of the Acquisition are referred to as "Howmet Predecessor Company Combined" and the consolidated operations of the Company and its subsidiaries after the consummation of the Acquisition are referred to as "Howmet International Inc. Consolidated." The following table sets forth summary historical combined balance sheet data of Howmet Predecessor Company Combined as of December 31, 1992, which are unaudited, and summary historical combined financial data of Howmet Predecessor Company Combined for each of the three years in the period ended December 31, 1994, which have been derived from the Howmet Predecessor Company Combined financial statements audited by Price Waterhouse LLP, independent accountants. The summary financial data for the periods from January 1, 1995 to December 13, 1995 and December 14, 1995 to December 31, 1995 have been derived from the Howmet Predecessor Company Combined and the Howmet International Inc. Consolidated financial statements, respectively, audited by Ernst & Young LLP, independent auditors. The summary financial data as of December 31, 1995 and December 31, 1996 and for the year ended December 31, 1996 have been derived from the Howmet International Inc. Consolidated financial statements audited by Ernst & Young LLP, independent auditors. The summary financial data as of September 28, 1997 and for the thirty-nine weeks ended September 29, 1996 and September 28, 1997 have been derived from unaudited interim consolidated condensed financial statements which, in the opinion of management, reflect all material adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial position and the results of operations for these periods. The unaudited financial data set forth below are not necessarily indicative of the results that may be achieved in the future. The following financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the financial statements of the Company, together with the related notes thereto, included elsewhere in this Prospectus.

                             HOWMET PREDECESSOR COMPANY                      HOWMET INTERNATIONAL INC.
                                      COMBINED                                     CONSOLIDATED
                          ------------------------------------ -----------------------------------------------------
                               YEAR ENDED         PERIOD FROM  PERIOD FROM                       THIRTY-NINE
                              DECEMBER 31,         JANUARY 1,  DECEMBER 14,                      WEEKS ENDED
                          ----------------------    1995 TO      1995 TO     YEAR ENDED  ---------------------------
                                                  DECEMBER 13, DECEMBER 31, DECEMBER 31, SEPTEMBER 29, SEPTEMBER 28,
                           1992    1993    1994       1995         1995         1996         1996          1997
                          ------  ------  ------  ------------ ------------ ------------ ------------- -------------
                                                                                                 (UNAUDITED)
                                              (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
STATEMENTS OF OPERATIONS
 DATA:
Net sales...............  $920.2  $832.7  $858.3     $894.1      $   51.4     $1,106.8      $823.4        $952.0
Cost of sales...........   688.0   603.4   647.3      681.4          38.0        803.6       600.7         661.6
Selling, general and
 administrative
 expense................   116.1   104.5    90.9      105.0           4.6        117.3        84.5         106.6
Depreciation and
 amortization expense...    30.7    31.0    33.1       32.6           2.8         59.7        45.0          44.7
Research and development
 expense................    24.3    23.3    19.2       25.0           1.4         24.2        18.4          16.1
Restructuring expense
 (credit)...............    58.9     --      2.5       (1.6)          --           --          --            --
Goodwill writeoff.......     --      --     47.4        --            --           --          --            --
                          ------  ------  ------     ------      --------     --------      ------        ------
Earnings from
 operations.............     2.2    70.5    17.9       51.7           4.6        102.0        74.8         123.0
Interest income
 (expense) net--
 affiliates.............     4.4     4.4     8.6        6.5           --           --          --            --
Interest income
 (expense) net--third
 parties................    (2.2)   (4.0)   (3.4)      (2.4)         (3.1)       (40.2)      (31.7)        (25.1)
Other--net..............     0.5    (0.1)   (0.1)      (5.8)         (1.0)        (5.9)       (5.9)         (2.1)
                          ------  ------  ------     ------      --------     --------      ------        ------
Income before income
 taxes..................     4.9    70.8    23.0       50.0           0.5         55.9        37.2          95.8
Income taxes............     3.3    27.8    46.0       23.7           0.5         30.3        21.4          36.5
                          ------  ------  ------     ------      --------     --------      ------        ------
Income (loss) before
 cumulative effect
 of change in
 accounting (a)(b)......     1.6    43.0   (23.0)      26.3           --          25.6        15.8          59.3
Payment-in-kind
 dividends on redeemable
 preferred stock........     --      --      --         --            0.2          4.7         3.5           3.8
                                                                 --------     --------      ------        ------
Net income (loss)
 applicable to common
 shares (b).............     --      --      --         --       $   (0.2)    $   20.9      $ 12.3        $ 55.5
                                                                 ========     ========      ======        ======
Net income per common
 share (b)(c)...........     --      --      --         --       $    --      $    .21      $  .12        $  .56
                                                                 ========     ========      ======        ======
BALANCE SHEET DATA
 (end of period) (d):
Cash and cash
 equivalents............  $  7.8  $  6.4  $  5.0        --       $    9.6     $   23.4         --         $  9.1
Non-cash working
 capital................   110.2    67.7    26.4        --           39.0         43.9         --           15.2
Total assets, excluding
 Restricted Trust.......   594.7   579.6   509.9        --        1,127.8      1,052.5         --          969.0
Restricted Trust (e)....     --      --      --         --          716.4        716.4         --          727.1
Long-term debt,
 including current
 maturities, excluding
 Pechiney Notes.........    66.3    44.5    42.1        --          488.6        350.7         --          190.5
Pechiney Notes (e)......     --      --      --         --          716.4        716.4         --          727.1
Redeemable preferred
 stock..................     --      --      --         --           50.2         54.9         --           58.7
Stockholders' equity....   291.9   239.1   166.3        --          196.9        218.8         --          266.4
OTHER DATA (d):
EBITDA (f)..............    33.4   101.4    98.3       78.5           6.3        156.8       114.5         165.8
Adjusted EBITDA (f).....    96.8    85.5   104.8       81.3           6.4        158.4       116.6         168.5
Net cash provided (used)
 by operating
 activities.............   138.8    95.4    91.4       35.2         (12.7)       184.5       142.6         126.1
Net cash provided (used)
 by investing
 activities.............   (31.4)  (31.7)  (33.4)     (43.8)       (740.2)       (29.8)      (14.4)         23.1
Net cash provided (used)
 by financing
 activities.............    (4.5)   (8.5)    4.5      (20.0)        762.4       (140.9)     (117.0)       (161.7)
Capital expenditures....    28.9    33.1    38.0       41.2           1.6         33.7        18.0          32.4
Number of employees (end
 of period).............  10,076   8,990   8,702        --          9,577       10,035         --         10,277

See notes on following pages

--------
(a) In 1993, a $49.3 million charge (net of tax benefits of $31.5 million) was recorded as a cumulative effect of a change in accounting. Effective January 1, 1993, Howmet Predecessor Company adopted Statement of Financial Accounting Standards ("SFAS") No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the estimated future cost of providing postretirement benefits such as health care be recognized as an expense when employees render services instead of when the benefits are paid. If SFAS No. 106 had been in effect for 1992, net income would have been reduced by approximately $2.0 million.

(b) In connection with its stock appreciation rights ("SARs") plan, the Company recorded after-tax expense of $4.0 million in the year ended December 31, 1996 and $1.0 million and $12.6 million in the thirty-nine week periods ended September 29, 1996 and September 28, 1997, respectively. If the Offering is consummated, the Company's 1997 fourth quarter charge related to its SARs plan will be based upon the Company's stock price on December 31, 1997. Assuming such stock price was equal to the midpoint of the range indicated on the cover page of this Prospectus, such charge would be $
    million after-tax, or $   per share.

(c) Net income per common share amounts are calculated giving effect to the 100,000,000 shares of Common Stock outstanding after the October 8, 1997 stock split in the form of a stock dividend. See Note 18 of Notes to Financial Statements.

(d) Excludes the amounts of advances to Pechiney Corporation, dividends to Pechiney Corporation, and notes payable to Pechiney Corporation or its affiliates prior to the Acquisition as set forth below:

                                     YEAR ENDED DECEMBER 31,    PERIOD FROM
                                     ----------------------- JANUARY 1, 1995 TO
                                      1992    1993    1994   DECEMBER 13, 1995
                                     ------- ------- ------- ------------------
                                                   (IN MILLIONS)
   BALANCE SHEET DATA (end of peri-
    od):
     Advances to Pechiney Corpora-
      tion.........................  $ 160.7 $ 203.7 $ 238.7          --
     Dividends payable.............      --      7.6     --           --
     Notes payable.................      --     12.9    20.0          --
   CASH FLOW DATA:
     Increase (decrease) in ad-
      vances to Pechiney Corpora-
      tion.........................     89.1    43.0    34.9      $(237.4)
     Payment of dividends..........     22.7    11.5    28.6        200.0

(e) In 1988, Pechiney Corporation, which was a wholly-owned subsidiary of Pechiney International, issued indebtedness maturing in January 1999 in a principal amount currently outstanding of $716.4 million (the "Pechiney Notes") to third parties in connection with the purchase of American National Can Company. As a result of the Acquisition, Pechiney Corporation (now named Howmet Holdings Corporation ("Holdings")) became a wholly-owned subsidiary of the Company. The Pechiney Notes remained the obligation of Holdings, but Pechiney International, which retained American National Can Company, agreed with the Company to be responsible for all payments due on or in connection with the Pechiney Notes. Accordingly, Pechiney International issued its own note to Holdings in an amount sufficient to satisfy all obligations under the Pechiney Notes. The Pechiney International note was deposited in a trust for the benefit of Holdings (the "Restricted Trust"). If Pechiney International fails to make any payments required by its note, the trustee under the Restricted Trust (the "Trustee") has two separate sets of irrevocable letters of credit issued by certain French banks to draw upon to satisfy the Pechiney Notes. Pechiney International is solely responsible as reimbursement party for draws under the letters of credit, and, by agreement with the banks, neither Holdings nor the Company has any responsibility therefor. Management believes that it is extremely remote that the Company will use any assets other than those in the Restricted Trust to satisfy any payments related to the Pechiney Notes. Upon repayment of the Pechiney Notes, the Restricted Trust terminates and any assets of the Restricted Trust are to be returned to Pechiney International. See "Description of Certain Indebtedness--Pechiney Notes" and Note 8 of Notes to Financial Statements.

    The September 28, 1997 balances include $10.7 million of accrued interest income for the Restricted Trust and $10.7 million of accrued interest expense for the Pechiney Notes. Both amounts were paid on September 30, 1997.

(f) EBITDA is defined as the sum of (i) income before cumulative effect of change in accounting, (ii) provision for income taxes, (iii) depreciation and amortization expense, (iv) a goodwill write-off of $47.4 million in 1994, and (v) interest income (expense), net. Adjusted EBITDA is defined as the sum of EBITDA and (x) restructuring charges of $58.9 million in 1992 and $2.5 million in 1994, and less a restructuring credit of $1.6 million in 1995 and (y) LIFO inventory valuation adjustments of $4.5, $(15.9), $4.0, $4.4, $1.7, $2.2, and $2.6 million in 1992, 1993, 1994, 1995, 1996, and the thirty-nine weeks ended September 29, 1996 and September 28, 1997, respectively. EBITDA and Adjusted EBITDA are not intended to represent cash flow from operations and should not be considered as alternatives to operating or net income computed in accordance with GAAP, as indicators of the Company's operating performance, as alternatives to cash flows from operating activities (as determined in accordance with GAAP) or as measures of liquidity. The Company believes that EBITDA and Adjusted EBITDA are standard measures commonly reported and widely used by analysts, investors and other interested parties. Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance relative to other companies in the industry. However, not all companies calculate EBITDA and Adjusted EBITDA using the same methods; therefore, the EBITDA and Adjusted EBITDA figures set forth above may not be comparable to EBITDA and Adjusted EBITDA reported by other companies.

                                 RISK FACTORS

  Prospective investors should carefully consider the following information in conjunction with the other information contained in this Prospectus before purchasing the shares of Common Stock offered hereby.

  Certain statements contained in this section and elsewhere in this Prospectus under "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," including, without limitation, those concerning (i) the Company's strategy, (ii) the Company's expansion plans, (iii) the effects on the Company of certain legal proceedings and environmental matters, (iv) the effects on the Company of changes in the businesses in which it operates or in economic conditions generally, and (v) the effect on the Company of actions taken or not taken by its customers, suppliers and competitors, contain certain forward-looking statements concerning the Company's operations, economic performance and financial condition. Because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences include, but are not limited to, those discussed below.

EFFECTS OF INDUSTRY ECONOMIC CONDITIONS AND CYCLICALITY

  The Company derives approximately 46% of its revenues from the commercial aerospace industry. The commercial aerospace industry is a cyclical business, and the demand by commercial airlines for new aircraft historically has been highly related to the stability and health of the United States and world economies. Aircraft delivery trends vary in direct relation to the general economic cycle, with an approximate two year lag. The United States airline industry as a whole has reported a return to profitability in 1995 and 1996, and excess capacity has been reduced after several years of operating losses in the early 1990s. There can be no assurance, however, that the improved operating performance of the commercial airlines will continue or that deliveries of engines for large commercial aircraft will not decline in the future. Any developments in the commercial aerospace market resulting in a reduction in the rate of aircraft engine deliveries in the future, including future cancellations and deferrals of scheduled deliveries, could materially adversely affect the Company's financial condition and results of operations. The Company's revenues from its IGT castings are subject to changes in global electric power demand and other market factors.

CONCENTRATED CUSTOMER BASE

  A substantial portion of the Company's business is conducted with a small number of large aerospace and industrial gas turbine customers, including GEAE, GEPS and PWA. The Company's top ten customers in the aggregate accounted for approximately 62% of 1996 net sales. Nearly half of the Company's business is based on multi-year contracts with its customers, which typically last three years and generally give the Company the right and obligation to fill a specified percentage of the customer's requirements but generally do not provide the Company with any minimum order commitments. The Company typically renegotiates these contracts during the last year of the contract period, and, during the renegotiation process, customers frequently solicit bids from the Company's competitors. Most of the contracts require specified price reductions over the term of the contract based on lower production costs as programs mature, shared benefits from other cost reductions resulting from joint production decisions, and negotiated reductions.

  Effective February 1997, GEPS exercised its right to terminate its prior long-term sole source contract with the Company in connection with its corporate-level policy decision to reduce sole sourcing, and GEPS has since placed orders for certain components with the Company's principal competitor, Precision Castparts Corp. ("PCC"). The Company has entered into a new long-term agreement with GEPS for the period from February 1997 to February 2000 under which GEPS will place orders with the Company for at least 80% of GEPS's annual airfoil casting purchases. The Company's most recent contract with PWA expired on December 31, 1996, consistent with industry practice regarding contract lifecycles. The Company is currently negotiating a new long-term contract with PWA and is presently filling orders for PWA on pricing and other material terms anticipated for the new contract.

  Military and defense contractor sales in North America comprised approximately 12% of the Company's 1996 sales. United States defense spending in markets served by the Company has been declining since the 1980s, and continued reductions in defense budgets or military aircraft procurement could adversely affect the Company's results of operations. Foreign military sales were 2% of the Company's 1996 sales.

  The Company's financial condition and results of operations could be materially adversely affected if one or more of the Company's key customers shifted a material amount of its work from the Company. In addition, the Company could also be materially adversely affected by any substantial work stoppage or interruption of production at any of its major customers or at any of the major aircraft manufacturers, and could be materially adversely affected if one or more key customers reduce or cease conducting operations.

COMPETITION

  The Company competes against PCC, its principal competitor, and other investment cast manufacturers. Competition in investment casting is based primarily on technological sophistication, quality, price, service and delivery for orders from large, well-capitalized customers with significant market power. Management believes that the Company and PCC account for most of the total aerospace turbine engine and IGT casting production. Because competition is based to a significant extent on technological capabilities and innovations, there can be no assurance that PCC or any other of the Company's competitors will not develop products and/or processes that would give them a competitive advantage in the Company's markets.

CAPACITY CONSTRAINTS

  Due to a recent upturn in sales, the Company is experiencing capacity constraints at several of its U.S. casting facilities. Plans are under way to spend up to $17 million to increase the capacity at the Company's plants by 10% by the end of 1998. There can be no assurance that such additional capacity will be sufficient to prevent the Company from experiencing capacity constraints in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

AVAILABILITY AND COST OF RAW MATERIALS

  Raw materials used by the Company include a number of metals and minerals used to produce the alloys included in its castings, including titanium, hafnium, aluminum, nickel, cobalt, molybdenum and copper, among others. Prices of these materials can be volatile, and the Company engages in forward purchases of some of these materials under certain market conditions, and passes certain price fluctuations through to customers pursuant to its long-term agreements. The Company ordinarily does not otherwise attempt to hedge the price risk of its raw materials. The Company has no fixed price contracts or arrangements for some of the supplies and raw materials it purchases, including certain metals. Commercial deposits of certain metals, such as cobalt, nickel, titanium, and molybdenum, that are required for the alloys used in the Company's precision castings, are found in only a few parts of the world. The availability and prices of these metals may be influenced by private or governmental cartels, changes in world politics, unstable governments in exporting nations and inflation. Although the Company has not experienced significant shortages of its supplies and raw materials in the past, there can be no assurance that such shortages will not occur in the future. Any such shortages or price fluctuations in raw materials could have a material adverse effect on the Company.

PRICING PRESSURES

  The Company has experienced pressure from all of its major customers for price reductions. This pressure is the result of the competitive environment which the Company's OEM customers are facing in the selling of their products in the worldwide market. Because winning an initial order by an OEM generally provides it with a long-term profitable market for sales of spare parts, fierce competition exists and has resulted in reduced prices which OEMs receive in the market. Pressure for reduced prices is then exerted by OEMs on their suppliers. The future profitability of the Company will depend upon, among other things, its ability to continue to reduce its per unit costs and maintain a cost structure that will enable it to remain cost-competitive.

LIMITATIONS DUE TO RESTRICTIVE DEBT COVENANTS

  As of September 28, 1997, the Company's consolidated total indebtedness (excluding the Pechiney Notes), redeemable preferred stock and total stockholders' equity were $190.5 million, $58.7 million and $266.4 million, respectively. The Company's level and terms of its indebtedness have several important effects on its future operations, including the following: (a) the Company will have significant cash requirements to service debt, reducing funds available for operations, capital expenditures and research and development (which are important factors in the Company's technological leadership role), and for acquisitions and future business opportunities, thus possibly increasing the Company's vulnerability to adverse general economic and industry conditions, and (b) the financial covenants and other restrictions contained in certain of the agreements relating to the Company's indebtedness require the Company to meet certain financial tests and will prohibit or restrict the Company from paying cash dividends, making capital expenditures, acquiring or disposing of assets or borrowing additional funds. The Company's ability to make its planned level of capital expenditures in 1998 is subject to negotiating an amendment or waiver to its Senior Credit Facilities (as defined below).

GOVERNMENTAL REGULATIONS AND ENVIRONMENTAL MATTERS

  Certain of the Company's products are manufactured and sold under U.S. government contracts or subcontracts. Consequently, the Company is directly and indirectly subject to various federal rules, regulations and orders applicable to government contractors. Violation of applicable government rules and regulations could result in civil liability, in cancellation or suspension of existing contracts or in ineligibility for future contracts or subcontracts funded in whole or in part with federal funds. Similarly, changes in the regulations or other requirements relating to parts manufactured by the Company could adversely affect the competitiveness of any Company part affected by such changes.

  The Company is subject to comprehensive and changing federal, state, local and international laws, regulations and ordinances (together, "Environmental Laws") that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes, and (ii) impose liability for the costs of cleaning up, and certain damages resulting from, sites of past spills, disposals or other releases of hazardous substances and materials, including liability under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA," the federal "Superfund" statute), and similar state statutes for the investigation and remediation of environmental contamination at properties owned and/or operated by it and at off-site locations where it has arranged for the disposal of hazardous substances. The Company is involved from time to time in legal proceedings involving remediation of environmental contamination from past or present operations, as well as compliance with environmental requirements applicable to ongoing operations. There can be no assurance that material costs or liabilities will not be incurred in connection with any such proceedings, claims or compliance requirements or in connection with currently unknown environmental liabilities.

  If it is determined that the Company is not in compliance with current Environmental Laws, the Company could be subject to penalties. The amount of any such penalties could be material. In addition, the Company uses solvents, waxes, metals, caustics, acids, oils and other hazardous substances, and as is the case with manufacturers in general, if a release of hazardous substances occurs on or from the Company's properties or from an off-site disposal facility, the Company may be held liable and may be required to pay the cost of remedying the condition. The amount of any such liability could be material.

  The Company's facilities have made, and will continue to make, expenditures to comply with current and future Environmental Laws. The Company anticipates that it could incur additional capital and operating costs in the future to comply with existing Environmental Laws and new requirements arising from new or amended statutes and regulations. In addition, because the applicable regulatory agencies have not yet promulgated final standards for some existing environmental programs, the Company cannot at this time reasonably estimate the cost for compliance with these additional requirements. The amount of any such compliance costs could be material.

  Certain potential sources of liability under the Environmental Laws, as well as other information relating to environmental matters, are described below under "Business--Environmental Matters."

CONTROL BY AND RELATIONSHIP WITH THIOKOL

  Upon completion of the Offering and the Sale, Thiokol will beneficially own 60% of the outstanding Common Stock (or up to 64% if it elects to exercise all or part of the First Thiokol Option) and will own all of the outstanding non-voting Series A Preferred Stock. See "Description of Capital Stock." Accordingly, subject to Carlyle's rights under the Shareholders Agreement, Thiokol will be able to control the election of the Company's Board of Directors and exercise a controlling influence over the business and affairs of the Company (including any determinations with respect to mergers or other business combinations involving the Company, the acquisition or disposition of assets by the Company, the incurrence of indebtedness by the Company, the issuance of any additional Common Stock or other equity securities of the Company, the repurchase or redemption of Common Stock or preferred stock of the Company and the payment of dividends with respect to the Common Stock), and will be able to do so as long as it continues to own more than 50% of the voting power of the Company's capital stock. Similarly, subject to certain limitations set forth in the Shareholders Agreement, Thiokol will have the power to determine matters submitted to a vote of the Company's stockholders without the consent of the Company's other stockholders, will have the power to prevent or cause a change in control of the Company and could take other actions that might be favorable to Thiokol. In the foregoing situations or otherwise, various conflicts of interest between the Company and Thiokol could arise. Ownership interests of directors or officers of the Company in common stock of Thiokol, if any, or service as a director or officer of both the Company and Thiokol could create or appear to create potential conflicts of interest when directors and officers are faced with decisions that could have different implications for the Company and Thiokol. The Restated Certificate of Incorporation includes certain provisions relating to the allocation of business opportunities that may be suitable for both the Company and Thiokol. In addition, under Delaware corporate law, officers, directors and controlling stockholders of the Company have certain fiduciary duties to the Company's stockholders. See "Relationship with Thiokol," "Arrangements between the Company, Carlyle and Thiokol" and "Description of Capital Stock--Certain Certificate of Incorporation and By-Law Provisions."

  Certain intercompany agreements and arrangements between the Company and Thiokol will be entered into in connection with the Offering. There can be no assurance that the services and other benefits Thiokol will provide to the Company under such agreements will continue to be provided, and if not, whether, or on what terms, such services or other benefits provided to the Company could be replicated. The Company's Board of Directors will have a Committee of Independent Directors, composed of non-employee directors of the Company who are not directors of or employees of Thiokol or Carlyle, which will be responsible after the Offering for approving the terms of all material agreements and transactions, and any material amendments to such agreements, between the Company and Thiokol. See "Management--Board of Directors and Executive Officers--Committees" and "Arrangements between the Company, Carlyle and Thiokol."

CERTAIN ANTITAKEOVER EFFECTS

  The Restated Certificate of Incorporation and the By-Laws of the Company, and applicable provisions of the Delaware General Corporation Law (the "DGCL"), contain provisions or have effects that may make more difficult the acquisition of control of the Company without the approval of the Company's Board of Directors. See "Description of Capital Stock--Certain Certificate of Incorporation and By-Law Provisions--Provisions That May Have an Anti-Takeover Effect" and "Description of Capital Stock--Section 203 of the Delaware General Corporation Law." Although such provisions do not have a substantial practical significance to investors while Thiokol controls the Company, such provisions could have the effect of depriving stockholders of an opportunity to sell their shares at a premium over prevailing market prices if Thiokol were to reduce its ownership to less than 50%.

ABSENCE OF A PUBLIC MARKET FOR THE COMMON STOCK

  Prior to the Offering, there has been no public market for the Common Stock. Although the Company has filed an application to list the Common Stock on The New York Stock Exchange, Inc. (the "NYSE"), there can be no assurance that an active public market for the Common Stock will develop or that the price at which the Common Stock will trade will not be lower than the initial public offering price. The initial public offering price will be determined through negotiations between Carlyle and the Underwriters. See "Underwriters."

SHARES AVAILABLE FOR FUTURE SALE

  While the Offering will not increase the number of shares of Common Stock outstanding, the Offering will increase the number of shares that are freely tradeable under the Securities Act of 1933, as amended (the "Securities Act"). Upon the consummation of the Offering, the Company will have 100,000,000
shares of Common Stock outstanding, of which       will be freely tradeable
under the Securities Act (      if the U.S. Underwriters' overallotment option
is exercised in full). All of the remaining outstanding shares are owned by Thiokol and Carlyle and are subject to restrictions on disposition under the Securities Act as well as certain contractual restrictions. After the Offering, Thiokol will beneficially own 60% of the outstanding Common Stock (or up to 64% if it elects to exercise all or part of the First Thiokol Option), and has the Second Thiokol Option to purchase Carlyle's remaining shares (all, or in increments of 25%) during the Option Period. Thiokol has advised the Company that it views the Company as an important strategic investment and core long-term holding. In connection with the First Thiokol Option and the Second Thiokol Option and through other means (subject to the limitations described herein), Thiokol will consider increasing its ownership stake over time. Nevertheless, Thiokol retains its full range of alternatives with respect to its ownership position including maintaining its current level of ownership, further increasing its ownership position (subject to the limitations described herein) or selling or monetizing its position. The Company, Thiokol and Carlyle have agreed with the Underwriters, subject to certain exceptions, not to issue, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated ("Morgan Stanley"). In addition, Carlyle and Thiokol have agreed in the Shareholders Agreement that Carlyle may not dispose of any of its shares of Common Stock (other than in connection with the exercise of the U.S. Underwriters' overallotment option or the First Thiokol Option) prior to the earlier of the second anniversary of the closing of the Offering or the occurrence of a change of control of Thiokol. The foregoing provisions of the Shareholders Agreement are solely for the benefit of Thiokol and Carlyle and could be amended by such parties without the consent of the Company or of any other stockholders of the Company. The Company has granted the Selling Shareholder certain rights with respect to the registration under the Securities Act of its shares of Common Stock during the period beginning with the earlier of the second anniversary of the closing of the Offering or the occurrence of a change of control of Thiokol and ending on the fifth anniversary of the closing of the Offering. Any dispositions by Carlyle prior to the fourth anniversary of the closing of the Offering would be subject to Thiokol's right of first refusal to acquire such shares at market price. Sales of substantial amounts of shares of Common Stock in the public market, or the perception that such sales may occur, could adversely affect the market price of the Common Stock. See "Shares Eligible for Future Sale," "Arrangements between the Company, Carlyle and Thiokol," and "Underwriters."

RISKS RELATED TO INTANGIBLE ASSETS

  As of September 28, 1997, the Company had approximately $365 million of intangible assets, representing approximately 137% of total stockholders' equity and approximately 38% of the Company's total assets (excluding the Restricted Trust). In the event of any sale or liquidation of the Company, there can be no assurance that the value of such intangible assets would be realized. Any significant decrease in the value of such intangible assets could have a materially adverse effect on the Company's financial condition and results of operations.

ABSENCE OF DIVIDENDS; HOLDING COMPANY STRUCTURE

  The Company does not expect to pay cash dividends on the Common Stock for the foreseeable future. Instead, the Company expects to use its available cash for debt reduction, capital expenditures, acquisitions and other general corporate purposes. Any future decisions as to the payment of dividends will be at the discretion of the Company's Board of Directors, subject to applicable law and the restrictions described in the following paragraph.

  The Company is a holding company which conducts its operations through Howmet and its subsidiaries, and has no business operations of its own. Accordingly, the Company is dependent on the receipt of cash from its subsidiaries to meet its expenses and other obligations, and to pay any dividends. Certain of the Company's debt instruments contain financial covenants and other restrictions that prohibit or restrict the payment of dividends and intercompany loans by Howmet to its corporate parents and by the Company to its stockholders. See "Dividend Policy" and "Description of Certain Indebtedness."

BOOK VALUE DILUTION

  Purchasers of the Common Stock offered hereby will experience an immediate
and substantial dilution of $   .  per share in the net tangible book value of
their shares of Common Stock from the initial public offering price. See "Book Value Dilution."

FAILURE OF PECHINEY INTERNATIONAL TO REPAY THE PECHINEY NOTES

  The payments required to be made under or in connection with the Pechiney Notes are expected to be made (i) by Pechiney International, a French company which had 1996 sales of approximately French Franc 23.4 billion and total assets as of December 31, 1996 of approximately French Franc 28.6 billion, pursuant to its agreements with Holdings and its note deposited in the Restricted Trust, or (ii) if Pechiney International fails to make such payments, by draws under letters of credit issued to the Restricted Trust in the aggregate amount of $772 million issued by Banque Nationale de Paris ("BNP"), a French bank which has an A+ credit rating from Standard & Poor's Ratings Group ("S&P"), or (iii) if there is an impediment to a draw under such BNP letters of credit, by draws under substantially identical "back-up" letters of credit issued to the Restricted Trust in the aggregate amount of $772 million issued by Caisse des Depots et Consignations ("CDC"), a French bank which has an AAA credit rating from S&P. In addition, if for any reason required payments are not made with respect to the Pechiney Notes, the holders could draw on a third set of letters of credit (also issued by BNP). Pechiney International is solely responsible as reimbursement party for draws under the various letters of credit referenced above, and, by agreement with the banks, neither Holdings nor the Company has any responsibility therefor. However, Holdings remains liable as the original issuer of the Pechiney Notes in the event that Pechiney International and both banks fail to meet their obligations under their respective letters of credit. Such event would have a material adverse effect on the Company's financial condition. See "Description of Certain Indebtedness--Pechiney Notes" and Note 8 of Notes to Financial Statements.

                                  THE COMPANY

  The Company was formed in October 1995 by Carlyle and Thiokol to acquire Pechiney Corporation, the parent corporation of Howmet, from Pechiney International and to acquire the Cercast group of companies from Howmet Cercast S.A., a subsidiary of Pechiney International (the "Acquisition"). Prior to the Offering, Carlyle and Thiokol own 51% and 49%, respectively, of the Common Stock. Carlyle is a Washington D.C.-based private merchant bank founded in 1987. Carlyle and its affiliates currently manage private investment funds with equity capital in excess of $1.5 billion. Since its inception, Carlyle has made equity investments in more than 30 companies, many of which are focused in the aerospace and defense industries. Thiokol, a New York Stock Exchange-listed company, is a leader in the development and production of high-technology solid rocket motors for aerospace, defense and commercial applications and is a major manufacturer of precision fastening systems for aerospace and industrial markets worldwide. Thiokol has advised the Company that it desires to continue to expand its commercial and industrial businesses and views its investment in Howmet as a key strategic opportunity to achieve this goal.

  The Acquisition, which occurred on December 13, 1995, was effected through a series of transactions, including the purchase of Pechiney Corporation by Howmet Holdings Acquisition Corp. ("HHAC"), the purchase of the capital stock of certain Cercast companies by Howmet Acquisition Corp. ("HAC"), a wholly owned subsidiary of HHAC, and the mergers of HHAC with and into Pechiney Corporation and of HAC with and into Howmet. After the mergers, Pechiney Corporation's name was changed to Howmet Holdings Corporation ("Holdings"). The only subsidiary of Holdings other than Howmet is Howmet Insurance Co., Inc., its captive insurance company, the business of which is in run-off status.

  The Company's principal executive offices are located at 475 Steamboat Road, Greenwich, Connecticut 06830, and the Company's telephone number is (203) 661-4600.

                                USE OF PROCEEDS

  All of the shares being offered hereby are being offered by the Selling Shareholder. Consequently, the Company will receive no proceeds from the Offering.

                                DIVIDEND POLICY

  The Company does not expect to pay cash dividends on the Common Stock for the foreseeable future. Instead, the Company expects to use its available cash for debt reduction, capital expenditures, acquisitions and other general corporate purposes. The Company's ability to pay cash dividends is limited by its dependence upon the receipt of cash from its subsidiaries to make such dividend payments. Certain of the Company's debt instruments contain financial covenants and other restrictions that prohibit or restrict the payment of dividends and intercompany loans by Howmet to its corporate parents and by the Company to its stockholders. See "Risk Factors--Absence of Dividends; Holding Company Structure," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Description of Certain Indebtedness."

                              BOOK VALUE DILUTION

  Because the offering price is $  .   greater than the Company's net tangible
book value (deficit) per share of $(.99), purchasers of the Common Stock
offered hereby will experience an immediate dilution of $  .   per share in
the net tangible book value of their shares of Common Stock from the initial public offering price. Thiokol and the Selling Shareholder each acquired all of their shares of Common Stock in connection with the Acquisition, at a price of $1.96 per share, excluding fees and expenses (adjusted for subsequent stock splits).

             CERTAIN TRANSACTIONS IN CONNECTION WITH THE OFFERING

THE SALE

  The Selling Shareholder has agreed to sell to Thiokol, simultaneously with the closing of the Offering, 11,000,000 shares of Common Stock, representing 11% of the outstanding Common Stock, and to grant Thiokol the First Thiokol Option to purchase from the Selling Shareholder up to an additional 4,000,000 shares of Common Stock, representing 4% of the outstanding Common Stock. The First Thiokol Option will be exercisable only on the first business day following earlier of the date Carlyle notifies Thiokol of the intention of the U.S. Underwriters to exercise the U.S. Underwriters' overallotment option or the 30th day following the Offering. The Sale and any exercise of the First Thiokol Option will be at the initial public offering price per share less underwriting discounts and commissions.

CERTAIN OTHER AGREEMENTS AMONG THIOKOL, CARLYLE AND THE COMPANY

  Thiokol has agreed with the Company that, without the prior consent of the Carlyle representative (if any) on the Company's Board of Directors and a majority (but not less than two) of the non-employee directors of the Company who are not directors or employees of Thiokol or Carlyle, neither Thiokol nor any of its affiliates may acquire any Publicly Held Shares if, after such acquisition, the number of Publicly Held Shares then outstanding would be less
than       (adjusted for subsequent stock splits and stock dividends), other than (x) pursuant to a tender offer to acquire all of the outstanding shares of Common Stock not then beneficially owned by Thiokol, or (y) pursuant to a merger or other business combination in which all holders of Publicly Held Shares are treated equally. In addition, pursuant to the Shareholders Agreement, (1) for so long as Carlyle continues to own not less than 5% of the outstanding Common Stock, the Company has agreed to nominate, and Thiokol has agreed to vote its shares of Common Stock in favor of, one designee of Carlyle to the Company's Board of Directors, (2) Carlyle has agreed with Thiokol that Carlyle will not dispose of any of its shares of Common Stock until the earlier of the second anniversary of the closing of the Offering or the occurrence of a change of control of Thiokol, (3) Carlyle has granted Thiokol the Second Thiokol Option, which is exercisable during the Option Period, and, prior to the fourth anniversary of the closing of the Offering, a right of first refusal to acquire any shares Carlyle proposes to sell, in each case at market price, (4) the Company has agreed that, prior to April 1, 1999 (or such earlier date as Carlyle owns less than 5% of the outstanding shares of Common Stock), the Company will not take certain actions without the approval of the director designated by Carlyle, including with respect to issuing or repurchasing shares, declaring dividends, approving the Company's capital budget and operating plan, purchasing or selling substantial assets, appointing or terminating the Company's executive officers, incurring indebtedness over $20 million or taking action relating to the compensation of the Company's executive officers and (5) Thiokol has agreed that, in the event Thiokol disposes of any of its shares of Common Stock to an unaffiliated third party (other than pursuant to an effective registration statement or under Rule 144) prior to the fourth anniversary of the closing of the Offering, Carlyle will have the right to participate in such sale with respect to a proportionate number of its shares on the same terms. The Company has granted Carlyle certain registration rights (exercisable between the second and the fifth anniversaries of the closing of the Offering) for Carlyle's remaining shares of Common Stock and has granted Thiokol certain preemptive rights. See "Risk Factors--Control by and Relationship with Thiokol," "Relationship with Thiokol," "Arrangements between the Company, Carlyle and Thiokol" and "Underwriters."

                                CAPITALIZATION

  The following table sets forth the capitalization (including the current portion of long-term debt) of the Company at September 28, 1997. The information presented below should be read in conjunction with the financial statements and the notes thereto included elsewhere in this Prospectus. For additional information concerning outstanding indebtedness and capital stock, see "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Certain Indebtedness" and "Description of Capital Stock."

                                                                SEPTEMBER 28,
                                                                    1997
                                                                -------------
                                                                 (UNAUDITED)
                                                                (IN MILLIONS)
   Long-term debt, including current portion, excluding
    Pechiney Notes:
     Senior term facility (a)..................................   $   33.5
     Senior revolving credit facility (a)......................         .5
     Senior Subordinated Notes due 2003 (b)....................      125.0
     Payment-in-kind junior subordinated note (c)..............       29.8
     Other.....................................................        1.7
                                                                  --------
       Total...................................................      190.5
   Pechiney Notes, including $10.7 of accrued interest (d).....      727.1
   Redeemable preferred stock (e)..............................       58.7
   Total stockholders' equity..................................      266.4
                                                                  --------
   Total capitalization........................................   $1,242.7
                                                                  ========
   Total capitalization, excluding Pechiney Notes..............   $  515.6
                                                                  ========

--------

(a) The senior term facility and senior revolving credit facility (collectively, the "Senior Credit Facilities") provide a senior term loan and $75.0 million of revolving credit capacity, including up to $50.0 million of standby letters of credit. At September 28, 1997, there were $9.6 million of letters of credit outstanding. The Senior Credit Facilities are secured by a security interest in substantially all assets (other than receivables sold pursuant to the receivables facility) owned by the Company. The senior revolving credit facility expires in December 2001. Scheduled payments of the senior term loan are $8.8 million per quarter; however, because of voluntary prepayments, the Company has the option to delay the next quarterly payment until December 1998. See "Description of Certain Indebtedness--Senior Credit Facilities."

(b) The senior subordinated notes due 2003 ("Senior Subordinated Notes") are unsecured and bear interest at 10% per annum. The Senior Subordinated Notes are redeemable in whole or in part on December 1, 1999 at 105% of principal amount, declining annually to 100% on December 1, 2002. See "Description of Certain Indebtedness--Senior Subordinated Notes."

(c) The 10% payment-in-kind junior subordinated purchaser note is due December 13, 2006. Interest accumulates through the issuance of payment-in-kind notes through December 13, 2003 and is payable in cash semi-annually thereafter. See "Description of Certain Indebtedness--10% PIK Note."

(d) Pechiney International has agreed with the Company to repay the Pechiney Notes. This agreement to repay is supported by a $716.4 million note receivable from Pechiney International (and $10.7 million of accrued interest on such note) which is held in the Restricted Trust. If Pechiney International fails to make payments, the Trustee has two separate sets of irrevocable letters of credit issued by certain French banks to draw upon to satisfy the Pechiney Notes. Pechiney International is solely responsible as reimbursement party for draws under the letters of credit, and, by agreement with the banks, neither Holdings nor the Company has any responsibility therefor. See "Description of Certain Indebtedness-- Pechiney Notes" and Note 8 of Notes to Financial Statements.

(e) The Company's Series A Preferred Stock has a liquidation value of $10,000 per share and is owned by Thiokol. The Company is obligated to redeem the Series A Preferred Stock on December 13, 2005 or immediately prior to a merger, consolidation or sale of the Company. Cumulative dividends of $8.7 million at September 28, 1997 are included in the carrying value of the Series A Preferred Stock. See "Description of Capital Stock--Preferred Stock."

                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA

  The combined operations of Howmet and Cercast prior to the consummation of the Acquisition are referred to as "Howmet Predecessor Company Combined" and the consolidated operations of the Company and its subsidiaries after the consummation of the Acquisition are referred to as "Howmet International Inc. Consolidated." The following table sets forth summary historical combined balance sheet data of Howmet Predecessor Company Combined as of December 31, 1992, which are unaudited, and summary historical combined financial data of Howmet Predecessor Company Combined for each of the three years in the period ended December 31, 1994, which have been derived from the Howmet Predecessor Company Combined financial statements audited by Price Waterhouse LLP, independent accountants. The summary financial data for the periods from January 1, 1995 to December 13, 1995 and December 14, 1995 to December 31, 1995 have been derived from the Howmet Predecessor Company Combined and the Howmet International Inc. Consolidated financial statements, respectively, audited by Ernst & Young LLP, independent auditors. The summary financial data as of December 31, 1995 and December 31, 1996 and for the year ended December 31, 1996 have been derived from the Howmet International Inc. Consolidated financial statements audited by Ernst & Young LLP, independent auditors. The summary financial data as of September 28, 1997 and for the thirty-nine weeks ended September 29, 1996 and September 28, 1997 have been derived from unaudited interim consolidated condensed financial statements which, in the opinion of management, reflect all material adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial position and the results operations for these periods. The unaudited financial data set forth below are not necessarily indicative of the results that may be achieved in the future. The following financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the financial statements of the Company, together with the related notes thereto, included elsewhere in this Prospectus.

                             HOWMET PREDECESSOR COMPANY                      HOWMET INTERNATIONAL INC.
                                      COMBINED                                     CONSOLIDATED
                          ------------------------------------ -----------------------------------------------------
                               YEAR ENDED         PERIOD FROM  PERIOD FROM                       THIRTY-NINE
                              DECEMBER 31,         JANUARY 1,  DECEMBER 14,                      WEEKS ENDED
                          ----------------------    1995 TO      1995 TO     YEAR ENDED  ---------------------------
                                                  DECEMBER 13, DECEMBER 31, DECEMBER 31, SEPTEMBER 29, SEPTEMBER 28,
                           1992    1993    1994       1995         1995         1996         1996          1997
                          ------  ------  ------  ------------ ------------ ------------ ------------- -------------
                                                                                                 (UNAUDITED)
                                              (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
STATEMENTS OF OPERATIONS
 DATA:
Net sales...............  $920.2  $832.7  $858.3     $894.1      $  51.4      $1,106.8      $823.4        $952.0
Cost of sales...........   688.0   603.4   647.3      681.4         38.0         803.6       600.7         661.6
Selling, general and
 administrative
 expense................   116.1   104.5    90.9      105.0          4.6         117.3        84.5         106.6
Depreciation and
 amortization expense...    30.7    31.0    33.1       32.6          2.8          59.7        45.0          44.7
Research and development
 expense................    24.3    23.3    19.2       25.0          1.4          24.2        18.4          16.1
Restructuring expense
 (credit)...............    58.9     --      2.5       (1.6)         --            --          --            --
Goodwill writeoff.......     --      --     47.4        --           --            --          --            --
                          ------  ------  ------     ------      -------      --------      ------        ------
Earnings from
 operations.............     2.2    70.5    17.9       51.7          4.6         102.0        74.8         123.0
Interest income
 (expense) net--
 affiliates.............     4.4     4.4     8.6        6.5          --            --          --            --
Interest income
 (expense) net--third
 parties................    (2.2)   (4.0)   (3.4)      (2.4)        (3.1)        (40.2)      (31.7)        (25.1)
Other--net..............     0.5    (0.1)   (0.1)      (5.8)        (1.0)         (5.9)       (5.9)         (2.1)
                          ------  ------  ------     ------      -------      --------      ------        ------
Income before income
 taxes..................     4.9    70.8    23.0       50.0          0.5          55.9        37.2          95.8
Income taxes............     3.3    27.8    46.0       23.7          0.5          30.3        21.4          36.5
                          ------  ------  ------     ------      -------      --------      ------        ------
Income (loss) before
 cumulative effect
 of change in
 accounting (a)(b)......     1.6    43.0   (23.0)      26.3          --           25.6        15.8          59.3
Payment-in-kind
 dividends on redeemable
 preferred stock........     --      --      --         --           0.2           4.7         3.5           3.8
                                                                 -------      --------      ------        ------
Net income (loss)
 applicable to common
 shares (b).............     --      --      --         --       $  (0.2)     $   20.9      $ 12.3        $ 55.5
                                                                 =======      ========      ======        ======
Net income per common
 share (b)(c)...........     --      --      --         --       $   --       $    .21      $  .12        $  .56
                                                                 =======      ========      ======        ======
BALANCE SHEET DATA (end
 of period)(d):
Cash and cash
 equivalents............  $  7.8  $  6.4  $  5.0        --       $   9.6      $   23.4         --         $  9.1
Non-cash working
 capital................   110.2    67.7    26.4        --          39.0          43.9         --           15.2
Total assets, excluding
 Restricted Trust.......   594.7   579.6   509.9        --       1,127.8       1,052.5         --          969.0
Restricted Trust (e)....     --      --      --         --         716.4         716.4         --          727.1
Long-term debt,
 including current
 maturities, excluding
 Pechiney Notes ........    66.3    44.5    42.1        --         488.6         350.7         --          190.5
Pechiney Notes (e)......     --      --      --         --         716.4         716.4         --          727.1
Redeemable preferred
 stock..................     --      --      --         --          50.2          54.9         --           58.7
Stockholders' equity....   291.9   239.1   166.3        --         196.9         218.8         --          266.4
OTHER DATA (d):
EBITDA (f)..............    33.4   101.4    98.3       78.5          6.3         156.8       114.5         165.8
Adjusted EBITDA (f).....    96.8    85.5   104.8       81.3          6.4         158.4       116.6         168.5
Net cash provided (used)
 by operating
 activities.............   138.8    95.4    91.4       35.2        (12.7)        184.5       142.6         126.1
Net cash provided (used)
 by investing
 activities.............   (31.4)  (31.7)  (33.4)     (43.8)      (740.2)        (29.8)      (14.4)         23.1
Net cash provided (used)
 by financing
 activities.............    (4.5)   (8.5)    4.5      (20.0)       762.4        (140.9)     (117.0)       (161.7)
Capital expenditures....    28.9    33.1    38.0       41.2          1.6          33.7        18.0          32.4
Number of employees (end
 of period).............  10,076   8,990   8,702        --         9,577        10,035         --         10,277

See notes on following pages

--------
(a) In 1993, a $49.3 million charge (net of tax benefits of $31.5 million) was recorded as a cumulative effect of a change in accounting. Effective January 1, 1993, Howmet Predecessor Company adopted Statement of Financial Accounting Standards ("SFAS") No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the estimated future cost of providing postretirement benefits such as health care be recognized as an expense when employees render services instead of when the benefits are paid. If SFAS No. 106 had been in effect for 1992, net income would have been reduced by approximately $2.0 million.

(b) In connection with its SARs plan, the Company recorded after-tax expense of $4.0 million in the year ended December 31, 1996 and $1.0 million and $12.6 million in the thirty-nine week periods ended September 29, 1996 and September 28, 1997, respectively. If the Offering is consummated, the Company's 1997 fourth quarter charge related to its SARs plan will be based upon the Company's stock price on December 31, 1997. Assuming such stock price was equal to the midpoint of the range indicated on the cover
    page of this Prospectus, such charge would be $     million after-tax, or
    $      per share.

(c) Net income per common share amounts are calculated giving effect to the 100,000,000 shares of Common Stock outstanding after the October 8, 1997 stock split in the form of a stock dividend. See Note 18 of Notes to Financial Statements.

(d) Excludes the amounts of advances to Pechiney Corporation, dividends to Pechiney Corporation, and notes payable to Pechiney or its affiliates as set forth below:

                                                                  PERIOD FROM
                                                                   JANUARY 1,
                                          YEAR ENDED DECEMBER 31,   1995 TO
                                          ----------------------- DECEMBER 13,
                                           1992    1993    1994       1995
                                          ------- ------- ------- ------------
                                                     (IN MILLIONS)
   BALANCE SHEET DATA (END OF PERIOD):
     Advances to Pechiney Corporation.... $ 160.7 $ 203.7 $ 238.7       --
     Dividends payable...................     --      7.6     --        --
     Notes payable.......................     --     12.9    20.0       --
   CASH FLOW DATA:
     Increase (decrease) in advances to
      Pechiney Corporation...............    89.1    43.0    34.9   $(237.4)
     Payment of dividends................    22.7    11.5    28.6     200.0

(e) In 1988, Pechiney Corporation, which was a wholly-owned subsidiary of Pechiney International, issued the Pechiney Notes maturing in January 1999 in a principal amount currently outstanding of $716.4 million to third parties in connection with the purchase of American National Can Company. As a result of the Acquisition, Pechiney Corporation (now named Howmet Holdings Corporation) became a wholly-owned subsidiary of the Company. The Pechiney Notes remained the obligation of Holdings, but Pechiney International, which retained American National Can Company, agreed with the Company to be responsible for all payments due on or in connection with the Pechiney Notes. Accordingly, Pechiney International issued its own note to Holdings in an amount sufficient to satisfy all obligations under the Pechiney Notes. The Pechiney International note was deposited in the Restricted Trust for the benefit of Holdings. If Pechiney International fails to make any payments required by its note, the Trustee has two separate sets of irrevocable letters of credit issued by certain French banks to draw upon to satisfy the Pechiney Notes. Pechiney International is solely responsible as reimbursement party for draws under the letters of credit, and, by agreement with the banks, neither Holdings nor the Company has any responsibility therefor. Management believes that it is extremely remote that the Company will use any assets other than those in the Restricted Trust to satisfy any payments related to the Pechiney Notes. Upon repayment of the Pechiney Notes, the Restricted Trust terminates and any assets of the Restricted Trust are to be returned to Pechiney International. See "Description of Certain Indebtedness--Pechiney Notes" and Note 8 of Notes to Financial Statements.

    The September 28, 1997 balances include $10.7 million of accrued interest income for the Restricted Trust and $10.7 million of accrued interest expense for the Pechiney Notes. Both amounts were paid on September 30, 1997.

(f) EBITDA is defined as the sum of (i) income before cumulative effect of change in accounting, (ii) provision for income taxes, (iii) depreciation and amortization expense, (iv) a goodwill write-off of $47.4 million in 1994, and (v) interest income (expense), net. Adjusted EBITDA is defined as the sum of EBITDA and (x) restructuring charges of $58.9 million in 1992 and $2.5 million in 1994, and less a restructuring credit of $1.6 million in 1995 and (y) LIFO inventory valuation adjustments of $4.5, $(15.9), $4.0, $4.4, $1.7, $2.2, and $2.6 million in 1992, 1993, 1994, 1995, 1996, and the thirty-nine weeks ended September 29, 1996 and September 28, 1997, respectively. EBITDA and Adjusted EBITDA are not intended to represent cash flow from operations and should not be considered as alternatives to operating or net income computed in accordance with GAAP, as indicators of the Company's operating performance, as alternatives to cash flows from operating activities (as determined in accordance with GAAP) or as measures of liquidity. The Company believes that EBITDA and Adjusted EBITDA are standard measures commonly reported and widely used by analysts, investors and other interested parties. Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance relative to other companies in the industry. However, not all companies calculate EBITDA and Adjusted EBITDA using the same methods; therefore, the EBITDA and Adjusted EBITDA figures set forth above may not be comparable to EBITDA and Adjusted EBITDA reported by other companies.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, the Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus. Certain information contained below includes forward-looking statements. See "Risk Factors" for a discussion of important factors which could cause actual results to differ materially from the forward-looking statements contained herein.

GENERAL

  The Company is a manufacturer of investment cast components for the aerospace and industrial gas turbine industries through operating companies located in the United States, France, the United Kingdom and Canada. See Note 13 of Notes to Financial Statements.

  Operating Performance. The Company's operating performance is affected by general economic trends and by the following key factors:

  Industry Trends. The Company manufactures superalloy, titanium and aluminum castings for turbine engines and airframe applications for customers worldwide in the commercial and military aviation and the IGT markets.

  Demand for the Company's products is affected by trends in the commercial aviation market, which are currently favorable. Worldwide output of large commercial aviation engines, for which the Company makes the majority share of airfoils, increased 13% from 1995 to 1996 and is expected to continue to increase with the expected increase in aircraft deliveries. Scheduled aircraft deliveries give some indication of engine and component requirements, although the deliveries of engine components precede actual aircraft deliveries by approximately nine months. Approximately 495 large aircraft (over 50 passengers) were delivered in 1996, and scheduled deliveries (according to "The Airline Monitor," July 1997) are projected to be approximately 715 units in 1997 and 905 units in 1998, although such deliveries may be subject to deferral or cancellation. Spare part sales for engines in service are also increasing, as a result of the higher number of aircraft in service and increased flight hours, among other factors.

  Military and defense contractor sales comprised approximately 14% of the Company's total 1996 sales. Such sales are principally in North America and are affected by a portion of United States defense spending, which has been declining since the 1980s. In the near term, the Company expects its military and defense contractor sales to remain stable.

  Growth in demand for efficient, lower cost electrical generation facilities with shorter construction lead times has resulted in IGT engines now accounting for approximately 25% of new electric utility generating capacity ordered worldwide. Management believes that continued growth in global electric power demand provides continued opportunity for the Company's IGT castings through demand for new engines and for replacement part sales as the installed base of IGT engines ages. Sales of spare parts currently represent approximately 38% of total IGT revenues, but are expected to increase as the installed base of IGT castings grows and ages.

  Pricing. The Company has experienced pressure from all of its major customers for price reductions. This pressure is the result of the competitive environment which the Company's OEM customers are facing in the selling of their products in the worldwide market. Because winning an initial order generally assures a long term profitable market for spare parts for OEMs, fierce competition exists and has resulted in reduced prices which OEMs receive in the market. Pressure for reduced prices is then exerted by OEMs on their suppliers.

  Cost Reduction and Productivity Programs. Since 1992 the Company has significantly reduced costs and improved productivity and delivery and cycle times. On-time deliveries have increased from 68% in 1992 to 88% in 1996 and cycle times (measured by work-in-process inventory days) have fallen from 44 days in 1992 to 19 days in 1996, in each case despite the fact that the complexity and volume of the Company's products have increased significantly during the same period. As a result of these programs, the Company has significantly improved its financial performance, and management believes further improvements can be achieved. The Company employs specific programs designed to achieve these improvements, including synchronous manufacturing, kaizen events (in which solutions to specific operational problems are achieved by teams of workers in concentrated time periods), quick shop intelligence (daily meetings of plant staff in which product-specific manufacturing issues are reviewed and solved), and standardization of manufacturing and business processes throughout the Company's facilities worldwide, specialization by plants in the production of certain families of castings and inter-facility manufacturing and technical support, including the sharing of best practices, under a "One Howmet" concept.

  Sale of Refurbishment Business. In September 1997, the Company sold its aircraft engine component refurbishment business (other than its coating operations). The Company expects net cash proceeds of approximately $43 million after tax payments and transaction related expenses. The sale had an immaterial effect on net income. Net sales of such business were approximately $53 million in the thirty-nine week period ended September 28, 1997, approximately $53 million in the thirty-nine week period ended September 29, 1996 and approximately $69 million for the full year 1996. Earnings from operations of this business were immaterial in all periods.

  Backlog. The Company's backlog of orders as of December 31, 1996 and September 28, 1997 were $648 million and $679 million, respectively. Because of the short lead and delivery times often involved and because the Company's orders are often affected by deferrals and cancellations, backlog may not be a significant indicator of future performance of the Company.

RESULTS OF OPERATIONS

  See Note 1 of Notes to Financial Statements for a discussion of the October 11, 1995 formation of the Company and its December 13, 1995 acquisition of Howmet and its parent. The Company had no operations prior to December 13, 1995. For periods prior to December 14, 1995, results of Howmet Predecessor Company are used for comparison purposes below. This is appropriate because all of the Company's sales and pre-interest, pre-tax earnings since December 13, 1995 are those of the entities which comprised Howmet prior to the Acquisition.

  For the purpose of comparing the Company's results of operations for the year ended December 31, 1995, the results of the Company for the period from December 14, 1995 to December 31, 1995 and the results of Howmet for the period from January 1, 1995 to December 13, 1995 have been combined.

 Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

  Net sales increased by $161.3 million (17.1%) to $1,106.8 million for 1996 from $945.5 million for 1995. The increase was primarily due to volume increases resulting from increased demand for aerospace and IGT airfoils, aluminum castings and component repairs.

  Gross profit increased by $77.1 million (34.1%) to $303.2 million for 1996 from $226.1 million for 1995. The principal reasons for the improvement were the effects of volume increases and, to a lesser extent, operational improvements, partially offset by price reductions. Other contributing factors include a $2.6 million lower LIFO charge in 1996 and a 1995 $5.4 million workers' compensation charge in 1995 for incurred but not reported claims (see 1995 versus 1994 comparison).

  Selling, general and administrative expense increased by $7.8 million (7.1%) to $117.3 million for 1996. The increase was due primarily to performance-based incentive costs.

  Depreciation and amortization expense increased by $24.3 million (68.6%) to $59.7 million for 1996 from $35.4 million for 1995. Most of the increase relates to the December 13, 1995 acquisition asset additions and revaluations including goodwill, patents, non-compete agreements, and step-ups of property, plant and equipment.

  Research and development expense decreased by $2.2 million (8.3%) to $24.2 million for 1996 from $26.4 million for 1995. A slight decline in the level of new part development work was the principal reason for the decrease.

  Net interest expense (interest expense less interest income) was $40.2 million in 1996, and net interest income (interest income less interest expense) was $1.2 million for 1995. The expense in 1996 resulted principally from the December 13, 1995 acquisition financing-related debt. In 1995, the Company recorded net interest income on loans to/from its former owner, which are no longer outstanding. The 1995 interest income was partially offset by $3.1 million of third party interest expense recorded in the December 14, 1995 to December 31, 1995 period, which was related primarily to acquisition financing.

  Equity in loss of unconsolidated affiliates declined to a $1.4 million loss in 1996 versus a $4.5 million loss in 1995. The decline is due to improved results for the Japanese joint venture.

  The Company has an agreement to sell, on a revolving basis, an undivided interest in a defined pool of accounts receivable. Losses on sales of receivables increased to $4.5 million in 1996 compared to $.7 million in 1995. The increased loss is due to a full year of sales activity in 1996 versus 1995 sales activity for only the December 14, 1995 to December 31, 1995 period, since sales of receivables did not begin until after the Acquisition.

  The effective tax rate for 1996 was 54.1%, compared to an effective tax rate of 47.7% for 1995. The higher rate in the current period reflects certain losses and expenses for which there were no associated tax benefits, principally goodwill amortization.

  As a result of the foregoing, net income was $25.6 million in 1996, compared to $26.3 million in 1995.

  The impact of inflation on net sales and earnings from operations was not significant.

 Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

  Net sales increased by $87.2 million (10.2%) to $945.5 million in 1995 from $858.3 million for 1994. The increase was primarily due to increased demand for aerospace airfoils, aluminum castings and component repairs, offset in part by selling price reductions. Approximately $13.5 million of the increase resulted from the Company's April 1995 acquisition of TCC, a refurbishment operation.

  Gross profit increased by $15.1 million (7.2%) to $226.1 million for 1995 from $211.0 million for 1994, primarily due to the income effect of volume increases aggregating $26.6 million, of which approximately $2.5 million resulted from the acquisition of TCC. The favorable volume effect was partially offset by price reductions. The year 1995 also included a $5.4 million charge for workers' compensation claims incurred but not reported (incurred during the period due to the cessation of future insurance underwriting by a self-insurance subsidiary of Holdings, and an evaluation of such entity's remaining obligations).

  Selling, general and administrative expense increased by $18.7 million (20.6%) to $109.6 million for 1995. The increase was due primarily to expenses associated with the Company's promotion of new products and applications of casting technology consistent with its strategy, and increased consulting and employee benefit and compensation costs. In addition, credits, representing adjustments of prior years' accruals (primarily for employee benefit programs), were recorded in 1994.

  Depreciation and amortization expense increased by $2.3 million (6.9%) to $35.4 million for 1995 from $33.1 million for 1994. Of the increase, $1.3 million was a result of the acquisition of TCC in April 1995. The balance of the increase is attributable to depreciation resulting from the step-up of the value of fixed assets in connection with the December 13, 1995 acquisition, and amortization of goodwill, patents and non-compete agreements in the period from December 14, 1995 to December 31, 1995.

  Research and development expense increased by $7.2 million (37.5%) to $26.4 million for 1995 from $19.2 million for 1994. The increase is largely attributable to additional development work on new IGT products in response to customer development schedules.

  During 1995, the Company canceled its plan for the closure of its Dover alloy airmelt operation, and accordingly, reversed the related restructuring reserve of $1.0 million previously provided. The Company also reduced a reserve for moving administrative services to a central location for its operations in France by $.6 million. In 1994 the Company took a $1.0 million charge for the Dover alloy airmelt operation and a $1.5 million charge for closure of the Morristown, Tennessee wax manufacturing facility. See Note 17 of Notes to Financial Statements.

  Interest expense--affiliates for 1995 increased to $2.1 million, $1.3 million higher than the $.8 million of expense incurred for 1994. The increase was due to higher borrowings by the Company's casting operations in France from Pechiney S.A. The borrowings were used to finance working capital additions and capital expenditures.

  Interest expense--third parties increased to $6.6 million for 1995 from $4.0 million for 1994. The increase of $2.6 million is primarily attributable to borrowings incurred in the Acquisition.

  Equity in loss of unconsolidated subsidiaries increased by $3.0 million. The higher losses are attributable to results for the period for the Japanese joint venture.

  Despite higher pre-tax earnings, income tax expense was $21.8 million lower in 1995 primarily due to certain non-recurring 1994 losses for which there was no associated tax benefit, including $47.4 million of goodwill write-downs, 1994 tax provisions triggered by developments related to examination by Federal and state taxing authorities of prior years' income tax returns, deferred tax adjustments for changes in overall estimated state income tax rates and other adjustments relating to permanent differences.

  As a result of the foregoing, net income was $26.3 million in 1995, compared to a $23.0 million loss for 1994.

  The impact of inflation on net sales and earnings from operations was not significant.

 Thirty-Nine Weeks Ended September 28, 1997 Compared to Thirty-Nine Weeks Ended September 29, 1996

  Net sales increased by $128.6 million (15.6%) to $952.0 million for the thirty-nine week period ended September 28, 1997 ("the 1997 thirty-nine week period") from $823.4 million for the thirty-nine week period ended September 29, 1996 ("the 1996 thirty-nine week period"). The increase was primarily due to volume increases resulting from increased demand for aerospace engine airfoils and continued strength in the industrial gas turbine airfoils market. Sales in the 1997 thirty-nine week period reflect continued pricing pressures, partially offset by $9.7 million of additional revenue from a pricing adjustment with a customer that is not expected to recur in future periods.

  Gross profit increased by $67.7 million (30.4%) to $290.4 million for the 1997 thirty-nine week period from $222.7 million for the 1996 thirty-nine week period. The principal reason for the improvement was the effect of volume increases. Continued pricing pressures, the aforementioned $9.7 million of additional revenue with no associated cost, fixed cost containment, variable cost reductions and other operational improvements were also significant factors in the 1997 versus 1996 comparison.

  Research and development expense decreased $2.3 million (12.3%) to $16.1 million for the 1997 thirty-nine week period. This decline was a function of the timing of customer requirements and the normal progression of parts from the development to production stages of their life cycle.

  Selling, general and administrative expense increased by $22.1 million (26.2%) to $106.6 million for the 1997 thirty-nine week period. The increase was primarily due to $19.3 million of higher 1997 expense recorded in connection with the SARs plan.

  Net interest expense decreased $6.6 million for the 1997 thirty-nine week period. Interest expense was reduced by $10.7 million due to lower debt levels and, to a lesser extent, lower rates resulting from achievements of financial targets. Partially offsetting this reduction is a $4.1 million accelerated write-off of debt issuance cost associated with debt that was repaid ahead of schedule.

  Equity in income of unconsolidated affiliates of $1.0 million in the 1997 thirty-nine week period was a $3.4 million improvement over the $2.4 million equity loss in the 1996 thirty-nine week period. The improvement reflects better results for the Japanese joint venture.

  Income taxes increased $15.0 million due to higher pre-tax income. The effective income tax rate was 38.1% in the 1997 thirty-nine week period compared to 57.6% in the 1996 thirty-nine week period. The lower 1997 effective tax rate is due principally to a lower state tax rate and a higher estimate of annual earnings in 1997 compared to 1996. As a result of such higher estimated 1997 annual earnings, nondeductible costs and expenses represent a lower percentage of estimated annual earnings in 1997 than in 1996. See Note D of Notes to Consolidated Condensed Financial Statements for the thirty-nine week periods ended September 28, 1997 and September 29, 1996 for a discussion of changes in the estimated 1996 effective rate.

  As a result of the foregoing, net income was $59.3 million for the 1997 thirty-nine week period compared to $15.8 million for the 1996 thirty-nine week period.

QUARTERLY RESULTS OF OPERATIONS

  The table below presents the Company's quarterly operating data for 1996 and the first three quarters of 1997. The Company's business is generally not seasonal. However, the timing of customer inventory needs in relation to engine production and delivery schedules can cause quarterly fluctuations in the Company's operating performance that are not necessarily related to underlying business conditions.

                                 1996 QUARTERS               1997 QUARTERS
                          ------------------------------  ----------------------
                          FIRST   SECOND  THIRD   FOURTH  FIRST   SECOND  THIRD
                          ------  ------  ------  ------  ------  ------  ------
                                            (UNAUDITED)
                                           (IN MILLIONS)
Net sales (a)...........  $261.4  $283.4  $278.6  $283.4  $312.6  $330.4  $309.0
Operating costs and
 expenses:
  Cost of sales.........   190.0   208.8   201.9   202.9   220.0   226.8   214.7
  Selling, general and
   administrative
   expense (b) .........    29.5    27.5    27.5    32.8    36.5    36.3    33.8
  Depreciation and
   amortization
   expense..............    15.1    15.2    14.7    14.7    14.4    14.9    15.4
  Research and
   development expense..     6.2     6.0     6.2     5.8     5.9     5.2     5.1
                          ------  ------  ------  ------  ------  ------  ------
Earnings from
 operations.............    20.6    25.9    28.3    27.2    35.8    47.2    40.0
Interest expense, net
 (c)....................   (11.7)  (10.8)   (9.2)   (8.5)   (7.6)   (8.5)   (9.0)
Other, net..............    (2.0)   (2.8)   (1.1)    --      (.6)    (.8)    (.7)
                          ------  ------  ------  ------  ------  ------  ------
Income before income
 taxes..................     6.9    12.3    18.0    18.7    27.6    37.9    30.3
Income taxes............     5.3     7.3     8.8     8.9    12.0    15.4     9.1
                          ------  ------  ------  ------  ------  ------  ------
Net income..............     1.6     5.0     9.2     9.8    15.6    22.5    21.2
                          ------  ------  ------  ------  ------  ------  ------
Payment-in-kind
 dividends on redeemable
 preferred stock........     1.1     1.2     1.2     1.2     1.2     1.3     1.3
                          ------  ------  ------  ------  ------  ------  ------
Net income applicable to
 common shares..........  $   .5  $  3.8  $  8.0  $  8.6  $ 14.4  $ 21.2   $19.9
                          ======  ======  ======  ======  ======  ======  ======

--------

(a) Includes $3.4 million and $6.3 million of additional revenue (with no associated costs) in the first and second quarters of 1997, respectively, from a pricing adjustment with a customer that is not expected to recur in future periods. There were no comparable amounts in the other quarters presented.

(b) Includes expense related to the Company's SARs plan of $.9 million, $.9 million and $4.8 million in the second, third and fourth quarters of 1996, respectively, and $7.9 million, $8.0 million and $5.1 million in the first, second and third quarters of 1997, respectively.

(c) Includes expense of $1.3 million and $2.8 million in the second and third quarters of 1997, respectively, for the accelerated write-off of debt issuance cost associated with debt that was repaid ahead of schedule. There were no comparable amounts in the other quarters presented.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's principal sources of liquidity are cash flow from operations and borrowings under its revolving credit facility. The Company's principal requirements for cash are to provide working capital, service debt, finance capital expenditures and fund research and development. Based upon the current level of operations, management believes that cash from the aforementioned sources will be adequate to meet the Company's anticipated requirements for working capital, interest payments and scheduled principal payments under the Senior Credit Facilities, capital expenditures and research and development, although there can be no assurance in this regard. To date, cash available after satisfaction of these requirements has been used to voluntarily repay debt prior to mandatory due dates.

  At September 28, 1997, there were $9.6 million of standby letters of credit outstanding and $0.5 million outstanding borrowings under the $75.0 million revolving credit facility. In the 1997 thirty-nine week period, the Company reduced its debt outstanding by $161.7 million, including (i) repayment of $8.7 million of borrowings under a subsidiary's revolving credit line, (ii) repayment of $11.5 million of the Company's revolving credit facility borrowings, and (iii) $26.3 million of mandatory scheduled repayments and $115.2 million of voluntary repayments of senior term facility borrowings. Partially offsetting the reductions was a $2.1 million increase of payment-in-kind interest on the junior subordinated note.

  The source of $57.5 million of the cash used for the aforementioned debt repayments was the sale of the aircraft engine component refurbishment business, discussed above. Subsequent tax payments and other expenditures related to this asset sale are expected to be funded with cash from operations and short-term senior revolving credit facility borrowings. Apart from the benefit of the net cash proceeds from the sale of the refurbishment business, the impact of this sale has not had a material effect on liquidity.

  In the first half of 1997, interest rates on the Senior Credit Facilities were reduced by 50 basis points as a result of the Company achieving certain financial targets. An additional 25 basis point reduction will occur in October 1997 due to further achievements of financial targets. After these reductions, interest rates are, at the Company's option, at Eurodollar rates plus 50 basis points or at a bank's base rate plus no basis points.

  Capital expenditures in the 1997 thirty-nine week period were $32.4 million, and are expected to be approximately $60.0 million for the full year. Terms of the Senior Credit Facilities allow capital expenditures of up to $55.0 million per year. If less than $55.0 million is spent in any year, up to $10.0 million of the underspending may be carried forward and added to the spending limitation of the subsequent year but not beyond. The 1998 limit is expected to be $55.0 million. Spending beyond this limit requires lender approval, and the Company expects to seek such approval in 1998.

  The Company's Senior Credit Facilities prohibit payment of dividends and stock redemptions and restrict intercompany loans. Expenditures for future acquisitions of businesses are limited to a total of $20.0 million in 1997 (including $10.0 million of allowable capacity carried forward from 1996) and $10.0 million per year thereafter. If less is spent in any year, up to $10.0 million of the underspending may be carried forward and added to the spending limitation of the subsequent year but not beyond. The Senior Credit Facilities also limit future contributions to joint ventures to a total of $5.4 million. While the terms of the Senior Credit Facilities are more restrictive than the terms of the Senior Subordinated Notes, these notes also restrict, among other things, payment of dividends, redemptions of shares, sales of assets, mergers and incurrence of additional debt.

  The Company is a holding company which conducts its operations through Howmet and its subsidiaries, and has no business operations of its own. Accordingly, the Company is dependent on the receipt of cash from its subsidiaries to meet its expenses and other obligations. Terms of both the Senior Credit Facilities and the Senior Subordinated Notes restrict transfers of cash to the Company from its subsidiaries.

  At September 28, 1997 the Company's balance sheet includes $716.4 million of Pechiney Notes plus $10.7 million of accrued interest thereon and a $727.1 million Restricted Trust asset. See Note 8 of Notes to Financial Statements.

  Since December 31, 1996, the cumulative translation adjustment, which is included in stockholders' equity, changed by $8.0 million, resulting in a $5.9 million negative balance at September 28, 1997. The change is primarily due to the strengthening of the U.S. dollar relative to the French Franc.

NEW ACCOUNTING STANDARDS

  In February 1997, Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" was issued. This statement changes the methodology of calculating earnings per share. Under current circumstances this standard will not have an effect on the Company's financial statements. In June 1997, SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" were issued. Adoption of SFAS No. 131 is not expected to have a significant impact on the Company's financial statements. Adoption of SFAS No. 130 will not have an effect on the Company's reported cash flows, financial position or net income. However, adoption of SFAS No. 130 will require the Company to report comprehensive income, which will include net income and the change in the cumulative translation adjustment reported in stockholders' equity.

ENVIRONMENTAL MATTERS

  See "Business--Environmental Matters," "Risk Factors--Governmental Regulations and Environmental Matters" and Note 16 of Notes to Financial Statements.

                                   BUSINESS

OVERVIEW

  The Company is the largest manufacturer in the world of investment cast turbine engine components for the jet aircraft and industrial gas power generation markets. The Company uses investment casting techniques to produce high-performance and high-reliability superalloy and titanium components to the exacting specifications of the major aerospace and IGT engine manufacturers. The Company is also the world's largest producer of aluminum investment castings, which it produces principally for the commercial aerospace and defense electronics industries.

  The Company believes that its leading market position is based on its ability to provide complex and technologically advanced products which meet its customers' most demanding requirements, and that its strong leadership in proprietary technology, its integrated manufacturing capabilities and its substantial commitment to research and development provide the Company with competitive advantages in developing and producing such products. Customers in both the aerospace and IGT markets continually seek improvements in turbine engine operating efficiencies through increased turbine operating temperatures and other performance enhancements, requiring the development of stronger, more heat-resistant and corrosion-resistant engine components. The Company has been at the forefront in the development and commercialization of numerous technological breakthroughs in the investment casting industry, including improved metallurgical structures and casting technologies. The Company produces the technologically advanced directional solidification and single crystal airfoils now required for the advanced, higher efficiency engines, and it plans to continue developing higher value, technologically advanced products, which typically carry higher margins. The Company is also focused on using investment casting to develop alternative products to those currently being forged, fabricated or assembled. The Company believes such products represent a significant growth opportunity.

  Howmet, the Company's principal operating subsidiary, was founded in 1926 and was acquired by the Company, a joint venture formed by Thiokol and Carlyle, on December 13, 1995 from Pechiney International.

  The Company produces superalloy and titanium investment castings for the aerospace and IGT industries as well as aluminum investment castings for the aerospace and defense electronic industries, as described below:

  Aerospace Castings. Aerospace casting revenues were approximately $576 million in 1996, or 52% of the Company's total revenues. The Company's aerospace products consist principally of airfoils (both moving blades and stationary vanes) used in the hot gas path of aircraft turbine engines, the area of these engines with the most severe operating conditions. The Company estimates that it has approximately a 56% worldwide market share for aerospace turbine airfoils, and believes it manufactures airfoils for every major jet aircraft turbine engine program currently in production or under development by its major customers, primarily for commercial applications. The Company's aerospace airfoil business is approximately equally divided between parts for new engines and airfoil replacement parts. The Company also produces large structural cast components and integral castings for engine and airframe manufacturers. The Company's major aerospace casting customers are the world's largest jet aircraft engine manufacturers, including GEAE, PWA, AlliedSignal, Rolls-Royce and SNECMA.

  Demand for the Company's products is affected by trends in the commercial aviation market, which are currently favorable. Worldwide output of large commercial aviation engines, increased 13% from 1995 to 1996 and is expected to continue to increase with the expected increase in aircraft deliveries. Scheduled aircraft deliveries give some indication of engine and component requirements, although the deliveries of engine components precede actual aircraft deliveries by approximately nine months. Approximately 495 large aircraft (over 50 passengers) were delivered in 1996, and scheduled deliveries (according to "The Airline Monitor," July 1997) are projected to be approximately 715 units in 1997 and 905 units in 1998, although such deliveries may be subject to deferral or cancellation. Spare part sales for engines in service are also increasing as a result of the higher number of aircraft in service and increased flight hours, among other factors. The Company believes that the principal causes of the recent increase in new aircraft orders include the improved profitability of U.S. commercial airlines, aging of the existing fleet, government Stage III noise regulations (which impact the approximately 3,500 Stage II aircraft worldwide) and increased air travel.

  Industrial Gas Turbine Castings. The Company's IGT casting revenues were approximately $370 million in 1996, or 33% of its total revenues. The Company is the largest producer in the world of airfoils for industrial gas turbine engines, with an estimated 75% worldwide market share. These engines are primarily used in utility power generation, as well as in mechanical drive applications for oil and gas processing and off-shore drilling. The IGT airfoil products manufactured by the Company have performance and reliability requirements similar to those produced for the aerospace market, but the products generally are significantly larger in size. The Company believes that it is currently the only manufacturer in volume production of technologically advanced directional solidification and single crystal airfoils for the IGT market. The Company's major IGT customers are the largest IGT engine manufacturers, including GEPS, EGT, ABB, Siemens and Westinghouse.

  Growth in demand for efficient, lower cost electrical generation facilities with shorter construction lead times has resulted in IGT engines now accounting for approximately 25% of new electric utility generating capacity ordered worldwide. Management believes that continued growth in global electric power demand provides continued opportunity for the Company's IGT castings through demand for new engines and for replacement part sales as the installed base of IGT engines ages. Sale of spare parts currently represent approximately 38% of total IGT revenues, but are expected to increase as the installed base of IGT castings grows and ages.

  Aluminum Castings. The Company, through its Cercast subsidiaries, is the largest producer in the world of aluminum investment castings, which are produced principally for the commercial aerospace and defense electronics industries. During 1996, Cercast had revenues of $85 million, which represented approximately 8% of the Company's total revenues. Cercast is pursuing a strategy designed to increase its exposure to commercial aerospace and other commercial markets, which together now account for more than half of Cercast's revenues. As a result of its proprietary technology, Cercast's aluminum investment castings have been able to penetrate component markets for structural airframes and engines, displacing parts traditionally made by other processes, such as forging, fabrication, welding and assembly. Management expects that this trend, in addition to the favorable outlook for the commercial aerospace industry in general, will increase Cercast's business in this area.

  Sale of Refurbishment Business. In order to focus its effort on its core casting business, in September 1997, the Company sold its aircraft engine component refurbishment business (other than its coating operations), which accounted for approximately 6% of its 1996 sales.

COMPANY STRATEGY

  The Company intends to aggressively pursue a strategy designed to achieve future growth in revenues and profits. Key elements of the Company's strategy are as follows:

  Enhance Worldwide Market Leadership Position. The Company estimates that it has an approximate 56% market share for aerospace turbine airfoils, and believes it manufactures airfoils for every major jet aircraft turbine engine program currently in production or under development by its major customers. The Company also believes that it has an approximate 75% market share of IGT cast components. The Company seeks to enhance its worldwide leadership positions through its technological leadership, integrated manufacturing capabilities and established relationships with every major jet aircraft and IGT engine manufacturer. The Company's substantial commitment to research and development provides it with a competitive advantage in developing the capabilities to manufacture the most complex parts as well as in developing new products, alloys and processes. In addition, the Company has the capability to develop and manufacture alloys and tooling, and finish, machine and coat cast parts. The Company is taking steps to expand its coating and machining operations to supply the aerospace and IGT markets with a full line of machined and coated products. The Company believes this vertically integrated manufacturing capability also enhances its ability to develop proprietary technology and bring to market technologically advanced products quickly while achieving a greater degree of quality control over its manufacturing processes. The Company's leading position provides significant opportunity to supply products for new engines as well as ongoing demand for replacement parts and to participate with its customers in cooperative research and development projects.

  Leverage Technological Capabilities. The Company has been at the forefront in the development and commercialization of numerous technological breakthroughs in the investment casting industry. As a result of its technological leadership, the Company has been able to produce the most technologically advanced, highest quality products, which typically command higher margins and result in strong financial performance and market position. The Company's strategy is to continue its focus on developing more complex airfoils, which can withstand even greater material stress and higher temperature environments, thereby enabling its customers, most of whom are OEMs, to design more efficient engines. The Company intends to pursue this strategy in various ways, including by continuing to work closely with customers to improve its directional solidification and single crystal investment casting production techniques and by developing new applications for those techniques.

  Emphasize Growth through New Casting Applications and Technological Innovations. The Company believes it has significant opportunities for growth by developing new products and new applications which offer its customers greater performance and significant cost savings. These opportunities include
(1) developing cast products that are alternatives to forged, fabricated and assembled products, (2) developing superior new casting processes, and (3) using new materials. Target applications for alternative cast products include a broad array of titanium and aluminum airframe structural components that reduce the number of parts and fasteners used and reduce machining requirements. In developing new casting processes, the Company similarly seeks to reduce the number of parts used and the amount of machining. An example of such a new casting process is the Spraycast-X(R) technology, which the Company is developing and commercializing in a joint venture with a subsidiary of United Technologies Corporation. By this process, products such as cases and rings can be manufactured at substantially lower cost. An example of a new material being developed by the Company is titanium aluminides. Several jet aircraft engine manufacturers are currently testing titanium aluminide airfoils, which reduce the weight of selected airfoil components by approximately 50%, thereby increasing efficiency. The Company believes such products represent a significant growth opportunity for the Company. Additional new products or processes include:

    Turbogenerators. Turbogenerators are small, efficient gas turbines designed to produce from 20 to 200 kilowatts of power. Uses range from vehicle propulsion to electric power generation. The technology calls for low cost, high quality investment castings for various components, and the Company is working with several manufacturers on "Lean Manufacturing" processes (which reduce manpower and inventory requirements) to produce these components. A completely new approach to making investment castings is being developed including new pattern materials and new automated casting equipment.

    Amorphous Alloys. Amorphous or metallic glass materials are alloys that solidify such that their atoms are "frozen" in a totally random, non-crystalline manner, which is similar to that of window glass. The zirconium based amorphous alloys that the Company casts are very strong and hard and have an energy storage density five times that of titanium or steel. The Company is currently using this material to produce inserts for golf club heads. The Company's vacuum die casting process is uniquely suited to producing these materials for a variety of applications.

    Vacuum Die Casting ("VDC"). VDC is a vacuum casting process by which molten metal is injected at high pressure and high speed into a metal mold cavity configured in the shape of the desired component. VDC components have minimum thicknesses of approximately 0.15" and have been cast in titanium, steel, nickel and amorphous alloys.

    Gravity Metal Molding ("GMM"). GMM is a vacuum casting process that uses the force of gravity to flow molten metal into a metal mold cavity configured in the shape of the desired component. GMM components that have minimum thicknesses of approximately 0.100" have been cast in titanium, steel, nickel, cobalt and amorphous alloys. The Company is seeking to develop the VDC and GMM processes to produce selected products at lower cost.

  Continue Cost Reductions and Productivity Improvements. Since 1992 the Company has significantly reduced costs and improved productivity, and delivery and cycle times. On-time deliveries have increased from 68% in 1992 to 88% in 1996 and cycle times (measured by work-in-process inventory days) have fallen from 44 days in 1992 to 19 days in 1996, in each case despite the fact that the complexity and volume of the Company's products have increased significantly during the same period. As a result of these programs, the Company has significantly improved its financial performance, and management believes further improvements can be achieved. The Company employs specific programs designed to achieve these improvements, including synchronous manufacturing, kaizen events (in which solutions to specific operational problems are achieved by teams of workers in concentrated time periods), quick shop intelligence (daily meetings of plant staff in which product-specific manufacturing issues are reviewed and solved), standardization of manufacturing and business processes throughout the Company's facilities worldwide, specialization by plants in the production of certain families of castings and inter-facility manufacturing and technical support, including the sharing of best practices, under a "One Howmet" concept.

  Provide the Highest Level of Customer Service. The Company seeks to provide the highest possible level of customer service, including techniques for achieving measurable improvement in customer satisfaction. For example, the Company's marked improvement in delivery and cycle times referred to above has enabled the Company to meet customer demands for "just in time" delivery. In addition, the Company also keeps its own engineers on-site at customer locations to facilitate the integration of the Company's components into the OEMs' final products and to work closely with OEMs as they develop new products. For example, the Company has worked with GEAE over the last five years in the development of the GE90 aircraft engine and is under contract to supply airfoils for the GE90. In the IGT market, the Company has been selected by ABB, Siemens and GEPS to help these customers develop airfoil components for their existing and new generation IGT engines.

INVESTMENT CASTING INDUSTRY OVERVIEW

  Investment casting is a highly specialized business requiring significant investment in technology and facilities. The investment casting process is a complex and technologically sophisticated multi-step process. One of the primary uses of investment castings has been in turbine engines, which operate most efficiently at high temperatures and require extremely reliable performance. The turbine engine business is greatly influenced by conditions in the aerospace and IGT markets, which are described below. Customers in both the aerospace and IGT markets continually seek improvement in turbine engine operating efficiencies through increased turbine operating temperatures and other performance enhancements, requiring the development of stronger, more heat-resistant and corrosion-resistant engine components. Most segments of the turbine engine market are characterized by a limited number of large manufacturers of engines. Turbine engine manufacturers generally have long-term relationships with a small number of investment cast component suppliers because of the significant technology and facility investments required and complex qualification requirements as well as such suppliers' involvement in new product development initiatives. Once customers have qualified a supplier (or in certain cases two suppliers) with respect to a particular product, they are typically reluctant to add suppliers due to the tooling, sampling and testing costs that accompany the process of qualifying an alternate supplier. Management believes that the Company and PCC account for most of the total aerospace turbine engine and IGT casting production.

  Aerospace Market. The rate of component sales for aircraft engines depends on the rate at which new engines are being built and on the demand for airfoils as replacement parts on aircraft engines in service. The demand for airfoils therefore reflects the new aircraft requirements of airlines, the utilization rates and aging of existing airline fleets and the demand for military aircraft engines. The industry's airfoil sales include significant volume in both the original equipment and replacement part markets, although in both instances OEMs are the principal customers. Structural components are sold almost exclusively to OEM customers for use on original equipment, with virtually no replacement part market.

  IGT Market. Component sales for new industrial gas turbine engines are related primarily to the growth of global electricity consumption and pumping and transportation equipment requirements, while demand for replacement parts depends on the size and usage rate of the installed base of IGT engines. Growth in demand for efficient, lower cost electrical generation facilities with shorter construction lead times has resulted in IGT engines now accounting for approximately 25% of new electric utility power generation ordered worldwide. Management believes that the market will continue to grow at a rate of 2% to 3% per year, and, accordingly, the Company believes such growth in electricity consumption provides opportunities for the Company to increase new engine and replacement part sales.

  Aluminum Casting. Aluminum investment castings are designed for applications such as electronics packaging, electro-optical devices, microwave systems, compressor pumps, air and hydraulic equipment, and components for airframe and aero-engine structural elements. As investment casting technology has evolved, techniques such as controlled solidification have augmented the mechanical properties of these aluminum components and have led to the production of increasingly complex castings capable of a wide array of applications, displacing parts traditionally made by other processes, such as forging, fabrication, welding and assembly. The market for aluminum investment castings in North America and Europe declined significantly in the early 1990s due to weak defense and commercial aerospace markets; however, the market stabilized somewhat in the defense sector and rebounded strongly in 1996 and 1997 in the commercial sector. Management believes the military market for aluminum investment castings will continue to be flat, while the commercial sector will continue to benefit from a favorable aircraft order outlook and an increasing number of aerospace applications for aluminum investment casting.

PRODUCTS AND SERVICES

  Aerospace Castings. The Company manufactures superalloy and titanium castings for aircraft turbine engines and airframe applications for customers worldwide. Aerospace products are manufactured to precise specifications provided by customers. The Company's principal aerospace product group is airfoils for jet aircraft engines. Airfoils consist of blades (rotating airfoils) and vanes (non-rotating airfoils) as well as integral castings such as turbine rotors and nozzle rings, which are assemblies of vanes cast in one piece for smaller engines. The Company also produces structural components, or "structurals," for both engine and airframe applications. Structurals are support components of engines, such as engine casings, frames and bearing housings, and airframe components. These products are described in more detail below.

    Airfoils. The Company was a pioneer in the development of airfoil casting processes, by casting intricate internal and external features in numerous sophisticated alloys while maintaining stringent quality requirements. Investment casting improves component quality by maintaining a high degree of control over the crystal structure of components for strength, heat resistance and durability. Airfoils manufactured by the Company operate in the hot gas section of jet aircraft and IGT engines, where they must operate for prolonged periods of time at temperatures that can exceed 2,000 degrees Fahrenheit. Airfoils can be either cored (hollow) or non-cored (solid), depending on customer specifications. Cores allow the flow of cooling air through the inside of the airfoil's structure to help maintain a lower temperature on the surface of the airfoil. Vanes are made in either single airfoils or in groups of clustered airfoils cast simultaneously.

    The Company believes that it has become a leading supplier of airfoils for virtually every aerospace gas turbine engine manufacturer. Airfoils are uniquely designed for each engine model, and for each stage of that engine. Typically, there are three to eight turbine stages, each one with 60 to 90 identical sets of airfoils. Because of the hot gas path location of the airfoils (as opposed to structural parts), a predictable degradation of airfoils occurs with elapsed engine operation time. This severe environment necessitates demanding product requirements and ultimately the need for replacement parts. The Company's airfoil business is approximately equally divided between sales to OEMs for new engines and sales of airfoils that are resold by OEMs as replacement parts.

    Integrals. Integral castings are turbine rotors, nozzle rings and compressor stators with circular rings of airfoils. As these are cast contiguously with their supporting structures, integrals replace several fabricated assemblies and provide cost efficiencies in machining, fixtures, joining and inspection, in-house inventories and lead times. Cast integrals have greater dimensional consistency than many fabricated or forged products. Integrals are found on smaller engines designed for use on helicopters, trainers and regional aircraft, and in the business and personal aircraft market as well as compressor stators for larger engines.

    Structurals. Structurals are support components of engines, such as engine casings, frames and bearing housings, and airframe components. The Company entered the market for structural castings in the early 1980s after aircraft manufacturers began using such cast components in aircraft engines. The Company saw this market as an opportunity to increase its participation in engine component sales through an extension of its casting technology. The structurals market is separated into engine and airframe segments with a further division between large (up to 60" in dimension) and small (24" maximum dimension) superalloy and titanium castings in each of these categories.

    Structurals are usually made of lighter weight titanium (for use in colder engine sections) and superalloys (for use in hot sections) for their strength and temperature performance properties. Engine structurals are circular engine components such as fan frames, compressor cases and bearing housings that support and surround the various internal working components of a turbine engine. Airframe structurals are of various dimensions and form part of the airframe structure. Most airframe structural components are made from titanium alloys for their weight and strength advantages.

  Industrial Gas Turbine Castings. The Company is the leading manufacturer of superalloy components for gas turbine engines worldwide. These IGT products principally consist of airfoils (which, like airfoils for aircraft, include moving blades and stationary vanes) for gas turbines used in utility power generation and mechanical drive applications for industrial and pipeline operations, oil and gas processing and off-shore drilling. The Company's products can be found in a wide range of industrial gas turbines, from small units with capacities of as little as 1,500 kilowatts to large systems producing in excess of 200 megawatts. In addition to IGT airfoils, the Company also manufactures IGT shroud blocks, which are vane holders that provide a seal to fix each vane into its proper position.

  IGT airfoils are similar in composition to those produced for aerospace turbines except that they are often significantly larger. IGT airfoils for large turbines can be as long as 30 inches and weigh as much as 300 pounds. Their size makes many IGT airfoils more difficult to cast than smaller aerospace airfoils with the same mechanical properties. Management believes that the Company is the only company currently capable of volume production of large directional solidification and single crystal cast components for the IGT market and that this expertise provides the Company with significant opportunities. Management also believes that other combustion and compressor components of IGT engines represent a future market opportunity for the Company.

  Aluminum Castings. Through its Cercast subsidiaries, the Company produces aluminum investment castings for the commercial aerospace and defense electronics markets. Applications include electronic packaging, electro-optical system housings, engine parts, pumps and compressors. In addition, as a result of Cercast's technological leadership, Cercast's aluminum investment castings have been able to penetrate component markets for structural airframes and engines, displacing parts traditionally made by other processes, such as forging, fabrication, welding and assembly.

MAJOR CUSTOMERS

  The Company is the leading supplier of precision investment casting components to the producers of aircraft and industrial gas turbine engines. Most segments of the turbine engine market are characterized by a limited number of large manufacturers of engines. The Company's top ten customers represented approximately 62% of the Company's net sales in 1996. The Company's principal customers are General Electric Company (GEAE and GEPS) and Pratt & Whitney (PWA and Pratt & Whitney Aircraft Canada ("PWAC")). Sales to these customers represented 19% and 14%, respectively, of the Company's 1996 net sales. The Company's principal other aerospace engine customers (none of which represented more than 10% of 1996 net sales) include AlliedSignal, Fiat, Allison, MTU, Rolls-Royce, Walbar (a division of Coltec) and SNECMA. The Company's principal other IGT customers (none of which represented more than 10% of 1996 net sales) include EGT (which manufactures GEPS-designed engines), ABB, Siemens AG, Westinghouse, Nuovo Pignone, Solar, and Westinghouse-Canada.

  Turbine engine manufacturers generally have long-term relationships with a small number of precision cast component suppliers because of the significant technology and facility investments required and complex customer qualification requirements, as well as such suppliers' involvement in new product development initiatives. Once customers have qualified a supplier with respect to a particular product, they are typically reluctant to switch suppliers due to the tooling, sampling and testing costs that accompany the process of qualifying an alternate supplier. Historically, many of the Company's customers have chosen to single source components due to the high cost of supplier qualification.

  Contractual relationships with the Company's principal customers vary. Nearly half of the Company's casting business is derived from multi-year contracts, typically three years in length. Under these contracts, the Company's customers agree to order from the Company, and the Company agrees to supply, specified percentages of specified parts at specified pricing over the life of the contracts. The customers are not required to order fixed numbers of parts, although pricing may be subject to certain threshold quantities. Some of these contracts include provisions requiring specified price reductions over the term of the contract, based on lower production costs as programs mature, shared benefits from other cost reductions resulting from joint production decisions, and negotiated reductions. See "Risk Factors-- Concentrated Customer Base" and "Risk Factors--Competition."

BACKLOG

  The Company's backlog of orders as of December 31, 1996 was $648 million and as of December 31, 1995 was $485 million. Because of the short lead and delivery times often involved and because the Company's orders are often affected by year-end deferrals and from time to time by other deferrals and cancellations, backlog may not be a significant indicator of future performance of the Company.

SALES AND MARKETING

  The Company sells its aerospace and IGT castings through a sales force of thirty-two salaried sales representatives and two commissioned representatives, supervised by senior vice presidents. Cercast sells its products through a network of fifteen independent representatives, plus one direct sales person.

  Management believes the technical nature of the turbine business has fostered close working relationships between the Company and its customers, which are necessary to help shorten development lead times on new components and to insure quality and cost control over the final product. Maintaining and expanding such relationships is one of the Company's principal strategies. The Company's four domestic regional sales offices are generally located near major customers. For example, the eastern United States office is located in East Hartford, Connecticut, near PWA; the midwestern office is located in Blue Ash, Ohio, close to the GEAE plant; and the western United States office is in Phoenix, Arizona, near the AlliedSignal aircraft engine operation. In the United States, relationships with the large IGT product customers are coordinated by the business center manager in the Hampton, Virginia, casting plant, where most IGT products are manufactured. In addition, several field representatives maintain offices within customers' plants. These representatives are often engineers with plant experience, who are invited by the Company's customers to locate within their facilities. The Company's international sales are coordinated from a sales office in Paris, France.

  Orders for components are primarily awarded through a competitive bidding process, and drawings and specifications for each part to be bid are sent to the appropriate manufacturing plant, which consults with engineering, quality and business center managers in the plant as part of the formal bid process. Following an extensive qualification process, customers generally designate an "approved source," usually one supplier per part, for the life of the contract.

MANUFACTURING

  In the investment casting process, an exact replica, or pattern, is produced by injecting wax or plastic materials into a die. If the part contains internal passages, a pre-formed ceramic core is inserted in the die cavity, around which the pattern material is injected. A ceramic shell mold is then produced by dipping, or "investing" (hence the term "investment casting"), the pattern assembly into a ceramic slurry, draining it, and then coating it with coarse ceramic stucco to strengthen the shell. After drying, this process is repeated several times, using progressively coarser grades of ceramic material, until a self-supporting shell has been formed. The coated assembly is then placed in a high-temperature furnace, where the wax or plastic is removed from the shell through melting. Next, the ceramic shell mold is fired to burn out traces of pattern material and to increase its strength. Then the pre-heated ceramic shell mold is filled with molten metal, typically nickel-base, cobalt-base, titanium or aluminum alloy, which is poured into the mold under vacuum, pressure and/or centrifugal force. Once the poured mold has cooled, the residual shell and core are removed by a variety of methods and the parts are separated. The resulting near-net-shape components require only cleaning, finishing and inspection to become the final cast product.

  Customers in both the aerospace and IGT markets continually seek improvement in turbine engine operating efficiencies through increased turbine operating temperatures and other performance enhancements, requiring the development of stronger, more heat resistant and more corrosion resistant engine components. The Company has responded to these requirements with improved metallurgical structures and casting technologies. The Company currently utilizes the equiax method, as well as the directional solidification and single crystal methods.

  Equiax is the conventional investment casting technology characterized by a random grain structure and non-directional strength properties. Much of the advancement in investment casting technology has involved controlling the formation of grain boundaries, which result as a metal solidifies, and manipulating the effects of such formation on properties such as strength and heat resistance. Aligning grains can also increase ductility and strength in particular directions, such as along the length of a blade or vane, where stress is greatest. This alignment process also has significant beneficial effects on thermal fatigue properties. The directional solidification casting process was originally developed by OEM customers to facilitate the formation of unidirectional grain boundaries. Single crystal castings, also originally developed by customers, are composed of a single crystal and represent the most advanced castings available. Directional solidification and single crystal components are priced substantially higher than the equiax parts they replace. One single crystal airfoil may cost well in excess of $5,000 for a large IGT application. The directional solidification and single crystal technologies represented more than 23% of the Company's 1996 total casting sales.

  Because of the strict performance required of its final products, the Company carefully controls its manufacturing processes and materials and relies on vertical integration to assure a consistent and reliable source for such materials. Vertical integration also permits a greater level of protection for the proprietary techniques, materials and processes the Company uses to produce its castings. The Company's vertical integration includes the production of waxes for casting patterns and the ceramic cores and alloys the Company uses in its castings, as well as machining of castings and coating of finished products.

  As a manufacturer of sophisticated OEM components, the Company has met or surpassed all major OEM quality certifications and received all necessary approvals for jet aircraft engines. In addition, each of the Company's major casting facilities has been awarded ISO 9002 certification, an internationally recognized quality assurance standard.

  Aluminum castings are created using the basic casting procedures described above. For certain products, Cercast utilizes a unique rapid solidification technology, which achieves static and dynamic metal properties that are superior to the properties produced by traditional processes. This has allowed the production of increasingly complex castings capable of a wide array of applications. As a result of its technological leadership, Cercast's aluminum investment castings have been able to penetrate component markets for structural airframes and engines, displacing parts traditionally made by other processes, such as forging, fabrication, welding and assembly. Each of Cercast's facilities has been awarded ISO 9002 certification.

RESEARCH AND DEVELOPMENT

  The Company has made a substantial investment in research and development to establish a technology leadership position in the investment casting industry. The Company believes it has significant opportunities for growth by developing new products and new applications which offer its customers greater performance and significant cost savings. These opportunities include (1) developing cast products that are alternatives to forged, fabricated and assembled products, (2) developing superior new casting processes, and (3) using new materials. Target applications for alternative cast products include a broad array of titanium and aluminum airframe structural components that reduce the number of parts and fasteners used and reduce machining requirements. In developing new casting processes, the Company similarly seeks to reduce the number of parts used and the amount of machining. An example of such a new casting process is the Spraycast-X(R) technology, which the Company is developing and commercializing in a joint venture with a subsidiary of United Technologies Corporation. By this process, products such as cases and rings can be manufactured at substantially lower cost. An example of a new material being developed by the Company is titanium aluminides. Several jet aircraft engine manufacturers are currently testing titanium aluminide airfoils, which reduce the weight of selected airfoil components by approximately 50% while increasing efficiency.

  A portion of the Company's total research and development budget comes from the Company's customers, who regularly retain the Company for specific projects. The Company also provides research and development services by contract to governmental agencies.

  The Company's research center staff of 170 individuals includes 69 degreed engineers and scientists. The center includes seven departments. Foundry Technology develops new foundry materials, melting and casting processes, and rapid prototyping of new products. Ceramic Technology develops new pattern, core and shell materials essential to the production of high quality investment castings. Advanced Technology concentrates on new materials, processes and products, with a view toward both current and long term customer requirements. Surface Technology supports the requirements of the Company's coatings business. Quality and Technical Services oversees corporate quality and mechanical, physical, and chemical property testing of materials. Manufacturing Technology designs and builds proprietary equipment for the Company's plants. Environmental Engineering Group oversees the Company's compliance with applicable environmental laws and regulations.

  Cercast also maintains a research and development staff to improve the aluminum investment casting process. This staff develops casting processes and specialty materials, including stable pattern waxes and hybrid ceramic shell molds, as well as the use of pre-formed ceramic coring, which enables Cercast to produce a diverse range of large, thin wall and complex geometry castings.

  The Company's aggregate research and development expense for the years ended December 31, 1994, 1995 and 1996 were $19.2 million, $26.4 million, and $24.2 million respectively.

RAW MATERIALS

  The Company's raw materials include a number of metals and minerals used to produce the alloys included in its castings, including titanium, hafnium, aluminum, nickel, cobalt, molybdenum and copper, among others. The Company has multiple sources of supply for most of these metals and has not experienced any material supply interruption for more than twenty years. Prices of these materials, however, can be volatile, and the Company engages in forward purchases of some of these materials under certain market conditions, and passes certain price fluctuations through to customers pursuant to its long-term agreements. The Company ordinarily does not otherwise attempt to hedge the price risk of its raw materials.

COMPETITION

  The Company believes it has a majority market share in the overall turbine engine investment casting market. PCC, a public company with reported sales of $972.8 million for its fiscal year ended March 31, 1997, is the Company's primary competitor. Management believes that the Company and PCC account for most of the total aerospace turbine engine and IGT casting production. The Company competes with PCC and other smaller participants primarily on technological sophistication, quality, price, service and delivery speed for orders from large, well-capitalized customers with significant market power. Aluminum casting manufacturers also compete on the basis of price, quality and service.

  Superalloy castings represent a substantial cost component of customers' engines, and customers are increasingly focused on reducing costs and responding to increasing competition in their markets. The Company's major customers for these castings are intensely price competitive with each other, and this price competition in turn increases their incentives to reduce costs from their suppliers.

  Orders for components are primarily awarded through a competitive bidding process. Nearly half of the Company's business is based on multi-year contracts with its customers, which typically last three years and generally give the Company the right and obligation to fill a specified percentage of the customer's requirements, but generally do not provide the Company with any minimum order commitments. The Company typically renegotiates these contracts during the last year of the contract period and, during the process, customers frequently solicit bids from the Company's competitors.

ENVIRONMENTAL MATTERS

  The Company is subject to comprehensive and changing Environmental Laws. Due to the nature of the Company's operations, the Company is involved from time to time in legal proceedings involving remediation of environmental contamination from past or present operations, as well as compliance with environmental requirements applicable to ongoing operations. There can be no assurance that material costs or liabilities will not be incurred in connection with any such proceedings, claims or compliance requirements or in connection with currently unknown environmental liabilities.

  If it is determined that the Company is not in compliance with Environmental Laws, the Company could be subject to penalties. The amount of any such penalties could be material. In addition, the Company uses solvents, waxes, metals, caustics, acids, oils and other hazardous substances, and as is the case with manufacturers in general, if a release of hazardous substances occurs on or from the Company's properties or from an off-site disposal facility, the Company may be held liable and may be required to pay the cost of remedying the condition. The amount of any such liability could be material.

  The Company's facilities have made, and will continue to make, expenditures to comply with current and future Environmental Laws. The Company anticipates that it could incur additional capital and operating costs in the future to comply with existing Environmental Laws and new requirements arising from new or amended statutes and regulations. In addition, because the applicable regulatory agencies have not yet promulgated final standards for some existing environmental programs, the Company cannot at this time reasonably estimate the cost for compliance with these additional requirements. The amount of any such compliance costs could be material.

  The Company is subject to liability under CERCLA (the federal "Superfund" statute) and similar state statutes for the investigation and remediation of environmental contamination at properties owned and/or operated by it and at off-site locations where it has arranged for the disposal of hazardous substances. Courts have determined that liability under CERCLA is, in most cases, joint and several, meaning that any responsible party could be held liable for all costs necessary for investigating and remediating a release or threatened release of hazardous substances. As a practical matter, liability at most CERCLA (and similar) sites is shared among all the solvent Potentially Responsible Parties ("PRPs"). The most relevant factors in determining the probable liability of a PRP usually are the cost of the investigation and remediation, the relative amount of hazardous substances contributed by the PRP to the site, and the number of solvent PRPs.

  The Company has received recent test results indicating levels of polychlorinated biphenyls ("PCBs") at its Dover, New Jersey facility which will require remediation. These levels have been reported to the New Jersey

Department of Environmental Protection ("NJDEP"). The Company is preparing a work plan to define the risk and to test possible clean-up options. The statement of work must be approved by the NJDEP pursuant to an Administrative Consent Order entered into between the Company and NJDEP on May 20, 1991 regarding clean-up of the site. Various remedies are possible and could involve expenditures ranging from $2.0 million to $22.0 million or more. The Company has recorded a $2.0 million long-term liability as of September 28, 1997 for this matter. Given the uncertainties, it is possible that the estimated range of this cost and the amount accrued will change in the near future.

  The Company is also currently investigating other possible or known contamination (including soil and groundwater contamination) at the following North American facilities currently or previously owned and operated by the
Company: Whitehall, Michigan; Dover, New Jersey; Branford, Connecticut; Hillsboro, Texas; and Farmington, Connecticut. The Company currently estimates that the total investigation and remediation costs at these facilities will be approximately $1.2 million.

  The Company is also remediating environmental contamination at five European facilities. The Company has conducted an assessment and estimates actual expenditures at these properties to be $100,000 to $1.3 million.

  As a result of off-site waste disposal prior to the Acquisition, the Company is subject to liability for, and is currently involved in certain matters relating to the investigation and/or remediation of environmental contamination at properties not owned or operated by the Company. The Company has been or may be named a PRP at the following sites: Barkhampstead Landfill, Connecticut; Combe Fill South Landfill, New Jersey; PJP Landfill, New Jersey; Solvent Recovery Service, Connecticut; PCB Treatment Inc. Site, Missouri; Omega Chemical Corporation Site, California; and SCA Independent Landfill, Michigan. The Company currently estimates that its total liability at these sites will be approximately $2.4 million. The Company has also recently been named as a PRP with respect to the Materials Recovery Enterprises, Texas site, for which the Company preliminarily estimates its liability could range from approximately $300,000 to $1.0 million.

  At September 28, 1997 the Company had accrued $6.0 million for all of the matters described in the four preceding paragraphs. In connection with the Acquisition, Pechiney International and Pechiney S.A. are required to indemnify the Company for environmental liabilities and obligations relating to Howmet stemming from events occurring or conditions existing prior to the December 13, 1995 Acquisition, to the extent that such liabilities exceed a cumulative $6.0 million. This indemnification applies to all of the aforementioned environmental matters. There can be no assurance, however, that Pechiney International and Pechiney S.A. will indemnify the Company for all such environmental matters set forth when demanded by the Company. If Pechiney International and Pechiney S.A. do not honor their indemnification obligations, the Company likely would be responsible for such matters, and the cost of addressing such matters could be material.

  In addition, unrelated to Howmet's operations, the Company and Pechiney S.A. are jointly and severally liable for environmental contamination and related costs associated with certain discontinued mining operations owned and/or operated by a predecessor-in-interest until the early 1960s. These liabilities include approximately $21.3 million in remediation and natural resource damage liabilities at the Blackbird Mine Site in Idaho and at least $8.0 million in investigation and remediation costs at the Holden Mine Site in Washington. Pechiney International and Pechiney S.A. have agreed to indemnify the Company for such environmental liabilities. There can be no assurance, however, that Pechiney International and Pechiney S.A. will indemnify the Company for all such environmental matters when demanded by the Company. If Pechiney International and Pechiney S.A. do not honor their indemnification obligations, the Company likely would be responsible for such matters. The Company has recorded a liability and an asset for an equal amount related to these matters.

EMPLOYEES

  As of September 28, 1997, the Company had 10,277 employees. Approximately 1,200 of the employees at the Company's Whitehall, Michigan facilities are represented by the United Auto Workers Union. The current collective bargaining agreement expires on June 1, 2002. Management believes that the Company's relationship with its employees is good.

  Labor unions also represent 609 of the 753 employees (excluding approximately 100 temporary employees) at the Company's facility in Exeter, England, and most of the approximately 1,050 employees at the Company's plants in France. Management believes relations at each of these European facilities are good.

PATENTS

  The Company has obtained numerous patents, licenses and other forms of proprietary information, which it believes provide it with competitive advantages, including proprietary modifications and applications of the directional solidification and single crystal processes. To protect its proprietary information, the Company requires employees to sign confidentiality agreements, reminds each such employee of his or her confidentiality obligation upon his or her departure from the Company, and builds some of its own specialized equipment, such as casting furnaces, to prevent competitors from learning about the Company's newly developed processes. Competitors of the Company also hold patents and other forms of proprietary information, and there is active technical competition. There can be no assurance that one or more of the Company's competitors will not develop products and/or processes that would give them a competitive advantage in the Company's markets.

PROPERTIES

  The Company has 20 facilities in the United States, four in France, two in Canada and two in the United Kingdom. Except as indicated, the facilities described below are all owned by the Company or its subsidiaries:

      LOCATION
      (NUMBER OF FACILITIES)                               SIZE (SQUARE FEET)
      ----------------------                               ------------------
      Bethlehem, Pennsylvania.............................       47,200(leased)
      Branford, Connecticut...............................      138,420
      City of Industry, California........................       50,000(leased)
      Cleveland, Ohio.....................................      100,000
      Dover, New Jersey(2)................................      240,737
                                                                115,292
      Hampton, Virginia(2)................................      284,800
                                                                  4,090(leased)
      Hillsboro, Texas....................................       51,000(leased)
      LaPorte, Indiana(2).................................      186,100
                                                                132,748(a)
      Morristown, Tennessee...............................       85,000
      Whitehall, Michigan(6)..............................      253,018
                                                                114,270
                                                                 89,461
                                                                 83,208
                                                                 57,605
                                                                 43,029
      Wichita Falls, Texas................................      206,300
      Winsted, Connecticut................................       81,000
      Dives, France (capital lease).......................      255,858
      Evron, France.......................................       81,000
      Gennevilliers, France...............................       47,361
      Le Creusot, France..................................      156,077
      Georgetown, Ontario.................................       37,000
      Montreal, Quebec....................................      107,000(b)
      Exeter, U.K.(2).....................................      184,350
                                                                 65,650
      Terai, Japan........................................       53,000(c)

--------
(a) Howmet Transport Services Warehouse.
(b) 95,800 square feet are leased.
(c) Factory owned by Komatsu-Howmet Ltd., a 50-50 joint venture between Howmet and Komatsu Ltd.

LEGAL MATTERS

  The Company is a party to certain pending proceedings regarding environmental matters. See "--Environmental Matters." The Company, in its ordinary course of business, is party to various other legal actions. Management believes these are routine in nature and incidental to its operations. Management believes that the outcome of any proceedings to which the Company currently is a party will not have a material adverse effect upon its operations, financial condition or liquidity.

                                  MANAGEMENT

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

  General. Upon the closing of the Offering, the Company will initially have a five-member Board of Directors consisting of three designees of Thiokol (Richard L. Corbin, Edsel D. Dunford and James R. Wilson, Chairman and Chief Executive Officer of Thiokol, who will be Chairman of the Board of the Company), an officer of the Company (David L. Squier, President and Chief Executive Officer of the Company) and a designee of Carlyle (William E. Conway, Jr.). The Company and Thiokol have agreed to use their good faith efforts, as promptly as practicable but in any event within three months following the closing of the Offering, to elect at least two additional directors who will be independent directors within the meaning of the NYSE's rules regarding who may serve on an audit committee. In addition, the Company expects to elect one additional designee of Thiokol to the Board of Directors. Pursuant to the Shareholders Agreement, the Company has agreed to nominate, and Thiokol has agreed to vote its shares of Common Stock for, one designee of Carlyle to the Company's Board of Directors for so long as Carlyle continues to own at least 5% of the outstanding shares. Subject to the foregoing, as long as Thiokol beneficially owns more than 50% of the outstanding Common Stock, Thiokol will have the power to change the size and composition of the Board of Directors and of its committees. See "Certain Transactions in Connection with the Offering" and "Relationship with Thiokol."

  The following table sets forth certain information with respect to the members of the Board of Directors and executive officers of the Company as of the effective date of this Prospectus.

   NAME                     TITLE                                                     AGE
   ----                     -----                                                     ---
   James R. Wilson......... Director and Chairman of the Board                         56
   David L. Squier......... Director, President and Chief Executive Officer            52
   William E. Conway,       Director                                                   48
    Jr. ...................
   Richard L. Corbin....... Director                                                   51
   Edsel D. Dunford........ Director                                                   62
   Marklin Lasker.......... Senior Vice President, International Operations            60
   John C. Ritter.......... Senior Vice President-Finance and Chief Financial Officer  49
   James R. Stanley........ Senior Vice President, United States Operations            56
   Roland Paul............. Vice President--General Counsel and Secretary              60

  The By-Laws of the Company provide that the directors will be elected annually. All directors of the Company hold office until the election and qualification of their successors. Executive officers of the Company are chosen by the Board of Directors of the Company and serve at its discretion.

  James R. Wilson has been a Director of the Company since consummation of the Acquisition and will become Chairman of the Board of the Company upon completion of the Offering. He became Chairman of the Board of Thiokol in October 1995 and has served as a Director, President and Chief Executive Officer of Thiokol since 1993. He was Chief Financial Officer from 1989 through 1993, Senior Vice President from 1989 to 1992, and Executive Vice President from 1992 to 1993. Mr. Wilson is also a director of Rohr, Inc., Cooper Industries, Inc. and First Security Corp.

  David L. Squier has been President and Chief Executive Officer of Howmet since 1992 and will become President and Chief Executive Officer of the Company upon completion of the Offering. Mr. Squier began his association with Howmet when he joined the Corporate Planning department of its predecessor in December 1971. He was involved in manufacturing management from 1976 to 1978, became General Manager of Howmet's Wichita Falls casting facility in 1979, and was promoted to Vice President of Operations in 1983. He has been a Director of the Company since consummation of the Acquisition.

  William E. Conway, Jr. has been a Director of the Company since consummation of the Acquisition. He has been a Managing Director of Carlyle since 1987. Mr. Conway was Senior Vice President and Chief Financial Officer of MCI Communications Corporation from 1984 until 1987, and was a Vice President and Treasurer of

MCI from 1981 to 1984. Mr. Conway presently serves on the Board of Directors of BDM International, Inc., Tracor Inc., GTS Duratek, Inc., Nextel Communications, Inc. and several privately held companies.

  Richard L. Corbin has been a Director of the Company since consummation of the Acquisition. He has been the Senior Vice President and Chief Financial Officer of Thiokol since May of 1994. In 1974, he joined General Dynamics Corporation; he subsequently served from 1991 to 1994 as Chief Financial Officer and Vice President of Administration of the Space Systems Division of General Dynamics Corporation.

  Edsel D. Dunford has been a Director of the Company since consummation of the Acquisition. He served as President and Chief Operating Officer of TRW Inc. from 1991 until his retirement in December 1994. He served as Executive Vice President and General Manager of TRW Space and Defense Business from 1987 to 1991. Mr. Dunford is a director of Thiokol Corporation and Cooper Tire & Rubber Company and is a trustee at the University of California, Los Angeles.

  Marklin Lasker has been a Senior Vice President of Howmet since February 1992 and will become Senior Vice President, International Operations of the Company upon completion of the Offering. Before joining Howmet, Mr. Lasker was Vice President and General Manager of North American, Far East and Latin American operations for the AlliedSignal Turbocharger Division from April 1989 to September 1991.

  John C. Ritter has been Senior Vice President, Finance and Chief Financial Officer of Howmet since September 1997 and will become Senior Vice President, Finance and Chief Financial Officer of the Company upon completion of the Offering. From April 1996 until September 1997, Mr. Ritter was Vice President, Finance and Chief Financial Officer of Howmet. Prior to his employment at Howmet, he served as Vice President, Finance and Contracts, for AlliedSignal Government Electronics Division from 1994 to 1996, and as Vice President, Finance and Administration of Norden Systems Division of United Technologies Corporation from 1991 to 1994. He has also held the positions of Vice President, Finance and Administration, Chemical Systems Division, and Manager, Business Analysis, Pratt & Whitney Aircraft-Government Products Division of United Technologies Corporation.

  James R. Stanley has been Senior Vice President of Howmet since 1992 and will become Senior Vice President, United States Operations of the Company upon completion of the Offering. Previous to his employment at Howmet, Mr. Stanley was the Vice President and General Manager of Customer Support and Marketing at the Textron Turbine Engine Division of Textron, Inc. from August 1990 to January 1992. He also held the position of Vice President of Operations for Textron Lycoming and held numerous managerial positions for nearly 20 years at GEAE.

  Roland Paul has been Vice President, General Counsel and Secretary of Howmet since 1976 and is Vice President, General Counsel and Secretary of the Company. Mr. Paul was previously in private practice as an attorney at law firms in New York and Paris and served as counsel to the United States Senate Foreign Relations Subcommittee on United States Security Commitments Abroad.

  Compensation of Directors. Directors of the Company who are employees of the Company are not paid any fees or additional compensation for service as members of the Board of Directors or any committee thereof. Directors who are not employees of the Company, Thiokol or Carlyle will receive an annual retainer of $30,000 and a fee of $1,000 for each meeting of the Board of Directors or any committee thereof attended, plus any expenses incurred, where appropriate.

  Committees. Following the Offering, the Board of Directors will have three standing committees: an Audit Committee, a Compensation Committee and a Committee of Independent Directors. The Company intends to appoint to such committees only persons who qualify as an "independent" director for purposes of the rules and regulations of the NYSE, as a "non-employee director" for purposes of Rule 16b-3 under the Exchange Act and as an "outside" director for purposes of Rule 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). Subject to Carlyle's rights under the Shareholders Agreement, the Compensation Committee will establish remuneration levels for certain officers of the Company and will perform such functions as provided under the Company's employee benefit programs and executive compensation programs. The Audit Committee will select and engage, on behalf of the Company, the independent public accountants to audit the Company's annual financial statements, and will review and approve the planned scope of the annual audit. The Committee of Independent Directors will be responsible for approving the terms of all material agreements and transactions, and any material amendments to such agreements, between the Company and Thiokol. The Board of Directors may, from time to time, establish certain other committees to facilitate the management of the Company.

EXECUTIVE COMPENSATION

  The following table sets forth information with respect to the compensation paid by Howmet for services rendered during the years ended December 31, 1996, December 31, 1995, and December 31, 1994, to the Chief Executive Officer and to each of the five other most highly compensated executive officers of Howmet (the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                                                  LONG-TERM
                                       ANNUAL COMPENSATION       COMPENSATION
                                  ------------------------------ ------------
                                                    OTHER ANNUAL     LTIP        ALL OTHER
NAME AND PRINCIPAL POSITION  YEAR  SALARY  BONUS(1) COMPENSATION  PAYOUTS(2)  COMPENSATION(3)
---------------------------  ---- -------- -------- ------------ ------------ ---------------
David L. Squier..........    1996 $350,000 $540,926   $ 5,902      $500,179     $1,178,347
 President and Chief Ex-
  ecutive Officer            1995  325,000  352,109     7,971        11,997        175,481
                             1994  300,000  268,860    12,425           --          24,080
James R. Stanley.........    1996  215,000  257,674     4,476       252,045        491,031
 Senior Vice President,      1995  200,000  186,100     5,722           --          18,055
 United States Operations    1994  193,000  136,221     6,399           --           7,580
Marklin Lasker...........    1996  200,004  214,686     1,621       237,757        506,115
 Senior Vice President,      1995  190,800  150,745     5,006           --          19,406
 International Operations    1994  184,800  129,746     4,451           --           8,106
John Ritter..............    1996  157,603      --      2,772           --           7,125
 Senior Vice President--
  Finance
 and Chief Financial
  Officer(4)
Roland A. Paul...........    1996  167,035   96,903     6,642       171,170        291,752
 Vice President--General
  Counsel and Secretary      1995  161,044   64,719     7,628         6,593         15,527
                             1994  161,500   70,048     5,626           --           6,759
Ronald L. Wood...........    1996  135,629  190,829     6,471       158,736        331,701
 Vice President--Finance     1995  170,355  123,367     5,746           --          20,202
 (employment ended 9/96)     1994  166,200   99,855     3,627           --           6,121

--------
(1) Includes payments under Howmet's Annual Bonus Plan and under its Restructuring Plan, a three year annual incentive plan which began in 1992 and ended in 1995, which allowed for payments to be made to the Named Executive Officers in conjunction with the Company's restructuring efforts.
(2) Howmet's Long-Term Incentive Plan allowed for annual payments based on threshold, target and maximum goals tied to Howmet's performance with respect to profits and return on net assets over rolling three-year periods, beginning in 1991. The Long-Term Incentive plan terminated in connection with the Acquisition, and the listed amounts were determined and paid in 1996 to give effect to that termination.
(3) A one time Sale Bonus was awarded to certain executives, including the Named Executive Officers, upon consummation of the Acquisition (See "-- Transaction Incentive Payments"). The following amounts were paid to the Named Executive Officers: David L. Squier, $1,157,813; James Stanley, $475,000; Marklin Lasker, $453,625; Roland J. Paul, $281,438; and Ronald
    L. Wood, $302,813. Howmet makes matching contributions for the first five percent of each employee's compensation paid into Howmet's savings plan. Company contributions with respect to pre-tax compensation are matched dollar for dollar. Company contributions with respect to post-tax compensation are matched at fifty cents per dollar of employee contribution. Howmet maintains excess non-qualified plans that provide for payment of amounts in the form of taxable compensation equal to the amounts that would have been otherwise paid to employees under the foregoing formulas absent the benefit limitations of the Code. These contributions are included. During 1995 Howmet made payments in lieu of vacation not taken by certain executive officers due to activities related to the Acquisition. The following amounts were paid to the Named Executive Officers: James R. Stanley, $7,692; Marklin Lasker, $11,008; Roland A. Paul, $3,744; and Ronald L. Wood, $7,863. The figures for David L. Squier also reflect payment, provided by Pechiney, of premiums for a life insurance policy in 1994 of $10,789 and in 1995 of $153,488; the 1995 payment by Pechiney prepaid all future premiums on the policy. The 1996 figure for Ronald L. Wood reflects payment for relocation of $18,218. In 1996, Thiokol granted 230,000 contingent stock options for Thiokol common stock to certain Howmet employees, including certain of the Named Executive Officers (see "Thiokol Options").
(4) Mr. Ritter joined Howmet in 1996.

RETIREMENT PLANS

  The Company maintains defined benefit pension plans for substantially all of its employees. Effective January 2, 1996, the Company adopted the Howmet Corporation Salaried Employees Pension Plan (the "SEPP"), a defined benefit plan that covers most salaried employees, and provides for continuing benefits that had been provided under another defined benefit plan (the "Pechiney Plan") prior to the Acquisition. The following table shows the estimated annual pension benefits for salaried employees payable upon retirement (including amounts attributable to the SEPP, the excess benefit plans and the supplemental retirement plans, as described below, and including any benefit payable under the Pechiney Plan) for the specified compensation level and years of service.

                              PENSION PLAN TABLE

                                             YEARS OF SERVICE
                           -----------------------------------------------------
REMUNERATION                  15       20       25       30       35       40
------------               -------- -------- -------- -------- -------- --------
$200,000.................. $ 43,164 $ 57,552 $ 71,940 $ 86,328 $100,716 $111,716
$400,000.................. $ 88,164 $117,552 $146,940 $176,328 $205,716 $227,716
$600,000.................. $133,164 $177,552 $221,940 $266,328 $310,716 $343,716
$800,000.................. $178,164 $237,552 $296,940 $356,328 $415,715 $459,716

  As of December 31, 1996, the Named Executive Officers had the following credited service for determining pension benefits: David L. Squier, 25 years; James R. Stanley, 4 years; Marklin Lasker, 4 years; John Ritter, less than one year; Roland A. Paul, 20 years; and Ronald L. Wood, 26 years.

  All employees named in the Summary Compensation Table participate in the SEPP. For employees who retired before 1997, pension benefits were based on the average earnings for the highest five consecutive years of the final ten years of service. Compensation included in the final average earnings for the pension benefit computation included base annual salary and annual bonuses but excluded payments for all other compensation. The SEPP benefit prior to 1997 took into account the service and compensation earned at Pechiney International and was reduced by any benefit payable under the Pechiney Plan.

  Effective January 1, 1997, the SEPP's design was changed to that of a cash balance plan. The cash balance plan maintains hypothetical individual accounts for participants. Amounts credited to the accounts are based on compensation and age. Benefits earned before 1997 under the final average earnings formula have been converted to opening account balances.

  As of January 1, 1997, SEPP benefits are payable at retirement or termination. Benefits may be payable as a single life annuity, a joint and survivor annuity, a ten year certain option, or a lump sum.

  Because the SEPP is subject to the benefit and compensation limits under the Code, the Company has established two unfunded Excess Benefit Plans that provide for payment of amounts that would have been paid to employees under the pension formula absent the benefit and compensation limits of the Code.

  The Company also maintains several Supplemental Executive Retirement Plans ("SERPs") designed to provide unfunded supplemental retirement benefits to certain employees of the Company. The first is designed to provide the selected employees a benefit at retirement equal to that which they would have earned under the SEPP and the Excess Benefit Plans, had the SEPP not been converted to a cash balance plan. Benefits under this SERP are offset by benefits received under the SEPP and the Excess Benefit Plans. As of December 31, 1996, Messrs. Squier, Stanley, Lasker, Ritter and Paul were participants in this SERP.

  The second SERP is designed to provide the selected employees a benefit at retirement equal to 50% of the participant's average three highest consecutive years of compensation during the last ten years. SERP benefits are offset by amounts the participant receives from certain other plans and social security. Currently, Mr. Squier is the only employee participating in this SERP.

TRANSACTION INCENTIVE PAYMENTS

  Howmet instituted an additional incentive plan in 1995 for the Named Executive Officers granting them significant incentive bonuses upon the successful sale of Howmet by Pechiney International. The incentives provided for a bonus payment equal to a multiple (ranging from one-and-one-half times to three times) of the officer's 1995 base salary plus an additional payment equal to .75% of the guaranteed payment for each million dollars by which the final sale price exceeded Pechiney International's threshold price. Payments earned and paid under this plan were the obligations of Pechiney International and were paid in 1996.

EMPLOYMENT AGREEMENTS

  In October, 1995 Howmet entered into employment agreements (the "Agreements") with thirteen management employees, including each Named Executive Officer other than Mr. Ritter, who joined Howmet in April 1996. The Agreements set base salary levels and provide a specified percentage (generally from 30%-60%) of base salary as a target annual bonus amount. The Agreements also generally provide each Named Executive Officer (the "Executive") with the use of a Howmet-owned automobile and participation in benefit plans and programs available to the Howmet management employees generally. The Agreements generally provide that in the event the Executive's employment is terminated by Howmet other than for "cause" or by the Executive with "good reason" (each as defined therein) within 18 months following the Acquisition (or prior to the Executive's 62nd birthday in the case of Mr. Squier and Mr. Paul), the Executive will be entitled to (i) the amount of the Executive's base pay and target bonus for a specified period ranging from 18 to 36 months, (ii) a prorated portion of the annual bonus and any long-term incentive awards that would have been payable in the year of termination,
(iii) Company-paid outplacement services, (iv) transfer to the Executive of the Howmet-owned car he was using, (v) accelerated vesting under certain of Howmet's retirement plans, and (vi) the right to continue to participate in Howmet's medical benefits plan for up to two years at the rates in effect for active employees, and the right to be treated as a retiree for purposes of continued coverage thereafter. The severance benefits described above are generally conditioned on the Executive's agreement not to compete with the business of Howmet for a period of twelve months following the participant's termination of employment. In the event of the Executive's death or disability, the Agreements generally provide for the payment of prorated annual bonus and long-term incentive plan awards, but not other severance amounts. Mr. Squier's agreement provides that he is entitled to a supplemental annual pension payment equal to the excess of 50% of his average base pay during his final three years of employment over the amounts provided to him under certain of Howmet's retirement plans and under social security. In February 1996 Howmet entered into an employment agreement with Mr. Ritter that sets a base salary and an annual bonus targeted at 40% of that amount. Half of the bonus is based upon achievement of personal objectives and half is based upon the performance of Howmet. Mr. Ritter is eligible for Thiokol stock option awards, stock appreciation rights and an opportunity to purchase an interest in Howmet. Mr. Ritter is also entitled to use of a company car. In the event Mr. Ritter is terminated within the first 24 months of his employment, he is entitled to receive, in lieu of any other severance arrangements, 12 months base pay and target bonus, paid in a lump sum.

STOCK APPRECIATION RIGHTS

  In May 1996, the Company introduced a Stock Appreciation Rights ("SARs") plan. Under the plan, SARs representing approximately 5% of the Company's equity value were issued to certain executive officers. The SARs, similar to phantom stock options, are generally payable on the earliest to occur of the following: (i) March 31, 2001; (ii) a merger, sale of substantially all of the assets, or liquidation of the Company or Howmet; (iii) the acquisition by an unaffiliated entity of more than 50% of the Company's or Howmet's common stock; (iv) disposition by Carlyle of all of its interest in the Common Stock, through the exercise of the option granted to Thiokol at the time of the Acquisition or otherwise; or (v) a public offering of more than 50% of the Company's or Howmet's Common Stock. The SARs are valued based on appreciation in the value of the Common Stock, as defined in the plan, from the date of adoption of the plan to the earliest of the foregoing dates. The SARs vest over a five-year period based upon the passage of time and the operating performance of Howmet, with acceleration in the event of one of the earlier triggering events referred to above. Neither the consummation of the Offering nor the consummation of the Sale will accelerate the vesting of the SARs. The following table shows the number and value of SARs granted to the Named Executive Officers during 1996.

              STOCK APPRECIATION RIGHT GRANTS IN LAST FISCAL YEAR

                                                                       POTENTIAL REALIZABLE
                                                                         VALUE AT ASSUMED
                                                                           ANNUAL RATES
                         NUMBER OF    PERCENT OF                          OF STOCK PRICE
                         SECURITIES   TOTAL SARS                           APPRECIATION
                         UNDERLYING   GRANTED TO     BASE                 FOR OPTION TERM
        NAME AND            SARS      EMPLOYEES     PRICE   EXPIRATION ---------------------
   PRINCIPAL POSITION     GRANTED   IN FISCAL YEAR ($/SARS)    DATE        5%        10%
   ------------------    ---------- -------------- -------- ---------- ---------- ----------
David L. Squier......... 1,000,000       19.5%       $ 2     3/31/01
James R. Stanley........   375,000        7.3         $2     3/31/01
Marklin Lasker..........   250,000        4.9         $2     3/31/01
John Ritter.............   250,000        4.9         $2     3/31/01
Roland A. Paul..........   150,000        2.9         $2     3/31/01
Ronald L. Wood..........       --         --          $2         (1)

--------
(1) Expired.

THIOKOL OPTIONS

  Since December 31, 1995, Thiokol has granted 230,000 contingent stock options for Thiokol common stock to certain Company employees, including certain of the Named Executive Officers. The options granted to the Named Executive Officers have an exercise price of between $35.50 and $40.94 per option, the market price of Thiokol stock on the date of the grant. The options will vest only if Thiokol acquires 100% of the Company prior to December 13, 2001 unless otherwise modified by the Compensation Committee of the Board of Directors of Thiokol. The options vest, and are exercisable, 50% on the date of such acquisition and 25% each year thereafter. The options expire not later than ten years after the date of the grant. In the event that Thiokol acquires 100% of the Company before December 13, 2001, there will be a charge to the Company's earnings upon such acquisition and in the subsequent two years of the vesting period. The total charges will be equal to the product of (x) any increase in price of Thiokol's stock from date of grant to the date when Thiokol acquires 100% of the Company, times (y) the number of options outstanding. If Thiokol had acquired 100% of the Company as of June 29, 1997, charges at that date and in the subsequent two years would aggregate $4.0 million, after tax.

                            PRINCIPAL STOCKHOLDERS

  The only classes of capital stock of the Company outstanding are the Common Stock and the Series A Preferred Stock. Thiokol currently beneficially owns all 5,843 outstanding shares of Series A Preferred Stock and will continue to own all of the outstanding shares of Series A Preferred Stock after the Offering. The following table sets forth the ownership of Common Stock (assuming no exercise of the U.S. Underwriters' over-allotment option or the First Thiokol Option) by each person known by the Company to be the owner of 5% or more of the Common Stock, by each person who is a director or a Named Executive Officer of the Company and by all directors and executive officers as a group as of the date of this Prospectus and after giving effect to the Offering and the Sale.

                                                                        NUMBER OF         POST
                                     PERCENTAGE               NUMBER   SHARES TO BE   OFFERING/SALE
                            NUMBER       OF                 OF SHARES     OWNED       PERCENTAGE OF
                          OF SHARES  OUTSTANDING NUMBER OF    TO BE       AFTER        OUTSTANDING
                          CURRENTLY    COMMON    SHARES TO   SOLD IN     OFFERING        COMMON
BENEFICIAL OWNER(1)         OWNED       STOCK    BE OFFERED  THE SALE    AND SALE         STOCK
-------------------       ---------- ----------- ---------- ---------- ------------   -------------
Carlyle-Blade
 Acquisition Partners,
 L.P.,
 a Delaware limited       51,000,000    51.0%               11,000,000            (3)         %(3)
 partnership
 ("CBAP")(2)............
 c/o The Carlyle Group
 1001 Pennsylvania
 Avenue, N.W.
 Washington, D.C. 20004
Thiokol Corporation(4)..  49,000,000    49.0%           --         --   60,000,000(5)     60.0%(5)
 2475 Washington
 Boulevard
 Ogden, Utah 84401
William E. Conway, Jr...         --                     --         --          --
Richard L. Corbin.......         --                     --         --          --
Edsel D. Dunford........         --                     --         --          --
David L. Squier(6)......         --                     --         --          --
James R. Wilson.........         --                     --         --          --
Marklin Lasker(6).......         --                     --         --          --
John C. Ritter..........         --                     --         --          --
James R. Stanley(6).....         --                     --         --          --
Roland A. Paul(6).......         --                     --         --          --
All directors and
 executive officers as a
 group (9 persons)(6)....        --                     --         --          --

--------
(1) Except as otherwise indicated, each beneficial owner has the sole power to vote, as applicable, and to dispose of all shares of Common Stock owned by such beneficial owner. Upon the consummation of the Offering, Carlyle and Thiokol will enter into the Shareholders Agreement governing, among other matters, voting of Common Stock in the election of directors.
(2) CBAP is the record owner of the shares beneficially owned by Carlyle. Carlyle Partners II, L.P. and Carlyle Partners III, L.P. (the "General Partners") are the general partners of CBAP. TC Group, L.L.C., a Delaware limited liability company, is the sole general partner of each of the General Partners, and TCG Holdings, L.L.C., a Delaware limited liability company, is the sole managing member of TC Group, L.L.C. The General Partners, TC Group, L.L.C. and TCG Holdings could therefore be deemed to be beneficial owners of the shares owned by CBAP. TC Group, L.L.C. is also the general partner of certain limited partners of CBAP.
(3) Carlyle's actual post-Offering ownership level will be between       and
          shares of Common Stock, or between   % and   % (depending upon
    whether the U.S. Underwriters' over-allotment option and/or the First Thiokol Option are exercised in whole or in part). All of Carlyle's shares are subject to the Second Thiokol Option, which is exercisable by Thiokol during the two-year period beginning on the second anniversary of the closing of the Offering.
(4) Thiokol's investment in the Company is owned of record by Thiokol's wholly-owned subsidiary, Thiokol Holding Company.
(5) Thiokol's actual post-Offering ownership level may be up to 64,000,000 shares, or 64% of the outstanding shares, if it elects to exercise all or part of the First Thiokol Option.
(6) Certain executive officers of the Company hold an aggregate interest in the Selling Shareholder of 4.5%, including Mr. Squier (2.3%), Mr. Stanley (.4%), Mr. Lasker (.3%) and Mr. Paul (.03%). Such interests are held directly or indirectly through a rabbi trust. Mr. Squier acquired part of his interest in the Selling Shareholder using the proceeds of a $1.0 million loan from CBAP. Such loan carries an interest rate of 9.0%, payable at maturity, and matures on December 13, 2005 or earlier upon a distribution from CBAP. The Selling Shareholder has advised the Company that it expects to distribute proceeds from the Offering to its partners, which would include such executive officers of the Company, on a pro rata basis, or as otherwise agreed by the parties.

                           RELATIONSHIP WITH THIOKOL

  Immediately prior to the Offering, Thiokol and Carlyle will be the only stockholders of the Company. Upon completion of the Offering and the Sale, Thiokol will beneficially own 60% of the outstanding Common Stock (or up to 64% if it elects to exercise all or part of the First Thiokol Option) and will own all of the outstanding non-voting Series A Preferred Stock. In addition, during the two year period following the second anniversary of the Offering, Thiokol will have the ability to increase its ownership stake up to
approximately   % (assuming no exercise of the U.S. Underwriters'
overallotment option) by exercising the Second Thiokol Option, which gives Thiokol the right to purchase up to all of the shares of Common Stock retained by Carlyle. Accordingly, subject to Carlyle's rights under the Shareholders Agreement, Thiokol will be able to control the election of the Company's Board of Directors and exercise a controlling influence over the business and affairs of the Company and will be able to do so as long as it continues to own more than 50% of the Common Stock. Thiokol has advised the Company that it views the Company as an important strategic investment and core long-term holding. In connection with the First Thiokol Option and the Second Thiokol Option and through other means (subject to the limitations described herein), Thiokol will consider increasing its ownership stake over time. Nevertheless, Thiokol retains its full range of alternatives with respect to its ownership position including maintaining its current level of ownership, further increasing its ownership position (subject to the limitations described herein) or selling or monetizing its position. In connection with the Offering and Sale, the Company and Thiokol will enter into certain intercompany agreements, and the Restated Certificate of Incorporation will include certain provisions relating to the Company's relationship with Thiokol following the Offering. In addition, the Company's Board of Directors will have a Committee of Independent Directors, composed of non-employee directors of the Company who are not directors or employees of Carlyle or Thiokol, which will be responsible after the Offering for approving the terms of all material agreements and transactions, and any material amendments to such agreements, between the Company and Thiokol. See "Management--Board of Directors and Executive Officers--Committees," "Arrangements between the Company, Carlyle and Thiokol" and "Description of Capital Stock--Certain Certificate of Incorporation and By-Law Provisions."

                             ARRANGEMENTS BETWEEN
                       THE COMPANY, CARLYLE AND THIOKOL

MANAGEMENT AGREEMENTS

  Concurrently with the closing of the Acquisition, Howmet entered into management agreements ("Management Agreements") with TCG Holdings, L.L.C. (an affiliate of Carlyle) and Thiokol for certain management and financial advisory services to be provided to the Company and its subsidiaries. The Management Agreements provide for the payment to each of TCG Holdings, L.L.C. and Thiokol of annual management fees in an amount equal to $1.0 million. Also concurrently with the closing of the Acquisition, a predecessor to Holdings entered into transaction fee agreements with TCG Holdings, L.L.C. and Thiokol for the provision of advisory services relating to the negotiation, structuring and financing of the Acquisition, for fees of $2.0 million, which were paid to each of TCG Holdings, L.L.C. and Thiokol. Upon consummation of the Offering, the Management Agreements with Thiokol will be terminated and the Management Agreement with TCG Holdings, L.L.C. will be amended to reduce the annual management fee to $500,000 and to provide that such agreement will expire on the second anniversary of the closing of the Offering.

SERVICES AGREEMENT

  Upon consummation of the Offering, the Company and Thiokol will enter into an intercompany services agreement (the "Services Agreement") with respect to the services to be provided by Thiokol. The Services Agreement provides that Thiokol will furnish to the Company a package of services for which the Company shall generally pay Thiokol its costs plus a fee, both amounts to be determined by Thiokol from time to time on a basis consistent with its past practices.

  The services to be provided by Thiokol comprise certain tax services; control and audit services; risk management and insurance advice and purchasing; health, safety and environmental services; treasury and cash management services; human resources and employee relations services; employee benefit plan services; and in-house legal services.

SHAREHOLDERS AGREEMENT

  Upon consummation of the Offering, the Company, Thiokol and Carlyle will enter into the Shareholders Agreement, which amends and restates a shareholders agreement entered into by such parties as of December 13, 1995. Pursuant to the Shareholders Agreement, (1) for so long as Carlyle continues to own not less than 5% of the outstanding Common Stock, the Company has agreed to nominate, and Thiokol has agreed to vote its shares of Common Stock in favor of, one designee of Carlyle to the Company's Board of Directors, (2) Carlyle has agreed with Thiokol that Carlyle will not dispose of any of its shares of Common Stock until the earlier of the second anniversary of the closing of the Offering or the occurrence of a change of control of Thiokol and (3) Carlyle has granted Thiokol the Second Thiokol Option, which is exercisable during the Option Period, and, prior to the fourth anniversary of the closing of the Offering, a right of first refusal to acquire any shares Carlyle proposes to sell, in each case at market price. In addition, the Shareholders Agreement provides that prior to June 29, 1999 (or such earlier date as Carlyle owns less than 5% of the outstanding shares of Common Stock), the Company will not, without the approval of the director designated by Carlyle, (i) issue or repurchase its shares, (ii) declare dividends other than dividends payable in kind on the Series A Preferred Stock, (iii) engage in a business other than the business in which the Company is currently engaged,
(iv) approve the Company's capital budget, operating plan or three-year business plan, (v) purchase or sell substantial assets, (vi) merge or consolidate with another person, (vii) dissolve, liquidate or file for bankruptcy, (viii) settle legal actions or tax claims in excess of $1.0 million, (ix) elect, appoint or terminate the Company's executive officers,
(x) amend the Restated Certificate of Incorporation or By-Laws, (xi) incur or refinance indebtedness over $20.0 million, (xii) select independent accountants or make a significant change in accounting or tax principles or
(xiii) adopt, establish or materially amend the Company's employment, compensation and benefit arrangements with its executive officers. Pursuant to the Shareholders Agreement, Thiokol has agreed that, in the event Thiokol disposes of any of its shares of Common Stock to an unaffiliated third party (other than pursuant to an effective registration statement or under Rule 144) prior to the fourth anniversary of the closing of the Offering, Carlyle will have the right to participate in such sale with respect to a proportionate number of its shares on the same terms. See "Risk Factors--Control by and Relationship with Thiokol," "Certain Transactions in Connection with the Offering," "Relationship with Thiokol" and "Underwriters."

CORPORATE AGREEMENT

  Upon consummation of the Offering, the Company and Thiokol will enter into a corporate agreement (the "Corporate Agreement"). Under the Corporate Agreement, the Company will grant preemptive rights to Thiokol which will give Thiokol the right, upon any issuance or sale by the Company of its shares of capital stock, to acquire a number of such shares sufficient to maintain Thiokol's percentage ownership of the Company's outstanding voting power and equity as of immediately prior to such issuance or sale. The purchase of shares of Common Stock pursuant to the exercise of a preemptive right will be at market price, or, in the case of a public offering by the Company for cash, at a price per share equal to the net proceeds per share to the Company in such offering. The preemptive rights expire in the event Thiokol reduces its ownership interest to less than 20%.

  The Corporate Agreement obligates Thiokol and the Company to use their good faith efforts to elect to the Board of Directors of the Company, as promptly as practicable but in any event within three months following the closing of the Offering, at least two persons who would be independent directors within the meaning of the NYSE rules regarding who may serve on the audit committee of a company listed on such exchange. The Company will also establish a Committee of Independent Directors of the Company's Board of Directors, which will be responsible for approving the terms of all material agreements and transactions, and any material amendments to such agreements, between the Company and Thiokol. See "Management--Board of Directors and Executive Officers--Committees."

  In addition, under the Corporate Agreement, Thiokol has also agreed that without the prior consent of the Carlyle representative on the Company's Board of Directors and a majority (but not less than two) of the non-employee directors of the Company who are not directors or employees of Thiokol or Carlyle, neither Thiokol nor any of its affiliates may acquire Publicly Held Shares if such acquisition would reduce the number of Publicly Held Shares to
less than      (adjusted for subsequent stock splits and stock dividends), other than (x) pursuant to a tender offer to acquire all of the outstanding shares of Common Stock not then beneficially owned by Thiokol or (y) pursuant to a merger or other business combination in which holders of all outstanding Publicly Held Shares are treated equally. The foregoing provisions of the Corporate Agreement may not be amended or waived by the Company without the consent of the Carlyle representative on the Company's Board of Directors and a majority (but not less than two) of the non-employee directors of the Company who are not directors or employees of Thiokol or Carlyle.

REGISTRATION RIGHTS AGREEMENT

  Upon the closing of the Offering, the Company and Carlyle will enter into a Registration Rights Agreement (the "Registration Rights Agreement") pursuant to which the Company will grant certain rights (the "Registration Rights") to Carlyle with respect to the registration under the Securities Act of the shares of Common Stock owned by Carlyle after the closing of the Offering. Pursuant to the Registration Rights Agreement, Carlyle will be able to require the Company, at any time following the earlier of the second anniversary of the closing of the Offering or the occurrence of a change of control of Thiokol and prior to the fifth anniversary thereof (the "Registration Period"), on not more than two occasions (plus up to an additional two registrations on Form S-3) (the "Demand Registration Rights"), to file a registration statement under the Securities Act covering the registration of the Registrable Securities (as defined in the Registration Rights Agreement). The Demand Registration Rights are subject to certain limitations, including that any such registration cover a minimum number of Registrable Securities equal to 25% of the Registrable Securities held by Carlyle immediately after giving effect to the Offering, the Sale and any exercise of the First Thiokol Option and the overallotment option granted to the U.S. Underwriters. In addition, the Company may be able to temporarily defer a Demand Registration to the extent it conflicts with another underwritten public offering or if the Company is engaged in any other activity which, in the good faith determination of the Board of Directors of the Company, would be adversely affected by the Demand Registration to the substantial detriment of the Company. During the Registration Period, Carlyle will also be able to require the Company to include Registrable Securities in a registration by the Company of its securities, subject to certain conditions, including the ability of the underwriters to limit or exclude Registrable Securities from such an offering.

  The Company will pay all expenses associated with any registration other than underwriting discounts and commissions relating to the Registrable Securities, which will be paid by Carlyle. The Registration Rights Agreement contains certain indemnification and contribution provisions (i) by the Company for the benefit of Carlyle and related persons, as well as any potential underwriter, and (ii) by Carlyle for the benefit of the

Company and related persons, as well as any potential underwriter. Carlyle may transfer its Registration Rights to any affiliate of Carlyle or to any transferee acquiring Registrable Securities representing at least 5% of the then outstanding shares of Common Stock.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

SENIOR CREDIT FACILITIES

  In connection with the Acquisition, the Company entered into the Senior Credit Facilities with a syndicate of financial institutions for whom Bankers Trust Company, the First National Bank of Chicago and Citicorp USA, Inc. are acting as managing agents (the "Managing Agents"). The original facility, which provided for up to $425.0 million of financing, was amended and restated as of December 5, 1996 to provide reduced financing in the amount of $250.0 million (as amended and restated, the "Senior Credit Facilities"). The following is a summary of certain terms and conditions of the Senior Credit Facilities and is qualified in its entirety by reference to the provisions of the credit agreement (the "Credit Agreement"), a copy which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

  General. The Senior Credit Facilities consist of (i) a senior term facility in the original aggregate principal amount of $175.0 million ("Term Loan"), and (ii) a revolving credit facility that provides $75.0 million of revolving credit capacity, including up to $50.0 million of standby and trade letters of credit to support obligations of the Company and its subsidiaries ("Revolving Credit Facility"). As of September 28, 1997 there were outstanding $33.5 million principal amount of Term Loan, $9.6 million of standby letters of credit, and $500,000 of borrowings under the Revolving Credit Facility.

  Interest Rates; Fees. The Senior Credit Facilities may be maintained from time to time, at the Company's option, as either (i) Base Rate Loans which bear interest at the Base Rate (as defined in the Credit Agreement) plus an Applicable Margin (as defined in the Credit Agreement), or (ii) Eurodollar Loans bearing interest at the Eurodollar Rate for the applicable interest period plus the Applicable Margin. Under the Credit Agreement, the Applicable Margin is tied to a grid pricing matrix based on an interest coverage ratio provided in the Credit Agreement. As of August 29, 1997, the Applicable Margin was zero basis points for borrowings maintained as Base Rate Loans and 75 basis points for borrowings maintained as Eurodollar Loans. An additional 25 basis point reduction for Eurodollar Loans will occur in October 1997 due to further achievements of financial targets.

  Interest is payable on Base Rate Loans on the last business day of each calendar quarter. Eurodollar Loans may have 1, 2, 3 and 6 month interest periods. Interest on Eurodollar Loans is payable in arrears at the end of the applicable interest period and every three months where the applicable period exceeds three months.

  The Company is required to pay a commitment fee and fees associated with letters of credit, payable quarterly in arrears. Commitment fees are calculated at a rate of .2% per annum of the unutilized commitments of each Lender under the Revolving Credit Facility.

  Amortization; Prepayments. The Term Loan is scheduled to mature on December 5, 2001 and is currently subject to a quarterly amortization payment of $8.75 million.

  Voluntary prepayments may be made at any time on one day's notice for Base Rate Loans and five business days' notice for Eurodollar Loans without premium or penalty (other than the payment of breakage costs for Eurodollar Loans prepaid on a day other than the last day of an interest period).

  The Company is required to apply net proceeds from certain events toward mandatory repayments of the Term Loan. Such events include, subject to certain exceptions, asset sales by the Company or any of its subsidiaries, the issuance of certain debt by the Company or any of its subsidiaries, certain equity issues, and insurance or condemnation recovery events by the Company or any of its subsidiaries.

  Guarantees and Collateral. The Company and each domestic direct and indirect subsidiary (excluding the Company's insurance subsidiary and any Receivables Subsidiary (as defined below) (collectively, the "Guarantors") have guaranteed all of the amounts owed under the Senior Credit Facilities. All amounts owed under the Senior Credit Facilities (including amounts owed under the guarantees) are secured by a first priority perfected security interest (subject to certain permitted liens and encumbrances) in all stock and promissory notes owned by the Company and the Guarantors (with certain exceptions relating to stock or promissory notes issued by foreign subsidiaries), and in all or substantially all other tangible and intangible assets (other than receivables sold pursuant to the Receivables Facility (as defined below) owned by the Company and each Guarantor.

  Covenants; Conditions. The Company and each of its subsidiaries are subject to certain affirmative and negative covenants contained in the Senior Credit Facilities, including without limitation covenants that restrict, subject to specified exceptions, (i) the incurrence of additional indebtedness and other obligations and the granting of additional liens, (ii) mergers, acquisitions, investments, and acquisitions and dispositions of assets, (iii) the incurrence of capitalized lease obligations, (iv) dividends, (v) prepayment or repurchase of other indebtedness and amendments to certain agreements governing indebtedness, (vi) engaging in transactions with affiliates, (vii) capital expenditures, (viii) the use of proceeds from asset sales, and (ix) changes of lines of business. There are also covenants relating to compliance with the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and environmental and other laws, payment of taxes, maintenance of corporate existence and rights, maintenance of insurance and financial reporting. In addition, the Senior Credit Facilities require the Company to maintain compliance with certain specified financial covenants, including covenants relating to minimum interest coverage, minimum fixed charge coverage and maximum leverage. The obligations of the lenders under the Senior Credit Facilities are subject to the satisfaction of certain conditions precedent.

  Events of Default. The Senior Credit Facilities also include events of default that are customary in acquisition credit facilities, including, without limitation, cross defaults with other financing facilities, including the Receivables Facility, and a change of control of the Company (with the exception of certain changes in control between Thiokol and Carlyle investors). The occurrence of any of such events of default could result in acceleration of the Company's and Guarantors' obligations under the Senior Credit Facilities and foreclosure on the collateral securing such obligations. The Offering and the Sale do not constitute a change of control of the Company under the Senior Credit Facilities.

RECEIVABLES FACILITY

  Blade Receivables Corporation, a wholly owned subsidiary of Howmet (the "Receivables Subsidiary"), is party to a receivables facility (the "Receivables Facility") that is currently scheduled to terminate on December 15, 2001. Pursuant to the terms of the Receivables Facility, all of the accounts receivable (the "Receivables") originated by Howmet and certain of its U.S. subsidiaries (collectively, the "Receivables Sellers") prior to the termination of the Receivables Facility are sold or contributed to the Receivables Subsidiary, which in turn sells them to a trust (the "Trust"). Certificates evidencing the entire beneficial interest in the Trust were issued to the Receivables Subsidiary, which then sold certain of those certificates (the "Purchaser Certificates") to certain institutional investors for $55.0 million in cash (the "Invested Amount"). Holders of the Purchaser Certificates are entitled to receive from the collections on the Receivables
(i) on a monthly basis, interest and all other amounts, if any, due on the certificate, and (ii) upon the termination of the Receivables Facility, the Invested Amount plus all accrued and unpaid interest and other amounts. To the extent that collections from the Receivables are not required to be allocated to the payment of the Purchaser Certificates, the collections from the Receivables are distributed from the Trust to the Receivables Subsidiary on a daily basis.

  The Receivables Subsidiary does not have recourse against the Receivables Sellers for credit-related defaults by the obligors on the Receivables. However, each Receivables Seller has made certain representations and warranties with respect to the Receivables sold or contributed by such Receivables Seller and any breach of such representations and warranties may require such Receivables Seller to pay the Receivables Subsidiary for any damages it suffers as result of such breach. Howmet has guaranteed certain obligations of the other Receivables Sellers. Howmet has been appointed as the servicer of the Receivables and, in consideration for servicing the Receivables, Howmet is entitled to receive a monthly fee equal to one-twelfth of 2% of the outstanding balance of the Receivables at the beginning of each month.

  Interest Rates; Fees. At the option of the Receivables Subsidiary, the Purchaser Certificate will bear interest at a per annum rate equal to either
(A) the reserve adjusted Eurodollar rate plus .5% and/or (B) the applicable prime rate. A non-usage fee (the "Non-Usage Fee") will be payable monthly on the unused part of the Commitment Amount at a rate per annum of .5%.

SENIOR SUBORDINATED NOTES

  In connection with the Acquisition, Howmet issued $125.0 million principal amount of 10% Senior Subordinated Notes due 2003, which were subsequently exchanged for the Senior Subordinated Notes having identical terms but registered under the Securities Act. The Senior Subordinated Notes are entitled to the benefits of an indenture, dated as of December 7, 1995 and amended by a supplemental indenture dated as of December 13, 1995, between Howmet and Marine Midland Bank, as Trustee (the "Indenture").

  The Senior Subordinated Notes are general unsecured obligations of Howmet and are subordinated in right of payment to all existing and future Senior Indebtedness (as defined in the Indenture). The Senior Subordinated Notes mature on December 1, 2003, and bear interest at an annual rate of 10%, payable semiannually on June 1 and December 1, beginning June 1, 1996.

  The Senior Subordinated Notes may be redeemed at the option of Howmet, in whole or in part, on or after December 1, 1999, at redemption prices ranging from 105% of the principal amount during the 12-month period beginning December 1, 1999 to 100% of the principal amount on or after December 1, 2002, plus accrued and unpaid interest, if any, through the redemption date. If Thiokol acquires Howmet, whether directly or indirectly (excluding up to 10% ownership of the common stock of Howmet or of a holding company which directly or indirectly owns the entire equity interest in Howmet), the Senior Subordinated Notes will be prepayable, at Thiokol's option, on or after December 1, 1997 and before December 1, 1999, at the Make-Whole Price (as defined below). In addition, on or prior to December 1, 1998, Howmet may, at its option, redeem up to $45.0 million of the aggregate principal amount of the Senior Subordinated Notes originally issued with the net cash proceeds received from one or more Public Equity Offerings by Howmet (as defined in the Indenture) at the redemption prices set forth herein plus accrued interest to the date of redemption, provided that at least $80.0 million aggregate principal amount of Senior Subordinated Notes remains outstanding after any such redemption. Any prepayment summarized above would require the consent of Howmet's lenders under the Credit Agreement.

  In the event of a Change of Control, Howmet will be obligated to offer to purchase all outstanding Senior Subordinated Notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase. A "Change of Control" includes the occurrence of one or more of the following events: (i) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of Howmet to any person or group; (ii) the approval of any plan or proposal for the liquidation or dissolution of Howmet; or (iii) the acquisition in one or more transactions, of beneficial ownership by (x) any person or entity (other than any Permitted Holder, as defined) or (y) any group of persons or entities (excluding any Permitted Holders), in either case, of any securities of Howmet such that, as a result of such acquisition, such person, entity or group either (A) beneficially owns at least 35% of Howmet's then outstanding voting securities entitled to vote on a regular basis for the Board of Directors of the Company (but only to the extent that (x) such beneficial ownership is not shared with any Permitted Holder who has the power to direct the vote thereof and (y) Permitted Holders beneficially own less than a majority of such voting securities), or (B) otherwise has the ability to elect, directly or indirectly, a majority of the members of Howmet's Board of Directors. Thiokol is a Permitted Holder and therefore the Offering, the Sale and Thiokol's exercise of the First Thiokol Option and/or the Second Thiokol Option will not constitute a Change of Control under the Indenture. Payments upon a Change of Control are limited by requirements that payments or offers thereof be made, or consents obtained, under Howmet's Credit Agreement; however, failure to make payments when required by the Indenture would constitute an Event of Default.

  The Indenture contains certain covenants that, among other things, limit the ability of Howmet and its subsidiaries to incur additional indebtedness and issue preferred stock, pay dividends or make other distributions, repurchase equity interests or subordinated indebtedness, create certain Liens (as defined in the Indenture), enter into certain transactions with affiliates, sell assets of Howmet or its subsidiaries, issue or sell equity interests in Howmet's subsidiaries or enter into certain mergers and consolidations. In addition, under certain circumstances, Howmet will be required to offer to purchase Senior Subordinated Notes at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase, with the proceeds of certain asset sales. Under the Indenture, subject to limited exceptions, Howmet and its Restricted Subsidiaries (as defined in the Indenture) may not incur additional indebtedness unless Howmet maintains a 2.0 to 1.0 Operating Coverage Ratio (as defined in the Indenture). The Operating Coverage Ratio for the 12 months ended June 29, 1997 was 7.4:1.

  The "Make-Whole Price" is defined as the greater of (i) the sum of the principal amount of the Senior Subordinated Notes and the Make-Whole Amount and (ii) the optional redemption price of the Senior Subordinated Notes on December 1, 1999. The "Make-Whole Amount" with respect to a Senior Subordinated Note means an amount equal to the excess, if any, of (i) the present value of the remaining interest, premium and principal payments due on such Senior Subordinated Note as if such Senior Subordinated Note were redeemed on December 1, 1999, computed using a discount rate equal to the Treasury Rate (as defined) plus 150 basis points, over (ii) the outstanding principal amount of such Senior Subordinated Note.

10% PIK NOTES

  As part of the financing for the Acquisition, HHAC issued junior subordinated 10% payment-in-kind debt due December 13, 2006, in the principal amount of $25.0 million (the "10% PIK Notes"), which became the obligation of Holdings upon the merger of HHAC into Holdings in connection with the Acquisition. As of September 28, 1997, there was $4.8 million of accrued interest on the 10% PIK Notes. The 10% PIK Notes are prepayable without penalty (subject to certain restrictions under the Senior Subordinated Notes) and are subject to mandatory prepayment upon a change of control of Holdings other than to Thiokol. Interest is payable in the form of additional notes payable through December 13, 2003, and in cash thereafter.

PECHINEY NOTES

  In 1988, Pechiney Corporation, which was a wholly-owned subsidiary of Pechiney International, issued the Pechiney Notes to third parties in connection with the purchase of American National Can Company. As a result of the Acquisition, Pechiney Corporation (now named Howmet Holdings Corporation) became a wholly-owned subsidiary of the Company. The Pechiney Notes remained the obligation of Holdings, but Pechiney International, which retained American National Can Company, agreed with the Company to be responsible for all payments due on or in connection with the Pechiney Notes. Accordingly, Pechiney International issued its own note to Holdings in an amount sufficient to satisfy all obligations under the Pechiney Notes. The Pechiney International note was deposited in the Restricted Trust for the benefit of Holdings. If Pechiney International fails to make any payments required by its note, the Trustee has irrevocable letters of credit in the aggregate amount of $772 million issued to the Restricted Trust by BNP to draw upon to satisfy such payments. In the event that there is an impediment to a draw under the BNP letters of credit held by the Trustee, the Trustee has substantially identical "back-up" letters of credit in the aggregate amount of $772 million issued to the Restricted Trust by CDC. In addition, the holders of the Pechiney Notes have a third set of letters of credit (also issued by BNP), which can be drawn upon by such holders in the event that payments on the Pechiney Notes are not made. Pechiney International is solely responsible as reimbursement party for draws under the various letters of credit referenced above, and, by agreement with the banks, neither Holdings nor the Company has any responsibility therefor. However, Holdings remains liable as the original issuer of the Pechiney Notes in the event that Pechiney International and both banks fail to meet their obligations. See "Risk Factors--Failure of Pechiney International to Repay the Pechiney Notes." Management believes that it is extremely remote that the Company will be required to use any of its assets other than those in the Restricted Trust to satisfy any payments due on or in connection with the Pechiney Notes. Upon repayment of the Pechiney Notes, the Restricted Trust terminates and any assets of the Restricted Trust are to be returned to Pechiney International. See Note 8 of Notes to Financial Statements.

  The following is a summary of certain terms of the Pechiney Notes and is qualified in its entirety by reference to the provisions of the Pechiney Notes, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

  The Pechiney Notes mature on January 2, 1999 and are not prepayable prior to maturity. The Pechiney Notes bear interest at the rate equal to the sum of (i) 25 basis points and (ii) three-month LIBOR (as defined therein) for such quarterly interest period. Interest is payable on the last business day of each calendar quarter. The principal amount of the Pechiney Notes, together with accrued interest and, so long as the holder thereof is the original payee, the Tax Indemnity Amount (as defined below) become immediately due and payable upon written demand of the holder upon the occurrence of any event of default, which is defined to include (i) a default by Holdings in the punctual payment of any interest on the Pechiney Notes or any principal thereof when and as such amount shall become due and payable, such default having continued for a period of five Business Days (as defined) after notice thereof to the holder; (ii) the irrevocable standby letters of credit issued by BNP at the time of the issuance of the Pechiney Notes shall cease to be in full force and effect or the stated amount thereof is not reinstated after a drawing thereunder for interest payable under the Pechiney Notes within five Business Days after such drawing; or (iii) certain events of bankruptcy or insolvency relating to Holdings. For purposes of the Pechiney Notes, the "Tax Indemnity Amount" means an amount equal to the excess of (i) the Federal, state and local income tax liability of the holder in respect of his gain that had not yet been recognized on the sale of American National Can Company over (ii) the present value, as of the date of payment, of such tax liability assuming the principal amount of the Pechiney Notes were paid on the maturity date using a discount rate that would apply to obligations of substantially the same creditworthiness as the Pechiney Notes.

                         DESCRIPTION OF CAPITAL STOCK

THE COMPANY

  Pursuant to the terms of the Restated Certificate of Incorporation, the Company's authorized capital stock consists of (i) 400,000,000 shares of Common Stock, par value $.01 per share, and (ii) 10,000,000 shares of preferred stock, par value $0.01 per share ("Preferred Stock"), of which 15,000 shares are designated as Series A Preferred Stock. Immediately prior to the Offering and Sale, the outstanding capital stock of the Company consists of (i) 100,000,000 shares of Common Stock, of which Thiokol beneficially owns 49,000,000 shares, or 49% of the total outstanding, and Carlyle beneficially owns 51,000,000 shares, or 51% of the total outstanding, and (ii) 5,843 shares of Series A Preferred Stock, of which Thiokol owns 100% of the total outstanding.

  Common Stock. All holders of shares of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Company's Board of Directors in its discretion from funds legally available therefor, and upon liquidation or dissolution are entitled to receive all assets available for distribution to the holders of Common Stock. All of the outstanding shares of Common Stock are fully paid and nonassessable. Holders of Common Stock have no preemptive or other rights to subscribe for additional shares, other than the right granted to Thiokol by the Company. See "Arrangements between the Company, Carlyle and Thiokol--Corporate Agreement." No shares of Common Stock are subject to redemption or a sinking fund. The Company's ability to pay cash dividends is limited by its dependence upon the receipt of cash from its subsidiaries and by the financial covenants and other restrictions contained in the Company's debt instruments which prohibit or restrict the payment of dividends by Howmet to its corporate parents and by the Company to its stockholders. See "Risk Factors--Absence of Dividends; Holding Company Structure," "Dividend Policy," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Description of Certain Indebtedness--Senior Credit Facilities" and "Description of Certain Indebtedness--Senior Subordinated Notes."

  Preferred Stock. The Preferred Stock is issuable from time to time in one or more series and with such designations and preferences for each series as shall be stated in the Restated Certificate of Incorporation or the resolutions providing for the designation and issue of each such series adopted by the Board of Directors of the Company. The Board of Directors is authorized by the Restated Certificate of Incorporation to determine, among other things, the voting, dividend, redemption, conversion and liquidation powers, rights and preferences and the limitations thereon pertaining to those series designated by resolution. The Board of Directors, without stockholder approval, may issue Preferred Stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the Common Stock and could have certain anti-takeover effects. The Company has no present plans to issue any shares of Preferred Stock, other than in connection with payment of in-kind dividends on the Series A Preferred Stock. The ability of the Board of Directors to issue Preferred Stock without stockholder approval could have the effect of delaying, deferring or preventing a change in control of the Company or the removal of existing management.

  Holders of Series A Preferred Stock are entitled to receive cumulative dividends at a rate equal to 9% per annum, payable quarterly in in-kind additional shares of Series A Preferred Stock. In the event of liquidation, dissolution or winding up of the Company, the Series A Preferred Stock will be entitled to receive $10,000 per share, plus an amount equal to any accrued or unpaid dividends and distributions thereon, before any distribution may be made to holders of shares of stock of the Company ranking junior to the Series A Preferred Stock. The Company is obligated to redeem all of the issued and outstanding Series A Preferred Stock at a redemption price equal to the liquidation preference of $10,000 per share, plus any accrued or unpaid dividends (i) ten years from the date of issuance or (ii) immediately prior to a merger, consolidation or sale of assets. Holders of Series A Preferred Stock are not entitled to vote in the election of directors except in the case where a mandatory redemption has been missed by the Company. The Series A Preferred Stock is not convertible into any other security.

CERTAIN CERTIFICATE OF INCORPORATION AND BY-LAW PROVISIONS

 Corporate Opportunities

  The Restated Certificate of Incorporation provides that Thiokol will have no duty to refrain from engaging in the same or similar activities or lines of business as the Company, and neither Thiokol nor any officer or director thereof (except as provided below) will be liable to the Company or its stockholders for breach of any fiduciary duty by reason of any such activities of Thiokol. In the event that Thiokol acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both Thiokol and the Company, Thiokol shall have no duty to communicate or offer such corporate opportunity to the Company and shall not be liable to the Company or its stockholders for breach of any fiduciary duty as a stockholder of the Company by reason of the fact that Thiokol pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company.

  In the event that a director or officer of the Company who is also a director or officer of Thiokol acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both the Company and Thiokol, such director or officer of the Company shall have fully satisfied the fiduciary duty of such director or officer to the Company and its stockholders with respect to such corporate opportunity if such director or officer acts in a manner consistent with the following policy:

    (i) a corporate opportunity offered to any person who is an officer of the Company, and who is also a director but not an officer of Thiokol, shall belong to the Company;

    (ii) a corporate opportunity offered to any person who is a director but not an officer of the Company, and who is also a director or officer of Thiokol, shall belong to the Company if such opportunity is expressly offered to such person in his or her capacity as a director of the Company, and otherwise shall belong to Thiokol; and

    (iii) a corporate opportunity offered to any person who is an officer of both the Company and Thiokol shall belong to the Company if such opportunity is expressly offered to such person in his or her capacity as an officer of the Company, and otherwise shall belong to Thiokol.

  For purposes of the foregoing:

    (i) A director of the Company who is Chairman of the Board of Directors of the Company or of a committee thereof shall not be deemed to be an officer of the Company by reason of holding such position (without regard to whether such position is deemed an officer of the Company under the By-Laws of the Company), unless such person is a full-time employee of the Company; and

    (ii) (A) The term "Company" shall mean the Company and all corporations, partnerships, joint ventures, associations and other entities in which the Company beneficially owns (directly or indirectly) 50% or more of the outstanding voting stock, voting power, partnership interests or similar voting interests, and (B) the term "Thiokol" shall mean Thiokol and all corporations, partnerships, joint ventures, associations and other entities (other than the Company, defined in accordance with clause (A) of this section (ii)) in which Thiokol beneficially owns (directly or indirectly) 50% or more of the outstanding voting stock, voting power, partnership interests or similar voting interests.

  The foregoing provisions of the Restated Certificate of Incorporation will expire on the date that Thiokol ceases to own beneficially Common Stock representing at least 20% of the total voting power of all classes of outstanding Common Stock and no person who is a director or officer of the Company is also a director or officer of Thiokol or any of its subsidiaries (other than the Company).

  In addition to any vote of the stockholders required by the Restated Certificate of Incorporation, until the time that Thiokol ceases to own beneficially Common Stock representing at least 20% of the total voting power of all classes of outstanding Common Stock, the affirmative vote of the holders of more than 80% of the total voting power of all classes of outstanding Common Stock shall be required to alter, amend or repeal the corporate opportunity provisions described above in a manner adverse to the interests of Thiokol and its subsidiaries (other than the Company), or to adopt any provision adverse to the interests of Thiokol and its subsidiaries (other than the Company) and inconsistent with the corporate opportunity provisions described above. Accordingly, so long as Thiokol beneficially owns Common Stock representing at least 20% of the total voting power of all classes of outstanding Common Stock, it can prevent any such alteration, amendment, repeal or adoption.

  Any person purchasing or otherwise acquiring Common Stock will be deemed to have notice of, and to have consented to, the foregoing provisions of the Restated Certificate of Incorporation.

 Provisions That May Have an Anti-Takeover Effect

  Certain provisions of the Restated Certificate of Incorporation and By-Laws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

  The Company's By-Laws provide that, subject to any rights of holders of Preferred Stock to elect directors under specified circumstances, the number of directors will be fixed from time to time exclusively by resolution of the Board of Directors adopted by the vote of directors constituting a majority of the total number of directors that the Company would have if there were no vacancies on the Company's Board of Directors, but shall consist of not more than twelve nor less than three directors. In addition, the Company's By-Laws provide that, subject to any rights of holders of Preferred Stock, and unless the Board of Directors otherwise determines, any vacancies will be filled by the affirmative vote of a majority of the remaining members of the Board of Directors, though less than a quorum, or by a sole remaining director; except as otherwise provided by law, any such vacancy may not be filled by the stockholders.

  The Company's By-Laws provide for an advance notice procedure for the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director or raise matters at such meetings will have to be received in writing by the Company not less than 60 nor more than 90 days prior to the anniversary of the previous year's annual meeting of stockholders, and must contain certain information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal. The Company's By-Laws also provide that special meetings of stockholders may be called only by the Chairman of the Board or the Board of Directors; special meetings of stockholders cannot be called by stockholders. In addition, the Restated Certificate of Incorporation provides that any action required or permitted to be taken by stockholders may be effected by written consent; provided, however, that on and after the date on which Thiokol ceases to beneficially own 50% or more of the total voting power of the outstanding Common Stock, any action required or permitted to be taken by stockholders may be effected only at a duly called annual or special meeting of stockholders and may not be effected by a written consent by stockholders in lieu of such a meeting.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

  The Company is a Delaware corporation subject to Section 203 of the DGCL.
Section 203 provides that, subject to certain exceptions specified therein, a corporation shall not engage in any business combination with any "interested stockholder" for a three-year period following the time that such stockholder becomes an interested stockholder unless (i) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares) or (iii) on or subsequent to such time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Except as specified in Section 203 of the DGCL, an interested stockholder is defined to include (x) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, at any time within three years immediately prior to the relevant date and (y) the affiliates and associates of any such person. Under certain circumstances, Section 203 of the DGCL makes it more difficult for an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed thereunder. Thiokol is not subject to any restriction under Section 203 of the DGCL since its acquisition of 15% or more of the Common Stock was approved in advance by the Board of Directors of the Company.

LIMITATIONS ON DIRECTORS' LIABILITY

  The Restated Certificate of Incorporation provides that no director of the Company shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions will be to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock will be First Chicago Trust Company of New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to completion of the Offering, there has been no public market for the Common Stock. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales may occur, could have an adverse effect on the price of the Common Stock.

  The Company has 100,000,000 shares of Common Stock issued and outstanding.
All of the       shares of Common Stock to be sold in the Offering (and any shares sold upon exercise of the U.S. Underwriters' overallotment option) will be freely tradeable without restrictions or further registration under the Securities Act, except for any shares purchased by an "affiliate" of the Company (as that term is defined in Rule 144 adopted under the Securities Act ("Rule 144")), which will be subject to the resale limitations of Rule 144.
The remaining       shares of Common Stock outstanding are "restricted
securities" as that term is defined in Rule 144 and are also subject to certain restrictions on disposition pursuant to contractual lock-up agreements between the holders of such shares and the Underwriters. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. Sales of restricted securities in the public market, or the availability of such shares for sale, could have an adverse effect on the price of the Common Stock.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated) who has beneficially owned shares of Common Stock for at least one year, including a person who may be deemed an "affiliate," is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of one percent of the total number of shares of the class of stock sold or the average weekly reported trading volume of the class of stock being sold during the four calendar weeks preceding such sale. A person who is not deemed an "affiliate" of the Company at any time during the three months preceding a sale and who has beneficially owned shares for at least two years is entitled to sell such shares under Rule 144 without regard to the volume limitations described above. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly through the use of one or more intermediaries controls, is controlled by, or is under common control with, such issuer. The foregoing summary of Rule 144 is not intended to be a complete description thereof.

  The Company, Thiokol and Carlyle have entered into contractual lock-up agreements with the Underwriters providing that they will not offer, sell, contract to sell or sell any option or consent to purchase, purchase any option to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exchangeable for Common Stock or enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of the Common Stock, whether any of the foregoing transactions are to be settled by delivery of Common Stock or other such securities, in cash or otherwise, for a period of 180 days after the date of this Prospectus without the prior written consent of Morgan Stanley, except
(i) in the case of the Company, the grant of certain employee stock options,
(ii) in the case of Carlyle, (a) the shares of Common Stock to be sold to Thiokol in the Sale, (b) the shares of Common Stock that may be sold pursuant to the U.S. Underwriters' overallotment option and the First Thiokol Option and (c) the grant of the Second Thiokol Option by Carlyle, and (iii) in the case of either Thiokol or Carlyle, transactions in securities acquired in the open market following completion of the Offering. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rule 144 or Rule 701, or otherwise, shares subject to lock-up agreements will not be saleable until such agreements expire.

  In addition, Carlyle has agreed with Thiokol pursuant to the Shareholders Agreement not to dispose of any of its shares of Common Stock following the Offering (other than in connection with the exercise of the U.S. Underwriters' overallotment option or the First Thiokol Option) for a period of two years following the close of the Offering. The foregoing provisions of the Shareholders Agreement are solely for the benefit of Thiokol and Carlyle and could be amended by such parties without the consent of the Company or of any other stockholders of the Company. The Company has granted Carlyle certain rights with respect to the registration under the Securities Act of its shares of Common Stock during the period beginning with the earlier of the second anniversary of the closing of the Offering or the occurrence of a change of control of Thiokol and ending on the fifth anniversary of the closing of the Offering. Any dispositions by Carlyle prior to the fourth anniversary of the closing of the Offering would be subject to Thiokol's right of first refusal to acquire such shares at market price.

  Thiokol currently owns 49% of the outstanding Common Stock. As discussed more fully herein, in connection with the Offering Thiokol will purchase 11% of the outstanding shares of Common Stock from Carlyle and, pursuant to the First Thiokol Option, have the option to purchase up to an additional 4% of the outstanding Common Stock from Carlyle following the Offering. In addition, pursuant to the Shareholders Agreement, Carlyle has also granted the Second Thiokol Option and a right of first refusal to Thiokol, both of which are exercisable during the Option Period. See "Certain Transactions in Connection with the Offering." Thiokol has advised the Company that it views the Company as an important strategic investment and core long-term holding. In connection with the Carlyle First Thiokol Option and Second Thiokol Option and through other means (subject to the limitations described herein) Thiokol will consider increasing its ownership stake over time. Nevertheless, Thiokol retains its full range of alternatives with respect to its ownership position including maintenance of its current level of ownership, a further increase in its ownership position (subject to the limitations described herein) or the sale or monetization of its position.

                    CERTAIN UNITED STATES TAX CONSEQUENCES
                         TO NON-UNITED STATES HOLDERS

GENERAL

  The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock by a holder who is not a United States person (a "Non-U.S. Holder"). For this purpose, the term Non-U.S. Holder is defined as any person who is, for U.S. federal income tax purposes, a foreign corporation, a non-resident alien individual, a foreign estate or trust, or a foreign partnership. This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Furthermore, this discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change including changes with retroactive effect. EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY UNITED STATES STATE, LOCAL OR OTHER TAXING JURISDICTION.

  An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a non-resident alien) by virtue of being present in the United States on at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year). Resident aliens are subject to United States federal tax as if they were United States citizens and residents.

DIVIDENDS

  The Company does not expect to pay cash dividends on shares of Common Stock for the foreseeable future. See "Dividend Policy." In the event that dividends are paid on shares of Common Stock, except as described below, such dividends paid to a Non-U.S. Holder of Common Stock will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the United States. If the dividend is effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the United States, the dividend would be subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates, provided that Form 4224 is filed with the paying agent, and would be exempt from the 30% withholding tax described above. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

  Under currently effective United States Treasury regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of such country (unless the payor has knowledge to the contrary) for purposes of the withholding discussed above and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under United States Treasury regulations released on October 6, 1997 (the "New Regulations") and effective for payments made after December 31, 1998, however, a Non-U.S. Holder of Common Stock (or, in the case of Non-U.S. Holder that is a fiscally transparent entity, the owner or owners of such entity) who wishes to claim the benefit of an applicable treaty rate will be required to provide a "beneficial owner withholding certificate" representing that such Non-U.S. Holder (or such owner or owners) is a foreign person and claiming a reduced rate of withholding. Certification and disclosure requirements relating to the exemption from withholding under the effectively connected income exemption discussed above are slightly modified under the New Regulations.

  A Non-U.S. Holder of Common Stock that is eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the United States Internal Revenue Service (the "Service").

GAIN ON DISPOSITION OF COMMON STOCK

  A Non-U.S. Holder generally will not be subject to United States federal income tax on any gain recognized on a disposition of a share of Common Stock unless (i) the gain is effectively connected with the conduct of a trade or business within the United States of the Non-U.S. Holder and, if a tax treaty applies, attributable to a permanent establishment maintained by the Non-U.S. Holder, (ii) the Non-U.S. Holder is an individual who holds the share of Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and either (a) such individual has a "tax home" (as defined for United States federal income tax purposes) in the United States or (b) the gain is attributable to an office or other fixed place of business maintained in the United States by such individual, (iii) the Non-U.S. Holder is subject to tax pursuant to the Code provisions applicable to certain United States expatriates or (iv) (a) the Company is or has been a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder's holding period and (b) assuming that the Common Stock continues to be "regularly traded on an established securities market" for tax purposes, the Non-U.S. Holder holds, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of the outstanding Common Stock. The Company believes it is not and does not anticipate becoming a "U.S. real property holding corporation" for U.S. federal income tax purposes. If an individual Non-U.S. Holder falls under clauses (i) or (iii) above, he or she will be taxed on his or her net gain derived from the sale under regular United States federal income tax rates. If the individual Non-U.S. Holder falls under clause (ii) above, he or she will be subject to a flat 30% tax on the gain derived from the sale which may be offset by United States capital losses (notwithstanding the fact that he or she is not considered a resident of the United States). If a Non-U.S. Holder that is a foreign corporation falls under clause (i) above, it will be taxed on its gain under regular United States federal income tax rates and, in addition, will under certain circumstances be subject to the branch profits tax equal to 30% of its "effectively connected earnings and profits" within the meaning of the Code for the taxable year, as adjusted for certain terms, unless it qualifies for a lower rate under an applicable income tax treaty.

FEDERAL ESTATE TAXES

  Common Stock owned, or treated as owned, by a non-resident alien individual (as specifically determined for United States federal estate tax purposes) at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

UNITED STATES INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

  The Company must report annually to the Service and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. These information reporting requirements apply regardless of whether withholding is required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

  United States backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) generally will not apply to (a) the payment of dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States (unless the payor has knowledge that the payee is a U.S. person) or (b) the payment of the proceeds of the sale of Common Stock to or through the foreign office of a foreign broker. In the case of the payment of proceeds from such a sale of Common Stock through a foreign office of a broker that is a United States person or a "U.S. related person," however, information reporting (but not backup withholding) is required with respect to the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and certain other requirements are met or the holder otherwise establishes an exemption. For this purpose, a "U.S. related person" is (i) a "controlled foreign corporation for United States federal income tax purposes, or (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a United States trade or business. The payment of the proceeds of a sale of shares of Common Stock to or through a United States office of a broker is subject to information reporting and possible backup withholding unless the owner certifies its non-United States status under penalties of perjury or otherwise establishes an exemption. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder's United States federal income tax liability, provided that the required information is furnished to the Service.

  The New Regulations unify current certification procedures and forms and clarify and modify reliance standards but generally do not alter the substantive withholding and information reporting requirements described above. The New Regulations will generally be effective for payments made after December 31, 1998, subject to certain transition rules.

                                 UNDERWRITERS

  Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the U.S. Underwriters named below, for whom Morgan Stanley & Co. Incorporated and Lehman Brothers Inc. are acting as U.S. Representatives, and the International Underwriters named below, for whom Morgan Stanley & Co. International Limited and Lehman Brothers International (Europe) are acting as International Representatives, have severally agreed to purchase, and the Selling Shareholder has agreed to sell to them, severally, the respective numbers of shares of Common Stock set forth opposite the names of such Underwriters below:

                               NAME                             NUMBER OF SHARES
                               ----                             ----------------
   U.S. Underwriters:
     Morgan Stanley & Co. Incorporated.........................
     Lehman Brothers Inc.......................................
                                                                     -----
     Subtotal..................................................
                                                                     -----
   International Underwriters:
     Morgan Stanley & Co. International Limited................
     Lehman Brothers International (Europe)....................
                                                                     -----
     Subtotal..................................................
                                                                     -----
       Total...................................................
                                                                     =====

  The U.S. Underwriters and the International Underwriters, and the U.S. Representatives and the International Representatives, are collectively referred to as the "Underwriters" and the "Representatives," respectively. The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the U.S. Underwriters' overallotment option described below), if any such shares are taken.

  Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares (as defined herein) for the account of anyone other than a United States or Canadian Person (as defined herein) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares outside of the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares in the United States or Canada or to any United States or Canadian Person. With respect to any Underwriter that is a U.S. Underwriter and an International Underwriter, the foregoing representations and agreements
(i) made by it in its capacity as a U.S. Underwriter apply only to it in its capacity as a U.S. Underwriter and (ii) made by it in its capacity as an International Underwriter apply only to it in its capacity as an International Underwriter. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person), and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Common Stock to be purchased by the Underwriters under the Underwriting Agreement are referred to herein as the "Shares."

  Pursuant to the Agreement Between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of Shares as may be mutually agreed. The per share price of any Shares so sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

  Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any Shares, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which offer or sale is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

  Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that (i) it has not offered or sold and, prior to the date six months after the closing date for the sale of the Shares to International Underwriters, will not offer or sell, any Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the "U.K. Regulations"); (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 and the U.K. Regulations with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the Shares to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

  The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a
concession not in excess of $    a share below the public offering price. Any
Underwriter may allow, and such dealers may reallow, a concession not in
excess of $    a share to other Underwriters or to certain dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Representatives.

  Application has been made to have the Common Stock approved for listing on the NYSE under the symbol HWM.

  The Selling Shareholder has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an
aggregate of     additional shares of Common Stock at the public offering
price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S.

Underwriters may exercise such option solely for the purpose of covering overallotments, if any, made in connection with the Offering. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of shares of Common Stock set forth next to the names of all U.S. Underwriters in the preceding table.

  The Company has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, it will not, during the period ending 180 days after the date of this Prospectus, (a) offer, issue, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Stock, whether any such transaction described in clause (a) or (b) of this sentence is to be settled by delivery of Common Stock or other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to the grant of certain employee stock options. In addition, except as set forth above, Thiokol and the Selling Shareholder have agreed not to (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (b) enter into any swap or other arrangement that transfers, in whole or in part, the economic consequences of ownership of Common Stock, whether any such transaction described in clause (a) or (b) of this sentence is to be settled by delivery of Common Stock or other securities, in cash or otherwise, for a period of 180 days after the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, other than (i) the shares of Common Stock offered hereby or (ii) in connection with the Sale, the First Thiokol Option or the grant of the Second Thiokol Option.

  In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Common Stock in the Offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

  The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  The Company, the Selling Shareholder and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

DIRECTED SHARE PROGRAM

  At the request of the Company, the Underwriters have reserved for sale, at
the initial public offering price, up to       shares offered hereby for
directors, officers, employees, business associates and related persons of the Company, Carlyle and Thiokol. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

PRICING OF THE OFFERING

  Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price will be determined by negotiations between the Selling Shareholder and the Representatives. Among the factors to be considered in determining the initial public offering price will be the information set forth in this Prospectus, the sales, earnings and certain other financial and operating information of the Company in recent periods, the future prospects of the Company and its industry in general, and certain ratios, market prices of securities, profitability and certain financial and operating information of companies engaged in activities similar to those of the Company. The estimated initial public offering price range set forth on the cover page of this Preliminary Prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Wachtell, Lipton, Rosen & Katz, New York, New York and for the Underwriters by Brown & Wood LLP, San Francisco, California. Wachtell, Lipton, Rosen & Katz also provides legal services to Thiokol.

                                    EXPERTS

  The Howmet Predecessor Company combined financial statements for the year ended December 31, 1994, included in this Prospectus and Registration Statement, have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

  The Howmet International Inc. consolidated financial statements and financial statement schedules at December 31, 1996 and 1995, and for the year ended December 31, 1996 and the period from December 14, 1995 to December 31, 1995, and the Howmet Predecessor Company combined financial statements and financial statement schedule for the period from January 1, 1995 to December 13, 1995, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement"), under the Securities Act and the rules and regulations thereunder, for the registration of the Common Stock offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and, where such contract or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made. The Registration Statement can be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, the Registration Statement is publicly available through the Commission's site on the Internet's World Wide Web, located at http://www.sec.gov. Following the Offering, the Company's future public filings are expected to be available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

  The Company intends to furnish its stockholders with annual reports containing consolidated financial statements examined by an independent accounting firm.

                         INDEX TO FINANCIAL STATEMENTS
                       AND FINANCIAL STATEMENT SCHEDULES

Report of Independent Auditors..........................................    F-2
Report of Independent Accountants.......................................    F-3
Auditors' Report on the Annual Accounts of Howmet SA....................    F-4
Auditors' Report on the Annual Accounts of Ciral SNC....................    F-5
Report of Independent Accountants.......................................    F-6
Howmet International Inc. Consolidated Balance Sheets at December 31,
 1996 and 1995..........................................................    F-7
Statements of Operations and Retained Earnings (Deficit) for the year ended December 31, 1996 and the period from December 14, 1995 to
 December 31, 1995 (Howmet International Inc. Consolidated), and for the
 period from January 1, 1995 to December 13, 1995 and the year ended
 December 31, 1994 (Howmet Predecessor Company Combined)................    F-8
Statements of Cash Flows for the year ended December 31, 1996 and the period from December 14, 1995 to December 31, 1995 (Howmet
 International Inc. Consolidated), and for the period from January 1,
 1995 to December 13, 1995 and the year ended December 31, 1994 (Howmet
 Predecessor Company Combined)..........................................    F-9
Notes to Financial Statements...........................................   F-10
Consolidated Condensed Balance Sheet at September 28, 1997 (unaudited)..   F-31
Consolidated Condensed Statements of Operations and Retained Earnings
 for the thirty-nine weeks ended September 28, 1997 and September 29,
 1996 (unaudited).......................................................   F-32
Consolidated Condensed Statements of Cash Flows for the thirty-nine
 weeks ended September 28, 1997 and September 29, 1996 (unaudited)......   F-33
Notes to Consolidated Condensed Financial Statements (unaudited)........   F-34
Schedule I--Condensed Financial Information of Registrant...............   II-7
Schedule II--Valuation and Qualifying Accounts..........................  II-12

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders Howmet International Inc.

  We have audited the consolidated balance sheets of Howmet International Inc. as of December 31, 1996 and 1995, and the related consolidated statements of operations and retained earnings (deficit), and cash flows for the year ended December 31, 1996, and for the periods from January 1, 1995 to December 13, 1995 (Howmet Predecessor Company) and December 14, 1995 to December 31, 1995. Our audits also included the financial statement schedules listed in the Index to Financial Statements and Financial Statement Schedules of this Prospectus and Registration Statement. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We did not audit the 1995 financial statements of Howmet SA, CIRAL SNC and Howmet Limited (UK), wholly-owned subsidiaries, which statements reflect total assets of $201 million as of December 31, 1995, and total revenues of $221 million for the year ended December 31, 1995. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for Howmet SA, CIRAL SNC and Howmet Limited (UK), is based solely on the reports of the other auditors. The combined financial statements of Howmet Corporation and Howmet Cercast Group for the year ended December 31, 1994 were audited by other auditors whose report dated October 27, 1995 expressed an unqualified opinion on those statements.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts (including the allocation of the results of operations of Howmet SA, CIRAL SNC and Howmet Limited (UK) between the period from December 14, 1995 to December 31, 1995) and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

  In our opinion, based on our audits and, for 1995, the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Howmet International Inc. as of December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for the year ended December 31, 1996, for the periods from January 1, 1995 to December 13, 1995 (Howmet Predecessor Company) and December 14, 1995 to December 31, 1995, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

Stamford, Connecticut
January 27, 1997, except for
Notes 14 and 18, as to which
the date is October 9, 1997

                       REPORT OF INDEPENDENT ACCOUNTANTS

                                                                   11 July 1996

To the Board of Directors of Howmet Limited

  We have audited the balance sheet of Howmet Limited ("the Company") as of 31 December 1995, and the related profit and loss account and statements of changes in cash flows and changes in stockholders' equity for the year ended 31 December 1995, all expressed in pounds sterling and prepared on the basis set forth in the financial statements (not separately presented herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with United Kingdom generally accepted auditing standards which do not differ in any material respect from auditing standards generally accepted in the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at 31 December 1995 and the results of the Company's operations and its cash flows for the year ended 31 December 1995 in conformity with generally accepted accounting principles in the United Kingdom.

Price Waterhouse
Bristol, England

                    AUDITOR'S REPORT ON THE ANNUAL ACCOUNTS

                        (YEAR ENDED DECEMBER 31, 1995)

To the Stockholders
Howmet SA
68 Rue du Moulin du Cage
92230 Gennevilliers

  The following report is a free translation of the statutory auditor's report issued in France except with respect to the reference to generally accepted auditing standards in the United States (see paragraph 1, below).

  In accordance with the terms of our appointment by the General Meeting, we hereby present our report for the year ended December 31, 1995 on:

  --the audit of the annual accounts (balance sheet and income statement) of Howmet SA (not separately presented herein);

  --the specific procedures and disclosures required by law.

  The Board of Directors is responsible for the preparation of the annual accounts. Our responsibility is to express an opinion on these accounts based on our audit.

1. OPINION ON THE ANNUAL ACCOUNTS

  We conducted our audit in accordance with generally accepted auditing standards (GAAS) in France (which are substantially similar to generally accepted auditing standards in the United States). These standards require the auditor to perform such tests and procedures as give reasonable assurance that the annual accounts are free from material misstatement. An audit includes examination, on a test basis, of evidence relevant to the information contained in these accounts. It also includes an assessment of the accounting policies used and of significant estimates made by the Board of Directors in the preparation of the annual accounts, and an evaluation of the overall adequacy of the presentation of these accounts. We believe that our audit provides a reasonable basis for the opinion expressed below.

  In our opinion, the annual accounts have been properly prepared and present fairly the company's results for the year ended December 31, 1995, and its assets, liabilities and financial position as at that date in accordance with accounting principles generally accepted in France.

2. SPECIFIC PROCEDURES AND DISCLOSURES

  We have also performed the specific procedures required by the law, in accordance with auditing standards.

  We have no comments to make on the fair presentation or on the consistency with the annual accounts of the information given in the Management Report of the Board of Directors or in documents sent to the stockholders on the company's financial position and annual accounts.

  In accordance with the law, we have ensured that the necessary disclosures on acquisitions of participating and controlling interests and on the identity of stockholders have been provided in the Management Report.

Signed in Paris on May 23, 1996

The Auditor
/s/ Befec--Price Waterhouse

                    AUDITOR'S REPORT ON THE ANNUAL ACCOUNTS

                        (YEAR ENDED DECEMBER 31, 1995)

To the Stockholders
CIRAL SNC
ZAC de la Presaie
53600 Evron

  The following report is a free translation of the statutory auditor's report issued in France except with respect to the reference to generally accepted auditing standards in the United States (see paragraph 1, below).

  In accordance with the terms of our appointment by the General Meeting, we hereby present our report for the year ended December 31, 1995 on:

  --the audit of the annual accounts (balance sheet and income statement) of Ciral SNC (not separately presented herein);

  --the specific procedures and disclosures required by law.

  The manager is responsible for the preparation of the annual accounts. Our responsibility is to express an opinion on these accounts based on our audit.

1. OPINION ON THE ANNUAL ACCOUNTS

  We conducted our audit in accordance with generally accepted auditing standards (GAAS) in France (which are substantially similar to generally accepted auditing standards in the United States). These standards require the auditor to perform such tests and procedures as give reasonable assurance that the annual accounts are free from material misstatement. An audit includes examination, on a test basis, of evidence relevant to the information contained in these accounts. It also includes an assessment of the accounting policies used and of significant estimates made by the manager in the preparation of the annual accounts, and an evaluation of the overall adequacy of the presentation of these accounts. We believe that our audit provides a reasonable basis for the opinion expressed below.

  In our opinion, the annual accounts have been properly prepared and present fairly the company's results for the year ended December 31, 1995, and its assets, liabilities and financial position as at that date in accordance with accounting principles generally accepted in France.

2. SPECIFIC PROCEDURES AND DISCLOSURES

  We have also performed the specific procedures required by the law, in accordance with auditing standards.

  We have no comments to make on the fair presentation or on the consistency with the annual accounts of the information given in the Management Report of the manager or in documents sent to the stockholders on the company's financial position and annual accounts.

Signed in Paris on May 15, 1996

The Auditor
/s/ Befec--Price Waterhouse

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Boards of Directors of
Howmet Corporation and Howmet Cercast Group

  In our opinion, the accompanying combined statements of operations and retained earnings and of cash flows for the year ended December 31, 1994 present fairly, in all material respects, the results of operations and cash flows of Howmet Corporation and Howmet Cercast Group (collectively, "Howmet Predecessor Company") and each of their consolidated subsidiaries, affiliated by common ownership and management, for the year ended December 31, 1994 in conformity with generally accepted accounting principles. These financial statements are the responsibility of Howmet Predecessor Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

  We have not audited the combined financial statements of Howmet Predecessor Company for any period subsequent to December 31, 1994.

                                          /s/ PRICE WATERHOUSE LLP

Price Waterhouse LLP
Stamford, Connecticut
October 27, 1995

                           HOWMET INTERNATIONAL INC.

                          CONSOLIDATED BALANCE SHEETS
                 (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                             DECEMBER 31,
                                                         ---------------------
                                                            1996       1995
                                                         ---------- ----------
                         ASSETS
Current assets:
  Cash and cash equivalents............................. $   23,398 $    9,606
  Accounts receivable (less allowance of $5,623 and
   $8,258)..............................................     76,870     88,533
  Inventories...........................................    149,419    150,288
  Retained receivables..................................     46,132     42,690
  Deferred income taxes.................................     20,957        --
  Other current assets..................................      2,982      3,481
                                                         ---------- ----------
    Total current assets................................    319,758    294,598
Property, plant and equipment, net......................    291,086    301,563
Goodwill, net...........................................    249,055    304,670
Acquisition intangibles and other assets, net...........    192,560    226,974
Restricted Trust (a)....................................    716,386    716,386
                                                         ---------- ----------
    Total assets........................................ $1,768,845 $1,844,191
                                                         ========== ==========
      LIABILITIES, REDEEMABLE PREFERRED STOCK AND
                  STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...................................... $   76,515 $   58,662
  Accrued liabilities...................................    157,408    150,957
  Income taxes payable..................................     18,561     13,830
  Long-term debt due within one year....................     56,106     45,303
  Deferred income taxes.................................        --      22,516
                                                         ---------- ----------
    Total current liabilities...........................    308,590    291,268
Accumulated postretirement benefit obligation...........     88,569     84,421
Other liabilities.......................................     70,133     54,981
Deferred income taxes...................................     16,876      6,663
Long-term debt, excluding the Pechiney Notes............    294,576    443,316
Pechiney Notes (a)......................................    716,386    716,386
Commitments and contingencies (Notes 9 and 16)
Redeemable preferred stock, 9% Series A Cumulative
 payment-in-kind, $.01 par value; liquidation value
 $10,000 per share; authorized--15,000 shares; issued
 and outstanding: 5,490 shares--1996, 5,024 shares--1995
 (Note 18)..............................................     54,900     50,235
Stockholders' equity:
  Common stock, $.01 par value; authorized--400,000,000
   shares; issued and outstanding--100,000,000 shares...      1,000      1,000
  Capital surplus.......................................    195,000    195,000
  Retained earnings (deficit)...........................     20,759       (202)
  Cumulative translation adjustment.....................      2,056      1,123
                                                         ---------- ----------
    Total stockholders' equity..........................    218,815    196,921
                                                         ---------- ----------
    Total liabilities, redeemable preferred stock and
     stockholders' equity............................... $1,768,845 $1,844,191
                                                         ========== ==========

--------
(a) The Restricted Trust holds a note receivable from Pechiney International that secures Pechiney International's agreement to repay the Pechiney Notes. Management believes that it is extremely remote that the Company will use any assets other than those in the Restricted Trust to satisfy any payments related to the Pechiney Notes. See Note 8.

                    See notes to the financial statements.

            HOWMET INTERNATIONAL INC. AND HOWMET PREDECESSOR COMPANY

            STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                            HOWMET INTERNATIONAL INC.      HOWMET PREDECESSOR COMPANY
                                   CONSOLIDATED                     COMBINED
                          ------------------------------ ------------------------------
                                          PERIOD FROM       PERIOD FROM
                           YEAR ENDED  DECEMBER 14, 1995  JANUARY 1, 1995   YEAR ENDED
                          DECEMBER 31,        TO                TO         DECEMBER 31,
                              1996     DECEMBER 31, 1995 DECEMBER 13, 1995     1994
                          ------------ ----------------- ----------------- ------------
Net sales...............   $1,106,812       $51,366          $ 894,132       $858,251
Operating costs and
 expenses:
  Cost of sales.........      803,624        38,021            681,427        647,272
  Selling, general and
   administrative
   expense..............      117,342         4,591            104,990         90,894
  Depreciation and
   amortization
   expense..............       59,686         2,777             32,654         33,089
  Research and
   development expense..       24,207         1,425             25,004         19,169
  Restructuring expense
   (credit).............          --            --              (1,624)         2,546
  Goodwill writeoff.....          --            --                 --          47,400
                           ----------       -------          ---------       --------
                            1,004,859        46,814            842,451        840,370
                           ----------       -------          ---------       --------
Earnings from
 operations.............      101,953         4,552             51,681         17,881
Interest income
 (expense) from
 Restricted Trust and
 Pechiney Notes, net
 (Note 8)...............          --            --                 --             --
Interest income,
 affiliates.............          --            --               8,628          9,462
Interest income, third
 parties................        1,665            23              1,297            552
Interest expense,
 affiliates.............          --            --              (2,155)          (843)
Interest expense, third
 parties................      (41,877)       (3,055)            (3,713)        (3,948)
Equity in loss of
 unconsolidated
 affiliates.............       (1,390)         (159)            (4,315)        (1,434)
Losses on sales of
 receivables............       (4,450)         (657)               --             --
Other, net..............          (16)         (190)            (1,477)         1,324
                           ----------       -------          ---------       --------
Income before income
 taxes..................       55,885           514             49,946         22,994
Income taxes............       30,259           481             23,662         45,984
                           ----------       -------          ---------       --------
Net income (loss).......       25,626            33             26,284        (22,990)
Payment-in-kind
 dividends on redeemable
 preferred stock........       (4,665)         (235)               --             --
                           ----------       -------          ---------       --------
Net income (loss)
 applicable to common
 stock..................   $   20,961       $  (202)         $  26,284       $(22,990)
                           ==========       =======          =========       ========
Net income (loss) per
 common share...........   $      .21       $   .00          $     .26       $   (.23)
                           ==========       =======          =========       ========
Retained (deficit)
 earnings at beginning
 of period..............   $     (202)      $   --           $ 297,914       $340,665
Net income (loss)
 applicable to common
 shares.................       20,961          (202)            26,284        (22,990)
Dividends declared on
 common stock...........          --            --            (200,000)       (19,761)
                           ----------       -------          ---------       --------
Retained earnings
 (deficit) at end of
 period.................   $   20,759       $  (202)         $ 124,198       $297,914
                           ==========       =======          =========       ========

                     See notes to the financial statements.

            HOWMET INTERNATIONAL INC. AND HOWMET PREDECESSOR COMPANY

                            STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                           HOWMET INTERNATIONAL INC.      HOWMET PREDECESSOR COMPANY
                                  CONSOLIDATED                     COMBINED
                         ------------------------------ ------------------------------
                                         PERIOD FROM       PERIOD FROM
                          YEAR ENDED  DECEMBER 14, 1995  JANUARY 1, 1995   YEAR ENDED
                         DECEMBER 31,        TO                TO         DECEMBER 31,
                             1996     DECEMBER 31, 1995 DECEMBER 13, 1995     1994
                         ------------ ----------------- ----------------- ------------
OPERATING ACTIVITIES
Net income (loss)......    $ 25,626       $     33          $  26,284       $(22,990)
Adjustments to
 reconcile net income
 (loss) to net cash
 provided (used) by
 operating activities:
  Depreciation and
   amortization........      63,326          2,962             32,654         33,089
  Payment-in-kind
   interest............       2,576            130                --             --
  Equity in loss of
   unconsolidated
   affiliates..........       1,390            159              4,315          1,434
  Goodwill writeoff....         --             --                 --          47,400
  Changes in assets and
   liabilities:
   Accounts
    receivable.........       8,790        (19,793)           (11,431)         7,847
   Inventories.........      17,145         12,382             (1,655)        15,608
   Deferred income
    taxes..............      (3,193)           167             (2,650)         9,770
   Accounts payable....      17,213         (5,452)           (23,111)         9,992
   Accrued liabilities
    and other
    liabilities........      21,880         (2,723)            17,246         (6,714)
   Income taxes
    payable............       6,135           (594)           (18,738)          (519)
   Long-term customer
    receivable.........      21,138            --                 --             --
   Other--net..........       2,460            --              12,325         (3,525)
                           --------       --------          ---------       --------
     Net cash provided
      (used) by
      operating
      activities.......     184,486        (12,729)            35,239         91,392
INVESTING ACTIVITIES
Proceeds from disposal
 of fixed assets.......         283             13              3,217          5,027
Payments made for
 capital expenditures..     (33,686)        (1,613)           (41,203)       (37,991)
Decrease (increase) in
 advances to Pechiney..         --             --             237,368        (34,914)
Payments made for
 investments and other
 assets................         --          (1,076)            (5,790)          (454)
Acquisition of
 business, net of cash
 acquired..............       3,634       (737,546)               --             --
                           --------       --------          ---------       --------
     Net cash (used)
      provided by
      investing
      activities.......     (29,769)      (740,222)           193,592        (68,332)
FINANCING ACTIVITIES
Issuance of debt.......     147,250         50,842             37,013          8,534
Repayment of debt......    (288,100)       (40,000)           (56,986)        (4,021)
Payment of dividends...         --             --            (200,000)       (28,613)
Proceeds from
 acquisition financing:
 Sale of accounts
  receivable...........         --          51,400                --             --
 Issuance of debt......         --         450,200                --             --
 Issuance of equity....         --         250,000                --             --
                           --------       --------          ---------       --------
     Net cash (used)
      provided by
      financing
      activities.......    (140,850)       762,442           (219,973)       (24,100)
Effect of exchange rate
 changes on cash.......         (75)           115                234           (439)
                           --------       --------          ---------       --------
Net increase (decrease)
 in cash...............      13,792          9,606              9,092         (1,479)
Cash and cash
 equivalents at
 beginning of period...       9,606            --               4,962          6,441
                           --------       --------          ---------       --------
Cash and cash
 equivalents at end of
 period................    $ 23,398       $  9,606          $  14,054       $  4,962
                           ========       ========          =========       ========
Supplemental
 disclosures of cash
 flow information:
 Cash paid during the
  period for:
  Income taxes.........    $ 28,427       $    876          $  42,646       $ 34,643
  Interest.............    $ 36,190       $     37          $   5,265       $  4,425

                     See notes to the financial statements.

           HOWMET INTERNATIONAL INC. AND HOWMET PREDECESSOR COMPANY

                         NOTES TO FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

  Howmet International Inc. ("HII") was formed on October 11, 1995 to acquire the group of companies which subsequently comprised Howmet Corporation and its parent. See "The Acquisition" below. The acquisition occurred on December 13, 1995. Prior to December 14, 1995 HII had no operations. Consequently, HII's results of operations and cash flows for the period from December 14, 1995 to December 31, 1995 were the same as HII's results for the period from October 11, 1995 to December 31, 1995.

  These financial statements include the consolidated statements of operations, retained earnings (deficit) and cash flows of HII for the year ended December 31, 1996 and for the period from December 14, 1995 to December 31, 1995. For periods prior to December 14, 1995 (prior to the Acquisition when HII began operations), these financial statements include the combined statements of operations, retained earnings and cash flows for the Howmet Predecessor Company. The entities which comprise the Howmet Predecessor Company are those which generated all HII sales and pre-interest, pre-tax earnings for the year ended December 31, 1996 and for the period from December 14, 1995 to December 31, 1995. See "Howmet Predecessor Company" below.

THE ACQUISITION

  HII was formed on October 11, 1995 to acquire Pechiney Corporation from Pechiney International, S.A. ("Pechiney International") and the Cercast group of companies from Howmet Cercast S.A., a subsidiary of Pechiney International (the "Acquisition"). Carlyle-Blade Acquisition Partners, L.P., an affiliate of The Carlyle Group ("Carlyle") and Thiokol Holding Company, a wholly-owned subsidiary of Thiokol Corporation ("Thiokol"), own 51% and 49%, respectively, of HII's common stock. Thiokol owns 100% of the Company's 9% Series A Cumulative payment-in-kind preferred stock.

  The Acquisition was effected through a series of transactions, including the purchase of Pechiney Corporation by Howmet Holdings Acquisition Corp. ("HHAC"), a wholly-owned subsidiary of HII; the purchase of the capital stock of certain Cercast companies by Howmet Acquisition Corp. ("HAC"), a wholly-owned subsidiary of HHAC; and the mergers of HHAC with and into Pechiney Corporation and of HAC with and into Howmet Corporation. After the mergers, Pechiney Corporation's name was changed to Howmet Holdings Corporation ("Holdings"). Howmet Corporation is a wholly-owned subsidiary of Holdings. Howmet Corporation and its subsidiaries, including the Cercast group of companies, is the only operating subsidiary of Holdings. The Stock Purchase Agreement ("SPA") provides HII with indemnities for certain pre-closing tax, environmental and product liability matters.

  In December 1995, Carlyle and Thiokol entered into a shareholders agreement (the "Original Shareholders Agreement"). Such agreement provides that Thiokol Holding Company may purchase all of Carlyle's interest in HII, from December 13, 1998 to December 13, 2001. At any time after December 13, 2001, Thiokol Holding Company and Carlyle will have the right to compel the participation of the other in sales of all the outstanding shares of HII's common stock. Thiokol Holding Company or Carlyle may, with the consent of the other, initiate a public offering. See Note 18.

  The Acquisition was completed on December 13, 1995 for a total purchase price, including transaction fees and expenses, of approximately $771.6 million (after agreed upon 1996 post-closing adjustments). Financing for the acquisition included (i) borrowing of $300.0 million under a senior term loan facility, (ii) the sale of $125.0 million aggregate principal amount of senior subordinated notes, (iii) $51.4 million of proceeds from a special purpose receivables facility, (iv) $10.2 million in borrowings under a $125.0 million revolving credit facility, (v) $10.0 million of borrowings through a Canadian facility, and (vi) a $250.0 million cash equity investment from the proceeds of the issuance of $200.0 million of HII common stock and $50.0 million of HII payment-in-

           HOWMET INTERNATIONAL INC. AND HOWMET PREDECESSOR COMPANY kind preferred stock. The acquisition financing also included a $25.0 million payment-in-kind junior subordinated purchaser note issued to Pechiney International by HHAC.

  The Acquisition was accounted for in accordance with the purchase method of accounting and, accordingly, the consolidated financial statements reflect the allocation of the purchase price and related acquisition costs to the assets acquired and liabilities assumed based on their fair values. The following unaudited condensed financial information gives effect, on a pro forma basis, to the acquisition as if it had occurred at the beginning of the years ended December 31, 1995 and 1994 (in thousands):

                                                             PRO FORMA
                                                      ------------------------
                                                      YEAR ENDED DECEMBER 31,
                                                      ------------------------
                                                         1995         1994
                                                      -----------  -----------
                                                            (UNAUDITED)
     Net sales....................................... $   945,498  $   858,251
     Net loss........................................     (19,277)     (58,560)
     Net loss per common share....................... $      (.19) $      (.59)

  The pro forma net loss in 1994 includes a $47.4 million write-off of goodwill as discussed in Note 5. The pro forma information does not necessarily represent what the actual consolidated results would have been for these periods and is not intended to be indicative of future results.

HOWMET PREDECESSOR COMPANY

  The combined statements of operations and retained earnings and cash flows have been prepared to present the combined operations of Howmet Corporation and Howmet Cercast Group ("Cercast") (collectively, the "Howmet Predecessor Company") on a historical cost basis prior to their acquisition by HII. All transactions between Howmet Corporation and Cercast have been eliminated.

  The entities which comprise the Howmet Predecessor Company are those which generated all HII sales and pre-interest, pre-tax earnings for the year ended December 31, 1996 and for the period from December 14, 1995 to December 31, 1995. These entities were affiliated with common ownership and management.

  The Howmet Predecessor Company had significant transactions with Pechiney International and its majority owner, Pechiney S.A., a French corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  References to the "Company" relate to both HII and Howmet Predecessor
Company.

PRINCIPLES OF CONSOLIDATION

  The accompanying financial statements include all subsidiary companies and reflect the use of the equity method of accounting for 50%-owned joint ventures. All significant intercompany accounts and transactions have been eliminated.

USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the carrying amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the respective period.

           HOWMET INTERNATIONAL INC. AND HOWMET PREDECESSOR COMPANY

Amounts affected include, but are not limited to, allowances for doubtful accounts, reserves for contract losses and other accruals. Actual results could differ from those estimates.

PER SHARE CALCULATIONS

  Net income per common share is based on 100,000,000 shares. See Note 18.

REVENUE RECOGNITION

  The Company recognizes revenue from the sale of its products upon shipment. Provision for estimated losses on sales commitments are recorded when identified.

CASH AND CASH EQUIVALENTS

  For purposes of the statements of cash flows, the Company considers all investment instruments with a maturity of three months or less when acquired to be cash equivalents.

INVENTORIES

  Inventories are stated at cost, which approximates or is less than replacement value. The Company values a substantial portion of its inventories on the last-in, first-out ("LIFO") method.

PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment is stated at cost. Depreciation is computed principally on the straight-line method over the estimated useful lives of the respective assets, ranging from 4 to 8 years for machinery and equipment and from 19 to 30 years for buildings.

GOODWILL

  Goodwill is the excess of the purchase price over the fair value of tangible and identifiable intangible net assets acquired and is amortized on a straight-line basis over 40 years. The carrying value of goodwill is reviewed when facts and circumstances suggest that it may be impaired. The Company assesses its recoverability by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted projected future cash flows. If it cannot be fully recovered, goodwill is considered to be impaired. The amount of impairment is measured based upon the present value of these projected future cash flows at appropriate discount rates less the book value of goodwill.

ACQUISITION INTANGIBLES

  Other acquisition intangible assets consist of the fair value, at the Acquisition date (Note 1), of patents, technology and a noncompete agreement. They are being amortized on a straight-line basis over 10 to 15 years.

TRANSLATION OF FOREIGN CURRENCIES

  All assets and liabilities of the Company's subsidiaries outside of the U.S., except for Canada, are translated into U.S. dollars at year-end exchange rates. Revenues and expenses are translated into U.S. dollars at average rates of exchange prevailing during the period. Unrealized currency translation adjustments are deferred in the balance sheet, whereas transaction gains and losses are recognized currently in the statement of operations.

           HOWMET INTERNATIONAL INC. AND HOWMET PREDECESSOR COMPANY

  The Canadian operation's functional currency is the U.S. dollar. Therefore, Canadian monetary assets and liabilities are translated at period end exchange rates and inventories and other nonmonetary assets and liabilities are translated at historical rates. Adjustments resulting from translation of Canadian monetary assets and liabilities at year-end exchange rates are included in the statements of operations.

INCOME TAXES

  Except for items representing permanent differences between pretax book income and taxable income, income taxes are provided on all revenue and expense items included in the statements of operations, regardless of the period in which such items are recognized for income tax purposes. Deferred income taxes result from the future tax consequences associated with temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes.

IMPAIRMENT OF LONG-LIVED ASSETS

  In 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets to be Disposed Of." The standard requires the Company to review long-lived and intangible assets for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. Adoption did not have a material effect on the results of operations or financial position of the Company.

ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENT OF LIABILITIES

  In January 1997, the Company adopted SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities". The standard establishes accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities, including the sale of receivables. Adoption did not have a material effect on the results of operations or financial position of the Company.

RECLASSIFICATION OF PRIOR PERIOD FINANCIAL STATEMENTS

  Certain 1995 and 1994 amounts have been reclassified to be consistent with the 1996 presentation.

3. INVENTORIES

  Inventories are summarized as follows (in thousands):

                                                               DECEMBER 31,
                                                             ------------------
                                                               1996      1995
                                                             --------  --------
     Raw materials and supplies............................. $ 56,121  $ 63,281
     Work in progress and finished goods....................   95,041    87,078
                                                             --------  --------
     FIFO inventory.........................................  151,162   150,359
     LIFO valuation adjustment..............................   (1,743)      (71)
                                                             --------  --------
                                                             $149,419  $150,288
                                                             ========  ========

  At December 31, 1996 and 1995, inventories include $48.2 million and $39.7 million, respectively, that are not valued using LIFO.

  In 1996 and 1994, inventory levels were reduced. This resulted in the liquidation of LIFO inventory carried at lower costs compared with costs of current purchases. The effect of charging these lower LIFO costs to cost of sales rather than the cost of current purchases was not significant in 1996 and decreased cost of sales by $9 million and increased net income by $5.5 million in 1994.

           HOWMET INTERNATIONAL INC. AND HOWMET PREDECESSOR COMPANY

4. PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment includes the following (in thousands):

                                                               DECEMBER 31,
                                                             ------------------
                                                               1996      1995
                                                             --------  --------
     Land................................................... $ 14,601  $ 14,502
     Buildings..............................................   70,665    67,603
     Machinery and equipment................................  246,781   221,305
                                                             --------  --------
                                                              332,047   303,410
     Accumulated depreciation...............................  (40,961)   (1,847)
                                                             --------  --------
                                                             $291,086  $301,563
                                                             ========  ========

  Depreciation expense was $39.6 million in 1996, $1.8 million in the period from December 14 to 31, 1995, $31.9 million in the period from January 1 to December 13, 1995 and $31.0 million in 1994.

5. GOODWILL

  Goodwill relates to the Acquisition (Note 1). Accumulated amortization was $8.1 million and $.4 million at December 31, 1996 and 1995. The $55.6 million 1996 reduction in goodwill was due to $7.7 million of amortization, the recognition of $30.5 million of preacquisition U.S. net operating loss carryforward benefits and alternative minimum tax credits (Note 10) that were not estimable at the acquisition date, the reversal of $22.3 million of restructuring accruals (Note 17), the 1996 $3.6 million settlement reduction of the acquisition price, and finalization of the carrying value of certain other assets and liabilities upon completion of the data collection and estimation process.

  As a result of the acquisition of Cercast in 1989, goodwill of approximately $67.0 million was recorded. During 1994, the Howmet Predecessor Company recorded goodwill write-offs totaling $47.4 million, the principal component of which, $42.4 million, related to Cercast. Cercast is a producer of aluminum investment castings for the defense electronics and commercial aerospace industries which are primarily North American and European based. Management estimated that the market for aluminum investment castings in North America had declined significantly due to downsizing in the defense industry sector and a then existing downturn in commercial aerospace orders. As a result, the industry had shifted from a seller's market to a buyer's market with pricing under severe pressure. Similarly, the European market for aluminum casting had experienced a decline due to weakness in both sectors of the aerospace industry. These conditions resulted in Cercast achieving lower than expected sales and related profitability. The Howmet Predecessor Company determined that the defense industry sector decline was permanent in nature and that based on its estimate of expected future operating results, the entire remaining goodwill balance would not be recoverable. The methodology used by management to evaluate the recoverability of goodwill was to discount 10 years of projected cash flows at 12% (the Howmet Predecessor Company's estimated long term cost of capital) together with an associated discounted earnings valuation for the remaining amortization period. The amount of impairment was measured on this basis as well. The forward projections made by management were based on approved budgets and related information and represented management's belief of the most likely future scenario.

  Also in 1994, $5.0 million of goodwill related to the Company's Tempcraft tooling subsidiary was written off. The evaluation and measurement criteria used in making this determination were similar to that described above for Cercast.

           HOWMET INTERNATIONAL INC. AND HOWMET PREDECESSOR COMPANY

6. ACQUISITION INTANGIBLES AND OTHER ASSETS, NET

  Acquisition intangibles and other assets, net include the following (in thousands):

                                                                DECEMBER 31,
                                                              -----------------
                                                                1996     1995
                                                              -------- --------
     Patents and technology, net of accumulated amortization
      of $7,077 and $337....................................  $ 60,323 $ 67,063
     Non-compete agreement, net of accumulated amortization
      of $5,242 and $242....................................    69,758   74,758
     Deferred financing costs, net of accumulated
      amortization of $3,827 and $185.......................    13,844   16,186
     Other assets...........................................    48,635   68,967
                                                              -------- --------
                                                              $192,560 $226,974
                                                              ======== ========

  Patents and technology and the non-compete agreement are being amortized over their estimated useful lives of 10 years and 15 years, respectively. The deferred financing costs are being amortized over the life of the financings.

  At December 31, 1996 and 1995 "Other assets" in the above table include $8.2 million and $10.0 million, respectively, for indemnification receivables from Pechiney International and Pechiney S.A. related to insurance claims. Equal amounts are included in the amounts captioned "Other liabilities" on the consolidated balance sheets. The December 31, 1996 and 1995 "Other assets" amounts above also include indemnification receivables of $26.7 million and $24.7 million, respectively, related to environmental matters (Note 16).

7. FINANCING ARRANGEMENTS

  Long-term debt, excluding Pechiney Notes (Note 8), is summarized as follows (in thousands):

                                                                DECEMBER 31,
                                                              -----------------
                                                                1996     1995
                                                              -------- --------
     Senior term facility.................................... $175,000 $300,000
     Senior revolving credit facility........................   12,000   26,000
     Senior subordinated notes...............................  125,000  125,000
     Payment-in-kind junior subordinated note................   27,706   25,130
     Other...................................................   10,976   12,489
                                                              -------- --------
                                                               350,682  488,619
     Less current portion....................................   56,106   45,303
                                                              -------- --------
                                                              $294,576 $443,316
                                                              ======== ========

  Principal maturities for the succeeding five years ended December 31 are as follows: 1997--$56.1 million, 1998--$35.2 million, 1999--$35.2 million, 2000--
$35.2 million and 2001--$35.2 million. At December 31, 1996, $9.7 million of letters of credit were outstanding and $53.4 million of borrowing capacity was available under the revolving credit facility.

  In December 1996, the senior term facility and senior revolving credit facility (collectively, the "Senior Credit Facilities") were amended to reflect more favorable terms and conditions. Under the amended agreement, the $185.0 million of outstanding principal in the three tranches of the former senior term facility was converted into a $175.0 million single tranche senior term loan and $10.0 million of borrowings under the revolving credit

           HOWMET INTERNATIONAL INC. AND HOWMET PREDECESSOR COMPANY facility. The $175.0 million senior term loan is due in equal $8.8 million quarterly payments and matures in December 2001. The senior revolving credit facility, which expires in December 2001, provides $75.0 million of revolving credit capacity, including up to $50.0 million of standby letters of credit.

  Excluding the effects of the swap agreements discussed below, interest on borrowings under the Senior Credit Facilities is, at the Company's option, at a bank's base rate (8.25% at December 31, 1996) plus .25% or at Eurodollar rates (approximately 5.7% at December 31, 1996) plus 1.25%. The Eurodollar pricing option requires a minimum commitment of thirty days. Rates will decline if the Company achieves certain financial targets. There is a .25% commitment fee on the unutilized portion of the revolving credit facility and a 1.5% fee on the outstanding letters of credit. At December 31, 1995, the three tranches of the senior term facility were comprised of: $145.0 million Tranche A, at base rate plus 1.5% or Eurodollar rate plus 2.5%; $100 million Tranche B, at base rate plus 2% or Eurodollar rate plus 3%; $55 million Tranche C, at base rate plus 2.25% or Eurodollar rate plus 3.25%.

  The Company has interest rate swap agreements, based on long term treasury rates, that effectively fix $200.0 million of variable rate Eurodollar debt through February 1998. The swap agreements have fixed the Company's ninety day Eurodollar borrowing rate at 5%. As of December 31, 1996, the fair value of these swap agreements is $1.8 million as a result of ninety day Eurodollar interest rate increases. The counterparties to these transactions are major financial institutions. The Company does not anticipate nonperformance by the counterparties.

  The Senior Credit Facilities are secured by a security interest in all stock owned by the Company (with certain exceptions) and in substantially all other assets (other than receivables sold pursuant to the receivables facility) owned by the Company. The Senior Credit Facilities prohibit cash dividends and contain financial covenants that require Howmet Corporation to meet certain financial ratios and tests. In addition, they contain other restrictions customarily found in such agreements, such as limits on indebtedness, payments for acquisitions and capital expenditures and payments with respect to capital stock. The Senior Credit Facilities contain events of default including cross defaults with respect to other debt and the receivables facility, and a change of control (as defined) of the Company, Holdings or Howmet Corporation (with the exception of certain changes in control between Thiokol Holding Company and Carlyle).

  The senior subordinated notes ("Notes") are due in 2003, are unsecured and bear interest at 10% per annum. The Notes are redeemable in whole or in part on December 1, 1999 at 105% of principal amount, declining annually to 100% on December 1, 2002. Prior to December 1, 1998, the Company may redeem up to $45.0 million principal amount with the net proceeds of one or more equity offerings. Also, after December 1, 1997 the Notes may be redeemed if Thiokol Holding Company acquires the entire equity interest of the Company. The Notes limit the Company's ability to incur additional indebtedness, sell assets and enter into mergers and certain other transactions. Noteholders have the right to require the Company to repurchase their Notes at 101% if there is a change in control (as defined) of the Company.

  The Company is a holding company which conducts its operations through Howmet Corporation and its subsidiaries, and has no business operations of its own. Accordingly, the Company is dependent on the receipt of cash from its subsidiaries to meet its expenses and other obligations. Terms of both the Senior Credit Facilities and the Notes restrict transfers of cash to the Company from its subsidiaries.

  The 10% payment-in-kind junior subordinated purchaser note is due December 13, 2006. Interest accumulates through the issuance of PIK notes through December 13, 2003 and is payable in cash semi-annually thereafter. The notes may be prepaid at any time without penalty or notice, subject to certain restrictions set forth in the Notes.

           HOWMET INTERNATIONAL INC. AND HOWMET PREDECESSOR COMPANY

  The Company has an agreement to sell, on a revolving basis, an undivided interest in a defined pool of accounts receivable. At December 31, 1996 the defined pool of outstanding accounts receivable amounted to $101.1 million. The Company received $55.0 million from the sale of such eligible receivables to a master trust and has deducted this amount from accounts receivable in the December 31, 1996 consolidated balance sheet. Losses on the sale of receivables are included in the line so captioned in the statements of income. The $46.1 million difference between the total eligible pool and the $55.0 million sold represents retainage on the sale in the event the receivables are not fully collected.

  Because the Senior Credit Facilities are comprised of loans with variable interest rates, the carrying value approximates fair value at December 31, 1996. The senior subordinated notes are thinly traded; fair value of $135.0 million is based on management's knowledge of recent trading prices.

  The Company's 9% Series A Cumulative payment-in-kind preferred stock has a liquidation value of $10,000 per share. The Company is obligated to redeem the preferred stock after ten years from the date of issuance or immediately prior to a merger, consolidation or sale of the Company, or upon sale by Carlyle of more than 25% of the outstanding common stock of the Company to non-Carlyle affiliates. See Note 18. Cumulative dividends of $4.9 million in 1996 and $.2 million in 1995 are included in the carrying value of the preferred stock.

8. RESTRICTED TRUST AND RELATED PECHINEY NOTES PAYABLE

  In 1988, Pechiney Corporation, which was a wholly-owned subsidiary of Pechiney International, issued indebtedness maturing in 1999 (the "Pechiney Notes") to third parties in connection with the purchase of American National Can Company. As a result of the Acquisition, Pechiney Corporation (now named Howmet Holdings Corporation) became a wholly-owned subsidiary of the Company. The Pechiney Notes remained at Holdings, but Pechiney International, which retained American National Can Company, agreed with the Company to be responsible for all payments due on or in connection with the Pechiney Notes. Accordingly, Pechiney International issued its own note to Holdings in an amount sufficient to satisfy all obligations under the Pechiney Notes. The Pechiney International note was deposited in a trust for the benefit of Holdings (the "Restricted Trust"). If Pechiney International fails to make any payments required by its note, the trustee under the Restricted Trust (the "Trustee") has irrevocable letters of credit in the aggregate amount of $772 million issued to the Restricted Trust by Banque Nationale de Paris ("BNP"), a French bank which has an A+ credit rating from Standard & Poors Ratings Group ("S&P"), to draw upon to make such payments. In the event that there is an impediment to a draw under the BNP letters of credit held by the Trustee, the Trustee has substantially identical "back-up" letters of credit in the aggregate amount of $772 million issued to the Restricted Trust by Caisse des Depots et Consignations, a French bank which has an AAA credit rating from S&P. In addition, the holders of the Pechiney Notes have a third set of letters of credit (also issued by BNP), which can be drawn upon by such holders in the event that principal and/or interest payments on the Pechiney Notes are not made. Pechiney International is solely responsible as reimbursement party for draws under the various letters of credit referenced above, and by agreement with the banks neither Holdings nor the Company has any responsibility therefor. However, Holdings remains liable as the original issuer of the Pechiney Notes in the event that Pechiney International and both banks fail to meet their obligations under their respective letters of credit. Management believes that it is extremely remote that the Company will be required to use any of its assets other than those in the Restricted Trust to satisfy any payments due on or in connection with the Pechiney Notes. Upon repayment of the Pechiney Notes, the Restricted Trust terminates and any assets of the Restricted Trust are to be returned to Pechiney International.

  The Pechiney Notes are due on January 2, 1999 and may not be prepaid prior to that date. Interest is at three-month LIBOR plus 25 basis points (6.2% for the quarter ended December 31, 1996). Interest is paid

           HOWMET INTERNATIONAL INC. AND HOWMET PREDECESSOR COMPANY on the last business day of each calendar quarter. Interest expense on these notes was $42.1 million for the year ended December 31, 1996 and $2.2 million for the period from December 14, 1995 to December 31, 1995. Interest income from the Restricted Trust for the aforementioned periods was equal to the interest expense.

9. COMMITMENTS

  The Company and its subsidiaries have noncancellable operating leases relating principally to manufacturing and office facilities and certain equipment. Future minimum payments under noncancellable leases as of December 31, 1996 are as follows: 1997--$5.4 million, 1998--$3.7 million, 1999--$2.7 million, 2000--$2.1 million, 2001--$1.1 million and thereafter $2.8 million.

  Total rental expense for all operating leases was $8.0 million in 1996, $.4 million in the period from December 14 to 31, 1995, $6.7 million in the period from January 1 to December 13, 1995 and $6.1 million in 1994.

  As of December 31, 1996 the Company is committed to spend $15.0 million for 1997 capital expenditures.

10. INCOME TAXES

  On December 13, 1995, HII entered into a tax sharing agreement (the "Tax Sharing Agreement") with its subsidiaries ("Subsidiary"). The Tax Sharing Agreement provides that in any year in which a Subsidiary is included in any consolidated Federal income tax return of HII, and the Subsidiary has taxable income, the Subsidiary will pay to HII the amount of the Federal income tax liability the Subsidiary would have had if it filed a separate tax return (the "Separate Income Tax Liability"). In the event that the amount of Separate Income Tax Liability for a Subsidiary in any taxable year in which it is filing a consolidated Federal income tax return with HII exceeds the amount equal to the product of (a) the income tax liability of the group of corporations filing on a consolidated basis for the taxable year (the "HII Group Tax Liability") and (b) a fraction, the numerator of which is equal to the Subsidiary's Separate Income Tax Liability and the denominator of which is equal to the aggregate total of the Separate Income Tax Liability of all Subsidiaries which are included in HII's consolidated tax return, then the Subsidiary will not be obligated to pay HII the amount of such excess. In the event that the HII Group Tax Liability exceeds the sum of all Subsidiaries' Separate Income Tax Liability for such year, HII may collect from the Subsidiaries the amount of such excess, provided, however, that no Subsidiary shall be required to pay HII an amount that exceeds the excess of (i) the sum of such Subsidiary's Separate Income Tax Liability for the period beginning when such Subsidiary was first included in HII's consolidated Federal income return and ending in the tax years at issue less (ii) the cumulative total of all amounts previously paid pursuant to the Tax Sharing Agreement. Adjustments to income arising from events occurring subsequent to the filing of the consolidated Federal income tax return attributable to matters such as amended returns, carrybacks, audit adjustments and refund claims will be given effect between HII and the Subsidiaries as soon as practicable after determination of such adjustments. The Tax Sharing Agreement provides for a similar allocation between HII and the Subsidiaries in the event that any state, local or foreign income taxes of HII and the Subsidiaries are determined on a combined, consolidated or unitary basis.

  Prior to the acquisition, the Howmet Predecessor Company and Pechiney Corporation were parties to a tax-sharing agreement requiring the Howmet Predecessor Company to pay to Pechiney Corporation an amount equal to U.S. income taxes that would be payable if the Howmet Predecessor Company was a stand alone taxpayer. The Howmet Predecessor Company is included in a U.S. consolidated tax return with Pechiney Corporation and other related entities. Accordingly, the tax strategies reflected in Pechiney Corporation's U.S. consolidated tax return are not necessarily consistent with the basis of preparation for the Howmet Predecessor Company's tax provision in the accompanying financial statements.

           HOWMET INTERNATIONAL INC. AND HOWMET PREDECESSOR COMPANY

  Income taxes were provided in the following amounts (in thousands):

                           HOWMET INTERNATIONAL INC.      HOWMET PREDECESSOR COMPANY
                                  CONSOLIDATED                     COMBINED
                         ------------------------------ ------------------------------
                                         PERIOD FROM       PERIOD FROM
                          YEAR ENDED  DECEMBER 14, 1995  JANUARY 1, 1995   YEAR ENDED
                         DECEMBER 31,        TO                TO         DECEMBER 31,
                             1996     DECEMBER 31, 1995 DECEMBER 13, 1995     1994
                         ------------ ----------------- ----------------- ------------
Current income taxes:
 U.S. Federal...........   $15,474          $166             $22,900        $24,352
 State..................    11,700            43               3,976          3,474
 Foreign................     6,278           313               2,809          4,039
                           -------          ----             -------        -------
                            33,452           522              29,685         31,865
Deferred income taxes...    (3,193)          (41)             (6,023)        14,119
                           -------          ----             -------        -------
                           $30,259          $481             $23,662        $45,984
                           =======          ====             =======        =======

  The provision for income taxes differs from the amount of income taxes determined by applying the U.S. statutory Federal tax rate (35%) to pretax income as follows (in thousands):

                           HOWMET INTERNATIONAL INC.      HOWMET PREDECESSOR COMPANY
                                  CONSOLIDATED                     COMBINED
                         ------------------------------ ------------------------------
                                         PERIOD FROM       PERIOD FROM
                          YEAR ENDED  DECEMBER 14, 1995  JANUARY 1, 1995   YEAR ENDED
                         DECEMBER 31,        TO                TO         DECEMBER 31,
                             1996     DECEMBER 31, 1995 DECEMBER 13, 1995     1994
                         ------------ ----------------- ----------------- ------------
U.S. Federal income tax
 at statutory rate......   $19,560          $195             $17,481        $ 8,048
State income taxes, net
 of Federal benefit.....     5,637            52               2,009          3,001
Foreign tax
 differential...........       163            88               2,483         16,166
Goodwill................     2,694           237                 598          4,669
Additional tax
 reserves...............       --            --                  --           6,092
Deferred tax
 adjustments............       --            --                  --           6,712
Adjustment to prior
 years' provision.......       --            --                1,144            --
Other...................     2,205           (91)                (53)         1,296
                           -------          ----             -------        -------
                           $30,259          $481             $23,662        $45,984
                           =======          ====             =======        =======

  In 1994 a provision for potential tax exposures was provided due to developments related to examinations by Federal and state taxing authorities of the Howmet Predecessor Company's prior years' income tax returns. Deferred tax adjustments in 1994 represent a change in the Howmet Predecessor Company's overall estimated state income tax rate and other adjustments relating to permanent differences.

  Domestic and foreign components of pre-tax income are as follows (in thousands):

                    HOWMET INTERNATIONAL INC.      HOWMET PREDECESSOR COMPANY
                           CONSOLIDATED                     COMBINED
                  ------------------------------ ------------------------------
                                  PERIOD FROM       PERIOD FROM
                   YEAR ENDED  DECEMBER 14, 1995  JANUARY 1, 1995   YEAR ENDED
                  DECEMBER 31,        TO                TO         DECEMBER 31,
                      1996     DECEMBER 31, 1995 DECEMBER 13, 1995     1994
                  ------------ ----------------- ----------------- ------------
United States....   $36,978         $(2,006)          $37,877        $ 57,629
Foreign..........    18,907           2,520            12,069         (34,635)
                    -------         -------           -------        --------
                    $55,885         $   514           $49,946        $ 22,994
                    =======         =======           =======        ========

           HOWMET INTERNATIONAL INC. AND HOWMET PREDECESSOR COMPANY

  The components of the net deferred income tax asset (liability) are as follows (in thousands):

                                                           DECEMBER 31,
                                                        --------------------
                                                          1996       1995
                                                        ---------  ---------
   Alternative minimum tax credits and foreign net
    operating losses................................... $  31,848  $  17,652
   Other post retirement benefits......................    38,017     35,504
   Vacation and deferred compensation accruals.........     9,926      8,054
   Pension liability...................................     6,711      3,470
   Restructuring accrual...............................       341      9,263
   Other accruals......................................    24,784     14,071
                                                        ---------  ---------
     Gross deferred tax asset..........................   111,627     88,014
   Valuation allowance.................................    (5,855)    (8,105)
                                                        ---------  ---------
     Total deferred tax asset..........................   105,772     79,909
                                                        ---------  ---------
   Inventory...........................................   (27,334)   (34,375)
   Property, plant and equipment.......................   (50,107)   (47,754)
   Patents and technology..............................   (24,250)   (26,959)
                                                        ---------  ---------
     Total deferred tax liability......................  (101,691)  (109,088)
                                                        ---------  ---------
     Net deferred tax asset (liability)................ $   4,081  $ (29,179)
                                                        =========  =========

  The change in net deferred tax asset/liability includes a $3.2 million deferred tax benefit which is included in the net 1996 income tax expense. Also, in 1996 net deferred tax liabilities were reduced by $30.1 million, and goodwill was reduced by the same amount. The principal reason for this reduction was recognition of $30.5 million of preacquisition U.S. net operating loss carryforward benefits and alternative minimum tax credits, which were acquired as part of the December 13, 1995 acquisition and that were not estimable at the acquisition date. All the U.S. net operating loss carryforwards have been used to offset U.S. Federal taxes that would have otherwise been payable in 1996. The alternative minimum tax credits have no expiration date.

  During the period from December 14 to December 31, 1995, and the period from January 1 to December 13, 1995, the Company's deferred tax valuation allowance increased by $.1 million and $4.1 million, respectively. During 1996 the Company's deferred tax valuation allowance decreased by $2.2 million, principally due to a change in estimated foreign net operating losses. At December 31, 1996 and 1995, the Company had available approximately $15.8 million and $23.3 million, respectively, of foreign net operating loss carryforwards which can only be used to offset foreign taxable income. A majority of these carryforwards expire over the next four years. At December 31, 1996 and 1995, the Company carried a valuation allowance equal to the deferred tax asset associated with these foreign net operating loss carryforwards. Management believes it is more likely than not that future operations will generate sufficient taxable income to realize the other deferred tax assets. A continuation of the 1996 level of earnings will provide ample taxable income for such realizations.

11. PENSIONS

  Howmet Corporation and Cercast had trusteed noncontributory defined benefit retirement plans covering substantially all of its employees in the U.S. and Canada. All plans became plans of Howmet Corporation as part of the acquisition (Note 1) except the Howmet Combined Pension Plan, which covered nonunion hourly and salaried employees. In accordance with the SPA, an affiliate of Pechiney International assumed sponsorship of the Howmet Combined Pension Plan and transferred assets related to the active nonunion hourly employees to Howmet Corporation's new defined benefit plan, which has substantially the same provisions and benefits as the Howmet Combined Pension Plan with respect to those nonunion hourly employees. The Pechiney International

           HOWMET INTERNATIONAL INC. AND HOWMET PREDECESSOR COMPANY affiliate has no liability to pay benefits to the active hourly group. In addition, in accordance with the SPA, the Howmet Combined Pension Plan benefits related to salaried employees were frozen as of January 6, 1996. The liabilities to the salaried group for service prior to the Acquisition and related assets continue to be administered by that Pechiney International affiliate. Howmet Corporation has designed a replacement defined benefit retirement plan for its salaried employees to cover periods after the former plan was frozen. Effective January 1, 1997, Howmet Corporation has amended the salaried plan to change the formula from "final pay" to "cash balance." This change will result in a 1997 reduction in plan obligations of an estimated $35.0 to $40.0 million, and 1997 expense will be an estimated $2.0 million less than it would have been using the prior plan formula. The tables presented below reflect the salaried plan before the 1997 changes. The Company intends to make annual contributions to the retirement plans in amounts up to the maximum allowable for tax deduction purposes.

  The following items are the components of the net periodic pension cost for the U.S. and Canadian plans (in thousands):

                            HOWMET INTERNATIONAL INC.      HOWMET PREDECESSOR COMPANY
                                   CONSOLIDATED                     COMBINED
                          ------------------------------ ------------------------------
                                          PERIOD FROM       PERIOD FROM
                           YEAR ENDED  DECEMBER 14, 1995  JANUARY 1, 1995   YEAR ENDED
                          DECEMBER 31,        TO                TO         DECEMBER 31,
                              1996     DECEMBER 31, 1995 DECEMBER 13, 1995     1994
                          ------------ ----------------- ----------------- ------------
Service cost--benefits
 earned during the
 period.................    $  8,589         $ 397           $  7,779        $  7,889
Interest cost on the
 projected benefit
 obligation.............       9,682           474              8,003          13,786
Actual return on plan
 assets.................     (10,876)         (437)           (12,780)            548
Net amortization of
 unrecognized net assets
 and prior service
 cost...................       1,040           --                 --              177
Deferral of actual vs.
 expected return on plan
 assets.................         --            --               4,703         (18,091)
                            --------         -----           --------        --------
Net periodic pension
 cost...................    $  8,435         $ 434           $  7,705        $  4,309
                            ========         =====           ========        ========

           HOWMET INTERNATIONAL INC. AND HOWMET PREDECESSOR COMPANY

  The following table sets forth the U.S. and Canadian plans' funded status and amounts recognized in the balance sheets (in thousands):

                                     DECEMBER 31, 1996
                               ACTUARIAL BENEFIT OBLIGATION
                               --------------------------------
                                   EXCEED          LESS THAN       DECEMBER 31,
                                PLAN ASSETS       PLAN ASSETS          1995
                               --------------    --------------    ------------
   Actuarial present value of
    benefit obligations:
     Vested benefit
      obligation.............   $       (8,882)   $      (80,277)   $ (80,216)
     Nonvested benefit
      obligation.............           (2,532)           (3,375)      (6,219)
                                --------------    --------------    ---------
     Accumulated benefit
      obligation.............          (11,414)          (83,652)     (86,435)
     Additional benefits
      based on estimated
      future salary
      increases..............          (41,195)           (1,120)     (41,820)
                                --------------    --------------    ---------
     Projected benefit
      obligation.............          (52,609)          (84,772)    (128,255)
     Fair value of plan
      assets.................            2,435           112,211      107,256
                                --------------    --------------    ---------
     Projected benefit
      obligation (in excess
      of) less than plan
      assets.................          (50,174)           27,439      (20,999)
     Unrecognized net loss or
      (gain).................            2,002            (1,548)         --
                                --------------    --------------    ---------
     Accrued pension
      liability..............   $      (48,172)   $       25,891    $ (20,999)
                                ==============    ==============    =========

  The discount rate used to determine the actuarial present value of the projected benefit obligation was 7.5% at December 31, 1996 and 1995. The expected rate of return was 9% at December 31, 1996 and 9.5% at December 31, 1995 for U.S. plan assets and 8% for Canadian plan assets at December 31, 1996 and 1995. The expected increase in future salaries for those plans using future compensation assumptions was 5% at December 31, 1996 and 1995 for the U.S. plans and 6% for the Canadian plans at December 31, 1996 and 1995. The unrecognized net asset and the unrecognized prior service cost are being amortized based on the projected future service lives of employees, which range from 15-25 years. Plan assets are primarily invested in equity securities, debt securities and temporary cash investments. Accrued pension cost is included in the amounts captioned "Accrued liabilities" and "Other liabilities" in the consolidated balance sheets.

  The net pension expense for the Company's United Kingdom operations was $.7 million in each of 1996, 1995 and 1994. The Company sponsors a 401(k) plan for domestic salaried employees in which the Company matches the employee's contribution for up to 5% of the employee's base salary and bonus. The Company contributed approximately $4.0 million to the plan in each of 1996, 1995 and 1994.

           HOWMET INTERNATIONAL INC. AND HOWMET PREDECESSOR COMPANY

12. POSTRETIREMENT BENEFITS

  The Company provides postretirement health care and life insurance benefits to its eligible active and retired employees, including certain union, nonunion and salaried employees. Components of the net periodic postretirement benefit cost were as follows (in thousands):

                            HOWMET INTERNATIONAL INC.      HOWMET PREDECESSOR COMPANY
                                   CONSOLIDATED                     COMBINED
                          ------------------------------ ------------------------------
                                          PERIOD FROM       PERIOD FROM
                           YEAR ENDED  DECEMBER 14, 1995  JANUARY 1, 1995   YEAR ENDED
                          DECEMBER 31,        TO                TO         DECEMBER 31,
                              1996     DECEMBER 31, 1995 DECEMBER 13, 1995     1994
                          ------------ ----------------- ----------------- ------------
Service cost--benefits
 attributable to service
 during the period......     $2,939          $135             $2,454          $2,397
Interest cost on
 accumulated
 postretirement benefit
 obligation.............      6,588           345              6,281           6,442
                             ------          ----             ------          ------
Net periodic
 postretirement benefit
 cost...................     $9,527          $480             $8,735          $8,839
                             ======          ====             ======          ======

  The amounts recognized as a liability in the Company's consolidated balance sheets are as follows (in thousands):

                                                                DECEMBER 31,
                                                               ----------------
                                                                1996     1995
                                                               -------  -------
     Retirees................................................. $49,820  $52,006
     Fully-eligible active plan participants..................  14,062   11,912
     Other plan participants..................................  32,130   26,854
     Unrealized net loss......................................  (1,443)     --
                                                               -------  -------
       Total..................................................  94,569   90,772
     Less current portion.....................................   6,000    6,351
                                                               -------  -------
                                                               $88,569  $84,421
                                                               =======  =======

  The accumulated postretirement benefit obligation was determined using weighted average discount rates of 7.5% for 1996 and 1995. The health care cost trend rate assumption for pre-age 65 benefits was 12% in 1995 and 11% in 1996 and was assumed to decline 1% annually to 6% in the year 2001 and remain constant thereafter. The health care cost trend rate for post-age 65 benefits was 10% in 1995 and 9% in 1996 and was assumed to decline gradually to 5% in the year 2001 and remain constant thereafter. A 1% increase in the health care cost trend rate would have increased the accumulated postretirement benefit obligation by $6.1 million and $6.0 million at December 31, 1996 and 1995, respectively, and the net periodic cost by $.7 million in both 1996 and 1995.

13. GEOGRAPHIC INFORMATION

  The Company operates predominantly in a single industry as a manufacturer of investment cast components primarily for sale to the defense and commercial aircraft and industrial gas turbine engine industries. The Company is a multinational entity with operating subsidiaries in two geographic regions, North America (including the United States and Canada) and Europe (including France and the United Kingdom). Intercompany transfers between geographic areas are not significant. In computing earnings from operations for subsidiaries outside of the United States, no allocations of general corporate expenses have been made.

           HOWMET INTERNATIONAL INC. AND HOWMET PREDECESSOR COMPANY

                                            NORTH AMERICA  EUROPE     TOTAL
                                            ------------- --------  ----------
                                                     (IN THOUSANDS)
   HOWMET INTERNATIONAL INC. CONSOLIDATED:
   1996
     Sales to unaffiliated customers.......   $867,548    $239,264  $1,106,812
     Earnings from operations..............     88,197      13,756     101,953
     Identifiable assets...................    789,680     238,079   1,027,759
   Period from December 14, 1995 to Decem-
    ber 31, 1995
     Sales to unaffiliated customers.......     34,894      16,472      51,366
     Earnings from operations..............      2,121       2,431       4,552
     Identifiable assets...................    862,306     240,799   1,103,105
   HOWMET PREDECESSOR COMPANY COMBINED:
   Period from January 1, 1995 to December
    13, 1995
     Sales to unaffiliated customers.......    703,657     190,475     894,132
     Earnings from operations..............     31,831      19,850      51,681
   1994
     Sales to unaffiliated customers.......    678,481     179,770     858,251
     Earnings (loss) from operations.......     30,135     (12,254)     17,881

  Sales to unaffiliated customers include export sales of $330.1 million in 1996, $19.3 million in the period from December 14 to December 31, 1995, $278.1 million in the period from January 1 to December 13, 1995 and $176.9 million in 1994. Export sales of domestic operations, included in total export sales, were $235.0 million in 1996, $10.1 million in the period from December 14 to December 31, 1995, $160.4 million in the period from January 1 to December 13, 1995, and $126.2 million in 1994.

  The Company's sales to its two largest customers were $206.0 million and $159.5 million in 1996, $10.5 million and $7.9 million in the period from December 14 to December 31, 1995, $184.0 million and $138.1 million in the period from January 1, 1995 to December 13, 1995 and $229.2 million and $123.7 million in 1994. Receivables from these customers were $16.5 million and $12.7 million at December 31, 1996 and $17.1 million and $12.2 million at December 31, 1995.

  Stockholders' equity reflects a $.9 million increase in cumulative translation adjustment in 1996; $5.1 million of such amount is attributable to United Kingdom operations, offset by a $4.2 million decrease attributable to French operations.

14. TRANSACTIONS WITH AFFILIATES

  The Howmet Predecessor Company had financing and other transactions with Pechiney Corporation. Interest income earned from advances to Pechiney Corporation was based on short-term borrowing rates obtained by Pechiney Corporation. The average advance balance was $148.7 million for the period from January 1 to December 13, 1995 and $217.9 million in 1994.

  HII has management agreements with an affiliate of The Carlyle Group and with Thiokol Holding Company for certain management and financial advisory services. Each agreement provides for the payment of an annual management fee of $1.0 million. In addition, in 1995 The Carlyle Group and Thiokol Holding Company each received $2.0 million for services provided in connection with the Acquisition of the Company. This transaction was reflected as a reduction of capital surplus in the consolidated balance sheet.

           HOWMET INTERNATIONAL INC. AND HOWMET PREDECESSOR COMPANY

  In December 1995, certain executives of the Howmet Predecessor Company invested $4.7 million in Carlyle. Certain of the investments were funded with all or a portion of a bonus earned in connection with the Acquisition (Note
1). The partnership interests are subordinated to the claims of creditors of the Company, and certain of the partnership interests are expected to receive a cash distribution upon a sale of Carlyle's interest in the Company, and the executives will receive shares of such distribution, pro rata to their capital contributions in the partnership.

  In early 1996, the Company adopted a Stock Appreciation Rights ("SARs") plan. Under the plan, SARs representing up to 5% of the Company's equity value may be issued to executive officers of the Company. The SARs are similar to phantom stock options and are valued based on appreciation of the value of the Company's common stock, as defined, from the date of adoption of the plan to the earlier of (i) five years, (ii) a merger, sale of substantially all of the assets or liquidation of the Company or Howmet, (iii) the acquisition by an unaffiliated entity of more than 50% of the Company's or Howmet's common stock, (iv) disposition by Carlyle of all of its interest in the Common Stock, through the exercise of the option granted to Thiokol at the time of the Acquisition or otherwise, or (v) a public offering of more than 50% of the Company's or Howmet's common stock. The SARs vest over a five-year period based upon the passage of time, the operating performance of the Company and the tenure of the executive officers, with acceleration in the event of sale or one of the earlier triggering events identified above. During 1996, 102,550 SARs were granted, each of which had an interest in 0.5% of one share of HII stock and a base price of $100 per appreciation right. See Note 18. Compensation cost of $6.6 million was charged against income for this plan in 1996 and is included in the amount captioned "Other liabilities" in the December 31, 1996 consolidated balance sheet.

  During 1996, 230,000 contingent stock options for Thiokol stock were granted to certain executives of the Company. The options are contingent on Thiokol's purchase of Carlyle's total interest in the Company, unless otherwise modified by the compensation committee of the Board of Directors of Thiokol. 50% of such options vest and become exercisable on the date of such purchase; 25% vest and become exercisable on both of the subsequent two anniversaries following the first vesting date. If Thiokol does not obtain 100% of the equity ownership of the Company prior to December 13, 2001, the options become void. The options expire not later than 10 years after the date of grant. The exercise price of the options is the price of Thiokol stock on the first trading date after the dates of grant (range of $35.50-$40.94). In the event that Thiokol acquires 100% of the Company before December 13, 2001, there will be a charge to the Company's earnings upon such acquisition and in the subsequent two years of the vesting period. The total charges will be equal to the product of (x) any increase in price of Thiokol's stock from date of grant to the date when Thiokol acquires 100% of the Company, times (y) the number of options outstanding. If Thiokol had acquired 100% of the Company as of June 29, 1997, charges at that date and in the subsequent two years would aggregate $4.0 million, after tax.

15. FINANCIAL INSTRUMENTS

  Financial instruments which potentially subject the Company to credit risk consist principally of trade receivables. The Company does not require collateral and maintains reserves for potential credit losses for trade accounts receivable. The Company's accounts receivable are principally due from companies in the aerospace and industrial gas turbine engine industries. The fair values of the Company's trade receivables and payables approximate their carrying amounts. For information pertaining to the fair values of the Company's interest rate swap agreements and other debt instruments, refer to
Note 7.

  The Company enters into forward exchange contracts as a hedge against currency fluctuations of certain foreign currency transactions. At December 31, 1996, the following were outstanding: contracts to purchase 8.6 million Canadian dollars with maturity dates from January to November 1997 for $6.5 million; contracts to sell 6.1 million pound sterling with maturity dates from January to June 1997 for $10.0 million. At December 31, 1996, the fair value of the Canadian contracts was $6.3 million and the pound sterling contracts was $9.7 million.

           HOWMET INTERNATIONAL INC. AND HOWMET PREDECESSOR COMPANY

The fair value of foreign currency contracts was estimated by obtaining quotes from brokers. The market value gains or losses arising from foreign exchange contracts offset foreign exchange gains or losses on the underlying hedged assets. The Company's exposure to currency risk is limited to currency rate movement and is considered to be negligible.

  During 1994, the Company entered into an option contract to purchase up to $1.3 million Canadian dollars as a hedge against currency fluctuations of certain foreign currency transactions. These options were exercisable from June 1995 through December 1996. The market value gains or losses arising from currency exchange options offset foreign exchange gains or losses on the underlying hedged assets. The Company's exposure to currency risk in these options was limited to currency rate movements and was considered to be negligible.

  The counterparties to the foreign exchange transactions are major financial institutions. The Company does not anticipate nonperformance by the counterparties.

16. CONTINGENCIES

  The Company has received recent test results indicating levels of polychlorinated biphenyls ("PCBs") at its Dover, New Jersey facility which will require remediation. These levels have been reported to the New Jersey Department of Environmental Protection ("NJDEP"), and the Company is preparing a work plan to define the risk and to test possible clean-up options. The statement of work must be approved by the NJDEP pursuant to an Administrative Consent Order entered into between the Company and NJDEP on May 20, 1991 regarding clean-up of the site. Various remedies are possible and could involve expenditures ranging from $2.0 million to $22.0 million or more. The Company has recorded a $2.0 million long-term liability as of December 31, 1996 for this matter. Given the uncertainties, it is possible that the estimated range of this cost and the amount accrued will change within a one to two year period. The indemnification discussed below applies to the costs associated with this matter.

  In addition to the above, liabilities arising for cleanup costs associated with hazardous types of materials in several waste disposal facilities exist. In particular, the Company has been or may be named a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act or similar state laws at thirteen on-site and off-site locations. At December 31, 1996, $4.4 million of accrued environmental liabilities are included in the consolidated balance sheet for such matters.

  In connection with the Acquisition, Pechiney International and Pechiney S.A. indemnified the Company for environmental liabilities relating to Howmet Corporation and stemming from events occurring or conditions existing on or prior to the Acquisition, to the extent that such liabilities exceed a cumulative $6.0 million. This indemnification applies to all of the aforementioned environmental matters. Pursuant to this indemnification, at December 31, 1996 the Company has recorded a receivable from Pechiney International and Pechiney S.A. of $2.0 million. Changes in any of the aforementioned accrued liabilities will result in an equal change in the amount receivable from Pechiney International and Pechiney S.A.

  In addition to the above environmental matters, and unrelated to Howmet Corporation, Holdings and Pechiney S.A. are jointly and severally liable for environmental contamination and related costs associated with certain discontinued mining operations owned and/or operated by a predecessor-in-interest until the early 1960s. These liabilities include approximately $20.7 million in remediation and natural resource damage liabilities at the Blackbird Mine site in Idaho and a minimum of $4.0 million in investigation and remediation costs at the Holden Mine site in Washington. Pechiney International and Pechiney S.A. have agreed to indemnify the Company for such liabilities. In connection with these environmental matters, the Company has recorded a $24.7 million liability and an equal $24.7 million receivable from Pechiney International and Pechiney S.A.

           HOWMET INTERNATIONAL INC. AND HOWMET PREDECESSOR COMPANY

  Estimated environmental costs are not expected to materially impact the financial position or the results of the Company's operations in future periods. However, environmental clean-up periods are protracted in length and environmental costs in future periods are subject to changes in environmental remediation regulations. Any losses which are not covered by the Pechiney International and Pechiney S.A. indemnifications and which are in excess of amounts currently accrued will be charged to operations in the periods in which they occur.

  The Company, in its ordinary course of business, is involved in other litigation, administrative proceedings and investigations of various types in several jurisdictions. The Company believes these are routine in nature and incidental to its operations, and that the outcome of any proceedings to which the Company currently is a party will not have a material adverse effect upon its operations or financial condition.

  At December 31, 1996, the Company guaranteed certain indebtedness aggregating $11.5 million of its 50%-owned entities.

17. RESTRUCTURING

1992 RESTRUCTURING PROVISION

  Reengineering programs: In 1992, the Howmet Predecessor Company recorded a $39.8 million restructuring charge associated with reengineering certain of its business processes and related activities. The costs include severance and relocation for approximately 1,835 employees ($13.4 million), consulting fees ($3.1 million) and expenses related to the evaluation, design and implementation of a company wide synchronous manufacturing environment with cellular work stations, uniform work instructions and business center management and reporting ($23.3 million).

  Capacity rationalization: Also, in 1992, the Howmet Predecessor Company recorded a $19.1 million restructuring charge for streamlining operations, including expenses related to severance and relocation for approximately 562 employees ($8.8 million), asset writedowns ($1.3 million) and the transfer and reinstallation of equipment ($9.0 million).

  Management periodically reevaluated the adequacy of the remaining restructuring accrual. Based upon these reevaluations, in 1994, the Howmet Predecessor Company reversed the portion of the accrual related to a U.S. plant shutdown ($1.8 million) and a French social plan ($1.4 million) due to improved business conditions; in addition, other minor components of the 1992 restructuring accrual were adjusted to reflect revised estimates. In 1996 the accrual was reevaluated and reduced by $2.8 million. Goodwill was reduced by the same amount.

  The following tables set forth the 1994, 1995 and 1996 activity for the restructuring provision established in 1992 (in thousands):

                                         REENGINEERING    CAPACITY
                                           PROGRAMS    RATIONALIZATION  TOTAL
                                         ------------- --------------- --------
   December 31, 1993 balance............   $ 18,770        $10,673     $ 29,443
     Cash costs.........................    (11,657)        (3,312)     (14,969)
     Non-cash costs.....................        --            (165)        (165)
     Changes in estimate................      1,434         (3,320)      (1,886)
                                           --------        -------     --------
   December 31, 1994 balance............      8,547          3,876       12,423
     Cash costs.........................     (6,368)        (2,815)      (9,183)
     Non-cash costs.....................        --             (92)         (92)
                                           --------        -------     --------
   December 31, 1995 balance............      2,179            969        3,148
     Changes in estimate................     (2,179)          (619)      (2,798)
                                           --------        -------     --------
   December 31, 1996 balance............   $    --         $   350     $    350
                                           ========        =======     ========

  Costs for the December 14 to 31, 1995 period were not significant and are included in the above 1995 activity. Restructuring accruals are included in the amounts captioned "Accrued liabilities" in the consolidated balance sheet.

           HOWMET INTERNATIONAL INC. AND HOWMET PREDECESSOR COMPANY

1994 RESTRUCTURING PROVISION

  Morristown Wax Closure: In 1994, the Howmet Predecessor Company recorded a $1.5 million restructuring charge in connection with its plan to close its Morristown, Tennessee wax facility. The closure was effected in order to reduce excess capacity and enhance coordination and lead time at Howmet's casting plants. The restructuring provision was primarily comprised of exit costs ($1.0 million), termination benefits ($.2 million) and other items ($.3 million). In 1996 the accrual was reevaluated and reduced by $.1 million. Goodwill was reduced by the same amount.

  Dover Airmelt Closure: Also in 1994, the Howmet Predecessor Company recorded a $1.0 million restructuring provision in connection with its plan to exit its airmelt business at its Dover Alloy plant in New Jersey. The decision to exit the airmelt business was primarily due to the unprofitability of the airmelt product line which was not considered an essential part of the Company's alloy operations. The restructuring charge was entirely comprised of exit costs. This decision was reversed in 1995 because a buyer could not be found. The Company has since increased airmelt business and generated improved returns.

  Howmet S.A. Administrative Office Closure: Also in 1994, the Howmet Predecessor Company recorded a $2.0 million restructuring charge related to the closure of its administrative office in Asnieres, France and the opening of an administrative office in Dives, France. The restructuring charge was comprised of termination benefits ($.6 million), exit costs ($1.2 million) and other items ($.2 million). A portion of the accrual deemed to be excess was reversed and credited to income in 1995. In 1996 the accrual was reevaluated and reduced by $.3 million. Goodwill was reduced by the same amount.

  The following is an analysis related to the restructuring reserve activities for the 1994 restructuring programs (in thousands):

                                                       DOVER   HOWMET
                                           MORRISTOWN AIRMELT   S.A.     TOTAL
                                           ---------- -------  -------  -------
   1994 restructuring provision...........   $1,450   $ 1,000  $ 1,982  $ 4,432
     Cash costs...........................     (176)      --       --      (176)
     Non-cash costs.......................     (239)      --       --      (239)
                                             ------   -------  -------  -------
   December 31, 1994 balance..............    1,035     1,000    1,982    4,017
     Cash costs...........................     (706)      --    (1,279)  (1,985)
     Non-cash costs.......................     (132)      --       262      130
     Changes in estimate..................      --     (1,000)    (624)  (1,624)
                                             ------   -------  -------  -------
   December 31, 1995 balance..............      197         0      341      538
     Cash costs...........................      (93)      --       --       (93)
     Changes in estimate..................     (104)      --      (341)    (445)
                                             ------   -------  -------  -------
   December 31, 1996 balance..............   $  --    $   --   $   --   $   --
                                             ======   =======  =======  =======

  Costs for the December 14 to 31, 1995 period were not significant and are included in the above 1995 activity. Restructuring accruals are included in the amounts captioned "Accrued liabilities" in the consolidated balance sheet.

1995/1996 RESTRUCTURING PROVISION

  In connection with the Acquisition, management determined that certain manufacturing capabilities would be eliminated and the related facilities would be utilized for purposes other than for manufacturing. Accordingly, a reserve of $21.0 million (including $5.0 million in "Accrued liabilities"), principally for severance costs, was

           HOWMET INTERNATIONAL INC. AND HOWMET PREDECESSOR COMPANY recorded. The extent of the restructuring was less than initially anticipated; consequently, in 1996 $19.1 million of the accrual was reversed and goodwill was reduced by an equal amount. 1996 expenditures for this restructuring effort were $1.0 million, principally for termination costs for 45 permanent and temporary employees. The $.9 million December 31, 1996 accrual balance is included in amounts captioned "Accrued liabilities" in the consolidated balance sheet. This amount is expected to be spent in 1997, principally for termination costs related to 15 employees.

18. SUBSEQUENT EVENTS

The Offering

  On October 9, 1997, the Company filed a Registration Statement on Form S-1 to register $375 million of common shares to be offered and sold by Carlyle (the "Offering"). In connection with the Offering, the Company's Restated Certificate of Incorporation will be amended to delete the provision obligating the Company to redeem the Series A Preferred Stock upon a sale by Carlyle of more than 25% of the outstanding shares of the Company other than to an affiliate of Carlyle.

  Carlyle has agreed to sell to Thiokol, simultaneously with the closing of the Offering, 11,000,000 shares of common stock, representing 11% of the outstanding common stock, and to grant Thiokol an option to purchase from Carlyle up to an additional 4,000,000 shares of common stock, representing 4% of the outstanding common stock (the "First Thiokol Option"). The First Thiokol Option will be exercisable only on the first business day following the earlier of the date Carlyle notifies Thiokol of the intention of the U.S. underwriters to exercise the U.S. underwriters' overallotment option or the 30th day following the Offering. Upon completion of the Offering and the Sale, Thiokol will beneficially own 60% of the outstanding Common Stock (or up to 64% if it elects to exercise all or part of the First Thiokol Option) and will own all of the outstanding non-voting 9% Series A Preferred Stock.

Agreements Between Thiokol, Carlyle and the Company

  In connection with the Offering, the Shareholders have agreed to amend and restate the Original Shareholders Agreement described in Note 1 (as amended and restated, the "Shareholders Agreement"). Pursuant to such agreement, Thiokol has agreed with the Company that, without prior consent of the Carlyle representative (if any) on the Company's Board of Directors and a majority (but not less than two) of the non-employee directors of the Company who are not directors or employees of Thiokol or Carlyle, neither Thiokol nor any of its affiliates may acquire any Publicly Held Shares (as defined below) if, after such acquisition, the number of Publicly Held Shares then outstanding
would be less than     (adjusted for subsequent stock splits and stock
dividends), other than (x) pursuant to a tender offer to acquire all of the outstanding shares of common stock not then beneficially owned by Thiokol, or
(y) pursuant to a merger or other business combination in which all holders of Publicly Held Shares are treated equally. "Publicly Held Shares" means the outstanding shares of common stock other than shares held by Thiokol, Carlyle or their respective affiliates. In addition, pursuant to the Shareholders Agreement, (1) for so long as Carlyle continues to own not less than 5% of the outstanding common stock, the Company has agreed to nominate, and Thiokol has agreed to vote its shares of common stock in favor of, one designee of Carlyle to the Company's Board of Directors, (2) Carlyle has agreed with Thiokol that Carlyle will not dispose of any of its shares of common stock prior to the earlier of the second anniversary of the closing of the Offering or the occurrence of a change of control of Thiokol, (3) during the two-year period starting on the second anniversary of the closing of the Offering (the "Option Period"), Thiokol will have an option (the "Second Thiokol Option") to acquire Carlyle's shares of common stock (all, or in increments of 25%) and a right of first refusal to acquire any shares Carlyle proposes to sell, in each case at market price, (4) the Company has agreed that, prior to April 1, 1999 (or such earlier date as Carlyle owns less than 5% of the outstanding shares of common stock), the Company will not take certain actions without the approval of the

           HOWMET INTERNATIONAL INC. AND HOWMET PREDECESSOR COMPANY director designated by Carlyle, including with respect to issuing or repurchasing shares, declaring dividends, approving the Company's capital budget and operating plan, purchasing or selling substantial assets, appointing or terminating the Company's executive officers, incurring indebtedness over $20 million or taking action relating to the compensation of the Company's executive officers and (5) Thiokol has agreed that, in the event Thiokol disposes of any of its shares of common stock to an unaffiliated third party (other than pursuant to an effective registration statement or under Rule 144) prior to the fourth anniversary of the closing of the Offering, Carlyle will have the right to participate in such sale with respect to a proportionate number of its shares on the same terms. The Company has granted Carlyle certain registration rights (exercisable between the second and the fifth anniversaries of the closing of the Offering) for Carlyle's remaining shares of common stock and has granted Thiokol certain preemptive rights.

Amendment to Restated Certificate of Incorporation and Stock Dividend

  An amendment to the Company's Restated Certificate of Incorporation was approved by the Board of Directors and the stockholders of the Company on October 8, 1997. The amendment increased authorized common stock to 400,000,000 shares and authorized 10,000,000 shares of preferred stock, $.01 par value per share. The Board of Directors is authorized to determine the terms of any new series of preferred stock. Of the 10,000,000 shares of authorized preferred stock, 15,000 shares are designated as Series A Preferred Stock, the terms of which are described on the December 31, 1996 balance sheet and in Note 7.

  On October 8, 1997, the Board of Directors also approved a 10,000-to-1 stock split in the form of a stock dividend, which increased outstanding common stock from 10,000 to 100,000,000 shares. All share and per share data in the accompanying financial statements have been retroactively adjusted to reflect the aforementioned changes.

SARs Plan

  If the Offering is consummated, the Company's 1997 fourth quarter charge related to its SARs plan will be based upon the Company's stock price on December 31, 1997. Assuming such stock price was equal to the midpoint of the range indicated on the cover page to this Prospectus, such charge would be
$    million after tax or $    per share. Subsequent charges or credits
related to the SARs plan will be based on changes to the Company's stock price. As a result of the stock split described above, the number of SARs was increased to approximately 4.7 million, the SARs interest was changed to 100% of a share of common stock, and the base price was reduced to $2.

Sale of Refurbishment Business

  In September 1997, the Company sold its aircraft engine component refurbishment business (other than its coating operations). The Company expects net cash proceeds of approximately $43.0 million after tax and transaction related expenses. The sales transaction had an immaterial effect on net income. Net sales of such business were approximately $53.0 million in the thirty-nine week period ended September 28, 1997, approximately $53.0 million in the thirty-nine week period ended September 29, 1996 and approximately $69 million for the full year 1996. Earnings from operations of this business were immaterial in all periods.

                           HOWMET INTERNATIONAL INC.

                     CONSOLIDATED CONDENSED BALANCE SHEET
                 (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                    SEPTEMBER
                                                                     28, 1997
                                                                    ----------
                              ASSETS
Current assets:
  Cash and cash equivalents........................................ $    9,080
  Accounts receivable (less allowance of $4,351)...................     70,313
  Inventories......................................................    142,370
  Retained receivables.............................................     45,043
  Deferred income taxes............................................      9,301
  Other current assets.............................................      2,777
                                                                    ----------
    Total current assets...........................................    278,884
Property, plant and equipment, net.................................    264,218
Goodwill, net......................................................    243,630
Acquisition intangibles and other assets, net......................    182,290
Restricted Trust (a)...............................................    727,081
                                                                    ----------
    Total assets................................................... $1,696,103
                                                                    ==========
 LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable................................................. $   59,857
  Accrued liabilities..............................................    159,750
  Income taxes payable.............................................     34,991
  Current portion of long-term debt................................     34,198
                                                                    ----------
    Total current liabilities......................................    288,796
Accumulated postretirement benefit obligation......................     92,096
Other liabilities..................................................     99,396
Deferred income taxes..............................................      7,370
Long-term debt, excluding Pechiney Notes...........................    156,306
Pechiney Notes, including $10,695 of accrued interest (a)..........    727,081
Contingencies (Note F)
Redeemable preferred stock.........................................     58,690
Stockholders' equity:
  Common stock, $.01 par value; 400,000,000 shares authorized;
   100,000,000 shares issued and outstanding.......................      1,000
  Capital surplus..................................................    195,000
  Retained earnings................................................     76,271
  Cumulative translation adjustment................................     (5,903)
                                                                    ----------
    Total stockholders' equity.....................................    266,368
                                                                    ----------
    Total liabilities, redeemable preferred stock and stockholders'
     equity........................................................ $1,696,103
                                                                    ==========

--------
(a) The Restricted Trust holds a note receivable from Pechiney International that secures Pechiney International's agreement to repay the Pechiney Notes. Management believes that it is extremely remote that the Company will use any assets other than those in the Restricted Trust to satisfy any payments related to the Pechiney Notes. See Note E.

     See notes to consolidated condensed financial statements (unaudited).

                           HOWMET INTERNATIONAL INC.

     CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                 THIRTY-
                                                            NINE WEEKS ENDED
                                                           --------------------
                                                           SEPTEMBER  SEPTEMBER
                                                           28, 1997   29, 1996
                                                           ---------  ---------
Net sales................................................  $951,990   $823,351
Operating costs and expenses:
  Cost of sales..........................................   661,559    600,658
  Selling, general and administrative expense............   106,589     84,450
  Depreciation and amortization expense..................    44,711     45,003
  Research and development expense.......................    16,146     18,407
                                                           --------   --------
                                                            829,005    748,518
                                                           --------   --------
Earnings from operations.................................   122,985     74,833
Interest income (expense) from restricted trust and
 Pechiney Notes, net (Note E)............................       --         --
Interest income..........................................       799      1,203
Interest expense.........................................   (25,874)   (32,926)
Equity in income (loss) of unconsolidated affiliates.....       962     (2,431)
Losses on sales of receivables...........................    (2,855)    (3,297)
Other, net...............................................      (241)      (221)
                                                           --------   --------
Income before income taxes...............................    95,776     37,161
Income taxes.............................................    36,474     21,389
                                                           --------   --------
Net income...............................................    59,302     15,772
                                                           --------   --------
Payment-in-kind dividends on redeemable preferred stock..    (3,790)    (3,457)
                                                           --------   --------
Net income applicable to common stock....................  $ 55,512   $ 12,315
                                                           ========   ========
Net income per common share..............................  $    .56   $    .12
                                                           ========   ========
Retained earnings (deficit) at beginning of period.......  $ 20,759   $   (202)
Net income applicable to common shares...................    55,512     12,315
                                                           --------   --------
Retained earnings at end of period.......................  $ 76,271   $ 12,113
                                                           ========   ========

     See notes to consolidated condensed financial statements (unaudited).

                           HOWMET INTERNATIONAL INC.

                CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                                           THIRTY-NINE WEEKS
                                                                 ENDED
                                                          --------------------
                                                          SEPTEMBER  SEPTEMBER
                                                          28, 1997   29, 1996
                                                          ---------  ---------
OPERATING ACTIVITIES
Net income............................................... $ 59,302   $ 15,772
Adjustments to reconcile net income to net cash provided
 by operating activities:
  Depreciation and amortization..........................   51,412     47,466
  Payment-in-kind interest...............................    2,100      1,902
  Equity in (income) loss of unconsolidated affiliates...     (962)     2,431
  Changes in assets and liabilities:
    Accounts receivable..................................   (8,207)     3,793
    Inventories..........................................   (4,914)    14,627
    Deferred income taxes................................    2,144       (627)
    Accounts payable.....................................  (11,312)     4,831
    Accrued liabilities..................................   (3,518)    18,286
    Income taxes payable.................................   16,556      8,546
    Stock appreciation rights noncurrent accrued
     liability...........................................   21,007      1,706
    Collection of long-term customer receivable..........      --      21,138
    Other, net...........................................    2,527      2,710
                                                          --------   --------
      Net cash provided by operating activities..........  126,135    142,581
INVESTING ACTIVITIES
Proceeds from sale of refurbishment business.............   57,502        --
Payments made for capital expenditures...................  (32,415)   (17,988)
Investment in joint venture..............................   (1,982)       --
Post-closing adjustment relating to the Acquisition......      --       3,634
                                                          --------   --------
      Net cash provided (used) in investing activities...   23,105    (14,354)
FINANCING ACTIVITIES
Issuance of debt.........................................  102,300    100,400
Repayment of debt........................................ (264,000)  (217,354)
                                                          --------   --------
      Net cash used in financing activities.............. (161,700)  (116,954)
Effect of exchange rate changes on cash..................   (1,858)      (167)
                                                          --------   --------
Net (decrease) increase in cash..........................  (14,318)    11,106
Cash and cash equivalents at beginning of period.........   23,398      9,606
                                                          --------   --------
Cash and cash equivalents at end of period............... $  9,080   $ 20,712
                                                          ========   ========

     See notes to consolidated condensed financial statements (unaudited).

                           HOWMET INTERNATIONAL INC.

             NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)

A. BASIS OF PRESENTATION

  The accompanying unaudited consolidated condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management all adjustments (consisting of normal recurring accruals) necessary for a fair presentation have been included. Operating results for the thirty-nine weeks ended September 28, 1997 are not necessarily indicative of the results to be expected for the year ending December 31, 1997. The financial statements should be read in conjunction with the Consolidated Financial Statements and notes thereto for Howmet International Inc. and Howmet Predecessor Company for the years ended December 31, 1996 and 1994 and the two periods comprising the year ended December 31, 1995, included elsewhere in this Prospectus.

B. INVENTORIES

  Inventories at September 28, 1997 are as follows (in thousands):

     Raw materials and supplies.......................................  $52,695
     Work in process and finished goods...............................   94,057
                                                                       --------
     FIFO inventory...................................................  146,752
     LIFO valuation adjustment........................................   (4,382)
                                                                       --------
                                                                       $142,370
                                                                       ========

  The Company increased the LIFO valuation adjustment and thereby increased cost of sales by $2.6 million and $2.2 million in the 1997 and 1996 thirty-nine week periods, respectively.

C. SALE OF REFURBISHMENT BUSINESS

  In September 1997 the Company sold its aircraft engine component refurbishment business (other than its coating operations). The Company expects net cash proceeds of approximately $43 million after tax payments and transaction related expenses. The sale transaction had an immaterial effect on net income. Net sales of such business were approximately $53 million in the thirty-nine week period ending September 28, 1997, and approximately $53 million in the thirty-nine week period ended September 29, 1996. Earnings from operations of this business were immaterial in both periods.

D. OTHER INFORMATION

  Selling, general and administrative expense for the thirty-nine weeks ended September 28, 1997 included $21.0 million of pre-tax expense recorded in connection with the Company's Stock Appreciation Rights ("SARs") plan. The thirty-nine weeks ended September 29, 1996 include $1.7 million of expense related to the SARs plan. In the thirty-nine weeks ended September 28, 1997, the Company realized a $9.7 million pre-tax benefit from finalization of a pricing adjustment with a customer. Also, in the thirty-nine weeks ended September 28, 1997, the Company recorded a $4.1 million interest expense for the accelerated write-off of debt issuance cost associated with debt that was repaid ahead of schedule. Results for the thirty-nine week period of 1996 did not include any amounts for the items discussed in the two preceeding sentences.

  The 1997 effective tax rate includes permanent differences between book and tax income (principally goodwill amortization), research and development credits which offset the adverse effect of establishing valuation allowance reserves for foreign tax credit carryforwards, and a state tax rate which is substantially lower than that of 1996.

  In 1996 the effective tax rate was reduced from an estimated 57.6% for the first thirty-nine week period to 54.1% for the full year. Had the 54.1% rate been applied to income before income taxes in the 1996 thirty-nine week period, net income would have been $1.3 million higher. The change in the income tax rate in 1996 resulted from actual annual income that was substantially higher than the estimate of annual income contemplated in determining the 57.6% rate. The higher income reduced the percentage effect of nondeductible costs and expenses.

                           HOWMET INTERNATIONAL INC.

                                  (UNAUDITED)

  The Company paid interest of $14.0 million and $26.1 million, and paid income taxes, net of refunds, of $27.7 million and $14.5 million, during the respective 1997 and 1996 thirty-nine week periods.

E. RESTRICTED TRUST AND RELATED PECHINEY NOTES

  For a discussion of the Restricted Trust and the related Pechiney Notes, see
Note 8 to the Consolidated Financial Statements for Howmet International Inc. and Howmet Predecessor Company for the years ended December 31, 1996 and 1994 and the two periods comprising the year ended December 31, 1995, included elsewhere in this Prospectus.

  The September 28, 1997 balances include $10.7 million of accrued interest income for the Restricted Trust and $10.7 million of accrued interest expense for the Pechiney Notes. Both amounts were paid on September 30, 1997.

F. CONTINGENCIES

  The Company has received recent test results indicating levels of polychlorinated biphenyls ("PCBs") at its Dover, New Jersey facility which will require remediation. These levels have been reported to the New Jersey Department of Environmental Protection ("NJDEP"), and the Company is preparing a work plan to define the risk and to test possible clean-up options. The statement of work must be approved by the NJDEP pursuant to an Administrative Consent Order entered into between the Company and NJDEP on May 20, 1991 regarding clean-up of the site. Various remedies are possible and could involve expenditures ranging from $2.0 million to $22.0 million or more. The Company has recorded a $2.0 million long-term liability as of September 28, 1997 for this matter. Given the uncertainties, it is possible that the estimated range of this cost and the amount accrued will change within a one to two year period. The indemnification discussed below applies to the costs associated with this matter.

  In addition to the above, liabilities arising for clean-up costs associated with hazardous types of materials in several waste disposal facilities exist. In particular, the Company has been or may be named a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act or similar state laws at thirteen on-site and off-site locations. At September 28, 1997, $4.0 million of accrued environmental liabilities are included in the consolidated condensed balance sheet for such matters.

  In connection with the Acquisition, Pechiney International and Pechiney S.A. indemnified the Company for environmental liabilities relating to Howmet Corporation and stemming from events occurring or conditions existing on or prior to the Acquisition date, to the extent that such liabilities exceed a cumulative $6.0 million. This indemnification applies to all of the aforementioned environmental matters. It is highly probable that changes in any of the aforementioned accrued liabilities will result in an equal change in the amount receivable from Pechiney International and Pechiney S.A. pursuant to this indemnification.

  In addition to the above environmental matters, and unrelated to Howmet Corporation, Holdings and Pechiney S.A. are jointly and severally liable for environmental contamination and related costs associated with certain discontinued mining operations owned and/or operated by a predecessor-in-interest until the early 1960s. These liabilities include approximately $21.3 million in remediation and natural resource damage liabilities at the Blackbird Mine site in Idaho and a minimum of $8.0 million in investigation and remediation costs at the Holden Mine site in Washington. Pechiney International and Pechiney S.A. have agreed to indemnify the Company for such liabilities. In connection with these environmental matters, as of September 28, 1997, the Company has recorded a $29.3 million liability and an equal $29.3 million receivable from Pechiney International and Pechiney S.A.

  Estimated environmental costs are not expected to materially impact the financial position or the results of the Company's operations in future periods. However, environmental clean-up periods are protracted in length

                           HOWMET INTERNATIONAL INC.

                                  (UNAUDITED)

and environmental costs in future periods are subject to changes in environmental remediation regulations. Any losses which are not covered by the Pechiney International and Pechiney S.A. indemnifications and which are in excess of amounts currently accrued will be charged to operations in the periods in which they occur.

  The Company, in its ordinary course of business, is involved in other litigation, administrative proceedings and investigations of various types in several jurisdictions. The Company believes these are routine in nature and incidental to its operations, and that the outcome of any proceedings to which the Company currently is a party will not have a material adverse effect upon its operations or financial condition.

  At September 28, 1997, the Company guaranteed certain indebtedness aggregating $10.3 million of its 50%-owned entities.

G. SUBSEQUENT EVENTS

  See Note 18 to the Consolidated Financial Statements for Howmet
International Inc. and Howmet Predecessor Company for the years ended December 31, 1996 and 1994 and the two periods comprising the year ended December 31, 1995, included elsewhere in this Prospectus.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)
Issued       1997                                                         [LOGO]
                                          Shares
                           Howmet International Inc.
                                  COMMON STOCK

                                  -----------

OF THE             SHARES OF COMMON  STOCK BEING OFFERED,            SHARES ARE
BEING  OFFERED   INITIALLY  OUTSIDE  THE  UNITED  STATES  AND   CANADA  BY  THE
 INTERNATIONAL UNDERWRITERS AND             SHARES ARE BEING OFFERED  INITIALLY
 IN THE UNITED STATES AND CANADA BY THE U.S. UNDERWRITERS. SEE "UNDERWRITERS." ALL OF THE SHARES OF COMMON STOCK BEING OFFERED ARE BEING SOLD BY CARLYLE-
  BLADE ACQUISITION PARTNERS, L.P. (THE "SELLING SHAREHOLDER"), AN AFFILIATE OF THE CARLYLE GROUP, WHICH CURRENTLY OWNS 51% OF THE OUTSTANDING COMMON STOCK. PRIOR TO THE OFFERING, THERE HAS BEEN NO PUBLIC MARKET FOR THE
   COMMON STOCK. IT IS CURRENTLY  ESTIMATED THAT THE INITIAL PRICE TO  PUBLIC
   WILL  BE BETWEEN  $     AND  $    PER  SHARE.  SEE  "UNDERWRITERS"  FOR A
   DISCUSSION  OF THE FACTORS  TO BE CONSIDERED  IN DETERMINING  THE INITIAL
    PUBLIC OFFERING PRICE. SIMULTANEOUSLY WITH THE OFFERING, THE SELLING SHAREHOLDER HAS AGREED TO SELL 11,000,000 SHARES OF COMMON STOCK TO
    THIOKOL   HOLDING  COMPANY,  A   WHOLLY-OWNED  SUBSIDIARY   OF  THIOKOL
     CORPORATION (COLLECTIVELY, "THIOKOL"), AT THE INITIAL PRICE TO PUBLIC LESS UNDERWRITING DISCOUNTS AND COMMISSIONS. THIOKOL CURRENTLY OWNS
     49%  OF  THE  OUTSTANDING  COMMON  STOCK  AND  WILL OWN  60%  OF  THE
      OUTSTANDING COMMON STOCK AS A RESULT OF SUCH PURCHASE. THE SELLING SHAREHOLDER HAS ALSO GRANTED THIOKOL OPTIONS TO ACQUIRE ITS REMAINING SHARES OF COMMON STOCK FOLLOWING THE OFFERING.

                                  -----------

    APPLICATION HAS BEEN MADE TO LIST THE COMMON STOCK ON THE NEW YORK STOCK
                        EXCHANGE UNDER THE SYMBOL "HWM."

                                  -----------

     SEE "RISK FACTORS" BEGINNING ON PAGE 14 FOR INFORMATION THAT SHOULD BE
                      CONSIDERED BY PROSPECTIVE INVESTORS.

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION,  NOR  HAS  THE
  SECURITIES AND  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION
  PASSED   UPON  THE   ACCURACY   OR  ADEQUACY   OF   THIS  PROSPECTUS.   ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                               PRICE $    A SHARE

                                  -----------

                                               UNDERWRITING
                                     PRICE TO DISCOUNTS AND  PROCEEDS TO SELLING
                                      PUBLIC  COMMISSIONS(1)   SHAREHOLDER(2)
                                     -------- -------------- -------------------
Per Share...........................   $           $                 $
Total(3)............................  $           $                 $

-----
  (1) The Company and the Selling Shareholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
  (2) The expenses of the Offering, estimated at $   , will be payable by the
      Company.
  (3) The Selling Shareholder has granted the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an
      aggregate of           additional shares of Common Stock at the price to
      public less underwriting discounts and commissions for the purpose of covering overallotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and
      commissions and proceeds to Selling Shareholder will be $   , $    and
      $   , respectively. See "Underwriters."

                                  -----------

  The shares of Common Stock are offered, subject to prior sale, when, as and if accepted by the Underwriters, and subject to approval of certain legal matters by Brown & Wood LLP, counsel for the Underwriters. It is expected that
delivery of the shares will be made on or about       , 1997, at the office of
Morgan Stanley & Co. Incorporated, New York, New York, against payment therefor in immediately available funds.

                                  -----------

MORGAN STANLEY DEAN WITTER                                       LEHMAN BROTHERS

       , 1997

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      Securities and Exchange Commission registration fee............. $113,637
      NASD fee........................................................   30,500
      NYSE listing fee................................................      *
      Blue Sky fees and expenses......................................      *
      Printing expenses...............................................      *
      Legal fees and expenses.........................................      *
      Accounting fees.................................................      *
      Miscellaneous...................................................      *
                                                                       --------
          Total**..................................................... $    *
                                                                       ========

     --------
      * To be filed by amendment.
     ** All of such expenses are being borne by the Company.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests, and, for criminal proceedings, had no reasonable cause to believe his or her conduct was illegal. A Delaware corporation may indemnify officers and directors against expenses (including attorneys' fees) in connection with the defense or settlement of an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director actually and reasonably incurred.

  The Restated Certificate of Incorporation of the Company provides for indemnification of the officers and directors of the Company to the full extent permitted by applicable law.

  In accordance with the DGCL, the Restated Certificate of Incorporation of the Company contains a provision to limit the personal liability of the directors of the Company for violations of their fiduciary duty. This provision eliminates each director's liability to the Company or its stockholders for monetary damages except (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware Law providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions or (iv) for any transaction from which a director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  On December 13, 1995, Carlyle Blade Acquisition Partners, L.P. ("CBAP") purchased 51,000,000 (adjusted for subsequent stock split) shares of Common Stock for an aggregate purchase price of $102 million and Thiokol Holding Company ("Thiokol Holding") purchased 49,000,000 (adjusted for subsequent stock split) shares of Common Stock for an aggregate purchase price of $96 million and 5,000 shares of Series A Preferred Stock for an aggregate purchase price of $48 million, net of amounts paid to them by the Company in connection with the Acquisition. As CBAP and Thiokol Holding were the only persons offered the opportunity to purchase such shares of capital stock of the Corporation, such sales were exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (A) EXHIBITS

   EXHIBIT
     NO.
   -------
     1     --Form of Underwriting Agreement*
     3.1   --Form of Restated Certificate of Incorporation of the Company**
     3.2   --Form of Restated By-laws of the Company**
     4.1   --Specimen Certificate of Common Stock of the Company*
     4.2   --IPO Agreement dated as of October 8 , 1997 by and among the Com-
            pany, Thiokol Corporation, Thiokol Holding Company and Carlyle-
            Blade Acquisition Partners, L.P.*
     4.3   --Amended and Restated Shareholders Agreement by and among the
            Company, Thiokol Corporation, Thiokol Holding Company and
            Carlyle-Blade Acquisition Partners, L.P.*
     4.4   --Form of Corporate Agreement by and among the Company, Thiokol
            Corporation and Thiokol Holding Company*
     4.5   --Form of Registration Rights Agreement by and between the Company and Carlyle-Blade Acquisition Partners, L.P.*
     4.6   --Registration Rights Agreement dated as of December 7, 1995, among Howmet Corporation, BT Securities Corporation, and Lehman
            Brothers Inc. (incorporated herein by reference to Exhibit 4.1 to
            Howmet Corporation's Registration Statement on Form S-4 filed
            January 9, 1996 (registration no. 333-00200)).
     4.7   --Indenture dated as of December 7, 1995 between Howmet Corpora-
            tion and Marine Midland Bank, as Trustee (incorporated herein by reference to Exhibit 4.2(a) to Howmet Corporation's Registration
            Statement on Form S-4 filed January 9, 1996 (registration no.
            333-00200)).
     4.8   --Supplemental Indenture dated as of December 13, 1995 between
            Howmet Corporation and Marine Midland Bank, as Trustee (incorpo-
            rated herein by reference to Exhibit 4.2 to Amendment no. 2 to
            Howmet Corporation's Registration Statement on Form S-4 filed
            April 1, 1996 (registration no. 333-00200)).
     4.9   --Credit Agreement dated as of December 13, 1995 among the Compa-
            ny, Howmet Holdings Acquisition Corp., Howmet Acquisition Corp.,
            Bankers Trust Company, various banks, Citicorp USA, Inc., and The
            First National Bank of Chicago as Managing Agents. Bankers Trust
            Company as Syndication Agent, Citicorp USA, Inc. as Documentation
            Agent and The First National Bank of Chicago, as Administrative
            Agent, together with certain collateral documents attached thereto as exhibits, including the Subsidiary Guaranty, Pledge
            Agreement and Security Agreement among the Company, Pechiney Cor-
            poration, Howmet Corporation, certain subsidiaries and affiliates of Howmet Corporation and the First National Bank of Chicago (in-
            corporated herein by reference to Exhibit 4.3 to Amendment no. 2 to Howmet Registration Statement on Form S-4 filed April 1, 1996
            (registration no. 333-00200)).

   EXHIBIT
     NO.
   -------
     4.10  --Copies of the executed original 10% Senior Subordinated Notes due 2003 of Howmet Corporation (the "Original Notes"), authenti-
            cated and delivered by Marine Midland Bank as Trustee on December
            7, 1995 (incorporated herein by reference to Exhibit 4.4 to How-
            met Corporation's Registration Statement on Form S-4 filed Janu-
            ary 9, 1996 (registration no. 333-00200)).
     4.11  --Form of 10% Senior Subordinated Notes due 2003 of Howmet Corpo-
            ration offered in exchange for the Original Notes (included in
            Exhibit 4.7).
     4.12  --Amended and Restated Credit Agreement dated as of December 5,
            1996 among the Company, Howmet Holdings Corporation, Howmet Cor-
            poration, Bankers Trust Company, various banks, Citicorp USA,
            Inc., and The First National Bank of Chicago as Managing Agents,
            Bankers Trust Company as Syndication Agent, Citicorp USA, Inc.,
            as Documentation Agent and The First National Bank of Chicago, as
            Administrative Agent, together with certain collateral documents attached thereto as exhibits, including the Subsidiary Guaranty,
            Pledge Agreement and Security Agreement among the Company, Howmet
            Holdings Corporation, Howmet Corporation, certain subsidiaries and affiliates of Howmet Corporation and the First National Bank of Chicago (incorporated herein by reference to Exhibit 4.6 to
            Howmet Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, filed March 31, 1997).
     4.13  --Blade Receivables Master Trust Amended and Restated Pooling and
            Servicing Agreement dated April 18, 1996 among Blade Receivables
            Corporation as Transferor, Howmet Corporation as Servicer and
            Manufacturers and Traders Trust Company as Trustee together with certain collateral documents attached thereto as exhibits, in-
            cluding the Amended and Restated Receivables Purchase Agreement
            dated as of April 18, 1996 between Howmet Corporation and certain subsidiaries of Howmet Corporation, as Settlors, and Blade Re-
            ceivables Corporation as Buyer (incorporated herein by reference to Exhibit 4.7 to Howmet Corporation's Annual Report on Form 10-K
            for the fiscal year ended December 31, 1996, filed March 31,
            1997).
     4.14  --Repurchase Agreement dated May 16, 1997 (under the Blade Receiv-
            ables Master Trust Amended and Restated Pooling and Servicing
            Agreement dated April 18, 1996), among Howmet Corporation, Howmet
            Cercast (U.S.A.), Inc., Howmet Refurbishment, Inc., Howmet-
            Tempcraft, Inc., Turbine Components Corporation, Blade Receiv-
            ables Corporation, and Manufacturers and Traders Trust Company,
            as Trustee.**
     4.15  --Amending Agreement dated August 29, 1997 (amending the Blade Re-
            ceivables Master Trust Amended and Restated Pooling and Servicing
            Agreement dated April 18, 1996), among Blade Receivables Corpora-
            tion, Howmet Corporation, Manufacturers and Traders Trust Compa-
            ny, as Trustee, Falcon Asset Securitization Corporation, Alpine
            Securitization Corp., Credit Suisse First Boston, New York
            Branch, and The First National Bank of Chicago, as Agent for Fal-
            con Asset Securitization Corporation and Alpine Securitization
            Corp.**
     4.16  --Pechiney Notes.*

   EXHIBIT
     NO.
   -------
    5      --Opinion and Consent of Wachtell, Lipton, Rosen & Katz regarding the legality of the Common Stock*
   10.1    --Form of Intercompany Services Agreement by and between the Com-
            pany and Thiokol Corporation*
   10.2    --Howmet Corporation Annual Bonus Plan (incorporated herein by reference to Exhibit 10.1 to Amendment No. 1 to Howmet Corpora-
            tion's Registration Statement on Form S-4 filed January 17, 1996
            (registration no. 333-00200)).
   10.3    --Howmet Restructuring Cash Incentive Plan (incorporated herein by reference to Exhibit 10.2 to Amendment No. 1 to Howmet Corpora-
            tion's Registration Statement on Form S-4 filed January 17, 1996
            (registration no. 333-00200)).
   10.4(a) --Howmet Corporation Amended and Restated Retirement Income Make-
            Up Plan A, effective January 1, 1996.**
   10.4(b) --Howmet Corporation Amended and Restated Retirement Income Make-
            Up Plan B, effective January 1, 1996.**
   10.5    --Howmet Corporation Transaction Incentive Payments Plan (incorpo-
            rated herein by reference to Exhibit 10.5 to Amendment No. 1 to
            Howmet Corporation's Registration Statement on Form S-4 filed
            January 17, 1996 (registration no. 333-00200)).
   10.6    --Howmet Corporation Enhanced Bonus Program for Employees Grade 22
            and Above (incorporated herein by reference to Exhibit 10.6 to
            Amendment No. 1 to Howmet Corporation's Registration Statement on
            Form S-4 filed January 17, 1996 (registration no. 333-00200)).
   10.7    --1986 Howmet Corporation Deferred Compensation Plan (incorporated herein by reference to Exhibit 10.7 to Amendment No. 1 to Howmet
            Corporation's Registration Statement on Form S-4 filed January
            17, 1996 (registration no. 333-00200)).
   10.8    --Howmet Corporation 1995 Executive Deferred Compensation Plan
            (incorporated herein by reference to Exhibit 10.8 to Amendment
            No. 1 to Howmet Corporation's Registration Statement on Form S-4
            filed January 17, 1996 (registration no. 333-00200)).
   10.9    --Employment Agreement dated October 4, 1995, between Howmet Cor-
            poration and Mark Lasker (incorporated herein by reference to Ex-
            hibit 10.11 to Howmet Corporation's Registration Statement on
            Form S-4 filed January 9, 1996 (registration no. 333-00200)).
   10.10   --Employment Agreement dated October 4, 1995, between Howmet Cor-
            poration and James Stanley (incorporated herein by reference to
            Exhibit 10.13 to Howmet Corporation's Registration Statement on
            Form S-4 filed January 9, 1996 (registration no. 333-00200)).
   10.11   --Employment Agreement dated October 4, 1995, between Howmet Cor-
            poration and Roland Paul (incorporated herein by reference to Ex-
            hibit 10.16 to Amendment No. 1 to Howmet Corporation's Registra-
            tion Statement on Form S-4 filed January 17, 1996 (registration
            no. 333-00200)).
   10.12   --Employment Agreement dated October 4, 1995, between Howmet Cor-
            poration and David Squier (incorporated herein by reference to
            Exhibit 10.17 to Howmet Corporation's Registration Statement on
            Form S-4 filed January 9, 1996 (registration no. 333-00200)).
   10.13   --Letter Agreement regarding payment of life insurance between
            Howmet Corporation and David L. Squier (incorporated herein by reference to Exhibit 10.19 to Amendment No. 1 to Howmet Corpora-
            tion's Registration Statement on Form S-4 filed January 17, 1996
            (registration no. 333-00200)).

   EXHIBIT
     NO.
   -------
   10.14(a) --Tax Sharing Agreement among Howmet Corporation, Howmet Manage-
             ment Services, Inc., Howmet-Tempcraft Inc., Howmet Thermatech
             Canada, Inc., Howmet Transport Services, Inc., Howmet Sales
             Inc., Howmet Refurbishment, Inc., Turbine Components Corpora-
             tion, Blade Receivables Corporation, a Nevada corporation, and
             Howmet Cercast (USA), Inc., dated as of December 13, 1995 (in-
             corporated herein by reference to Exhibit 10.20(a) to Howmet
             Corporation's Registration Statement on Form S-4 filed January
             9, 1996 (registration no. 333-00200)).
   10.14(b) --Tax Sharing Agreement among the Company, Pechiney Corporation,
             Howmet Insurance Co., Inc., Howmet Corporation and all of its
             directly and indirectly owned subsidiaries, dated as of December
             13, 1995 (incorporated herein by reference to Exhibit 10.20(b)
             to Howmet Corporation's Registration Statement on Form S-4 filed
             January 9, 1996 (registration no. 333-00200)).
   10.15    --Management Agreement between Howmet Corporation and Thiokol
             Holding Company dated as of December 13, 1995 (incorporated herein by reference to Exhibit 10.21 to Howmet Corporation's
             Registration Statement on Form S-4 filed January 9, 1996 (regis-
             tration no. 333-00200)).
   10.16    --Management Agreement between Howmet Corporation and TCG Hold-
             ings, L.L.C., dated as of December 13, 1995 (incorporated herein by reference to Exhibit 10.22 to Howmet Corporation's Registra-
             tion Statement on Form S-4 filed January 9, 1996 (registration
             no. 333-00200)).
   10.17    --Assignment and Assumption Agreement between Howmet Holdings Ac-
             quisition Corp. and Howmet Acquisition Corp., dated as of Decem-
             ber 6, 1995 and Indemnification Provisions of the Stock Purchase
             Agreement among Pechiney, Pechiney International S.A., Howmet
             Cercast S.A. and the Company, dated as of October 12, 1995 (in-
             corporated herein by reference to Exhibit 10.23 to Amendment No.
             1 to Howmet Corporation's Registration Statement on Form S-4
             filed January 17, 1996 (registration no. 333-00200)).
   10.18    --Revised Employment Letter dated February 13, 1996, between How-
             met Corporation and John C. Ritter (incorporated herein by ref-
             erence to Exhibit 10.24 to Amendment No. 3 to Howmet Corpora-
             tion's Registration Statement on Form S-4 filed June 11, 1996
             (registration no. 333-00200)).
   10.19    --Stock Appreciation Right Agreement between Howmet Corporation and David L. Squier dated May 17, 1996 (incorporated herein by reference to Exhibit 10.24 to Howmet Corporation's Quarterly Re-
             port on Form 10-Q for the quarter ended June 29, 1996, filed Au-
             gust 28, 1996).
   10.20    --Stock Appreciation Right Agreement between Howmet Corporation and James Stanley dated May 17, 1996 (incorporated herein by reference to Exhibit 10.25 to Howmet Corporation's Quarterly Re-
             port on Form 10-Q for the quarter ended June 29, 1996, filed Au-
             gust 28, 1996).
   10.21    --Stock Appreciation Right Agreement between Howmet Corporation and Mark Lasker dated May 17, 1996 (incorporated herein by ref-
             erence to Exhibit 10.26 to Howmet Corporation's Quarterly Report
             on Form 10-Q for the quarter ended June 29, 1996, filed August
             28, 1996).
   10.22    --Stock Appreciation Right Agreement between Howmet Corporation and John C. Ritter dated May 17, 1996 (incorporated herein by reference to Exhibit 10.27 to Howmet Corporation's Quarterly Re-
             port on Form 10-Q for the quarter ended June 29, 1996, filed Au-
             gust 28, 1996).
   10.23    --Stock Appreciation Right Agreement between Howmet Corporation and Roland Paul dated May 17, 1996.**

   EXHIBIT
     NO.
   -------
    10.24  --Howmet Corporation Amended and Restated Special 1995 Executive
            Deferred Compensation Plan effective as of November 1, 1995 (in-
            corporated herein by reference to Exhibit 10.30 to Howmet Corpo-
            ration's Quarterly Report on Form 10-Q for the quarter ended June
            29, 1996, filed August 28, 1996).
    10.25  --The Howmet Corporation Nonqualified Deferred Compensation Trust
            dated April 29, 1996 (incorporated herein by reference to Exhibit
            10.31 to Howmet Corporation's Quarterly Report on Form 10-Q for
            the quarter ended June 29, 1996, filed August 28, 1996).
    10.26  --Trust Agreement, dated as of December 13, 1995, among Pechiney
            Corporation (now Howmet Holdings Corporation), Pechiney Interna-
            tional and The First National Bank of Chicago.**
    21     --Significant Subsidiaries of the Company**
    23.1   --Consent of Ernst & Young LLP***
    23.2   --Consent of Price Waterhouse***
    23.3   --Consent of Befec-Price Waterhouse***
    23.4   --Consent of Price Waterhouse LLP***
    23.5   --Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit
            5(a))
    24     --Powers of Attorney***
    27     --Financial Data Schedule***

--------

  * To be filed by amendment.

 ** Previously filed.

*** Filed herewith.

  (B) FINANCIAL STATEMENT SCHEDULES

  The following schedules to the Financial Statements of the Company and its subsidiaries are included in this Registration Statement:

   SCHEDULE
   --------
   I-- Condensed Financial Information of Howmet International Inc. ..... II- 8
   II -- Valuation and Qualifying Accounts and Reserves.................. II-12

ITEM 17. UNDERTAKINGS

  (a) The undersigned registrant undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

  (b) The undersigned hereby undertakes that:

    1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

    2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                 SCHEDULE I--CONDENSED FINANCIAL INFORMATION OF
                   HOWMET INTERNATIONAL INC. (PARENT COMPANY)

                            CONDENSED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                DECEMBER 31,
                                                              -----------------
                                                                1996     1995
                                                              -------- --------
ASSETS
Investment in subsidiaries................................... $273,715 $247,156
                                                              -------- --------
Total assets................................................. $273,715 $247,156
                                                              ======== ========
REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY
Redeemable preferred stock................................... $ 54,900 $ 50,235
Stockholders' equity.........................................  218,815  196,921
                                                              -------- --------
Total redeemable preferred stock and stockholders' equity.... $273,715 $247,156
                                                              ======== ========





                See notes to the condensed financial statements.

                 SCHEDULE I--CONDENSED FINANCIAL INFORMATION OF
                   HOWMET INTERNATIONAL INC. (PARENT COMPANY)

                       CONDENSED STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

                                                                PERIOD FROM
                                                             OCTOBER 11, 1995
                                              YEAR ENDED      (INCEPTION)  TO
                                           DECEMBER 31, 1996 DECEMBER 31, 1995
                                           ----------------- -----------------
Equity in earnings of subsidiaries........      $25,626              $33
                                                -------            -----
Net income................................       25,626              --
Payment-in-kind dividends on redeemable
 preferred stock .........................       (4,665)            (235)
                                                -------            -----
Net income (loss) applicable to common
 stock....................................      $20,961            $(202)
                                                =======            =====



                See notes to the condensed financial statements.

                SCHEDULE I--CONDENSED FINANCIAL INFORMATION OF
                  HOWMET INTERNATIONAL INC. (PARENT COMPANY)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

  In the parent company only financial statements, Howmet International Inc.'s ("HII") investments in its wholly-owned subsidiaries are stated at cost plus the undistributed earnings and cumulative translation adjustments of the subsidiaries, net of a $4 million payable to a subsidiary.

  The parent company only financial statements should be read in conjunction with HII's consolidated financial statements, included elsewhere in this Registration Statement.

2. GUARANTEE

  At December 31, 1996, HII's subsidiary, Howmet Corporation, had $187 million of borrowing under its senior credit facilities which were guaranteed by HII and secured by a security interest in all of the stock owned by HII, except for 35% of certain foreign subsidiaries.

3. CONTINGENCIES

  HII's wholly-owned subsidiary, Howmet Corporation, has received recent test results indicating levels of polychlorinated biphenyls ("PCBs") at its Dover, New Jersey facility which will require remediation. These levels have been reported to the New Jersey Department of Environmental Protection ("NJDEP"), and Howmet Corporation is preparing a work plan to define the risk and to test possible clean-up options. The statement of work must be approved by the NJDEP pursuant to an Administrative Consent Order entered into between Howmet Corporation and NJDEP on May 20, 1991 regarding clean-up of the site. Various remedies are possible and could involve expenditures ranging from $2.0 million to $22.0 million or more. Howmet Corporation has recorded a $2.0 million long-term liability as of December 31, 1996 for this matter. Given the uncertainties, it is possible that the estimated range of this cost and the amount accrued will change within a one to two year period. The indemnification discussed below applies to the costs associated with this matter.

  In addition to the above, liabilities arising for clean-up costs associated with hazardous types of materials in several waste disposal facilities exist. In particular, Howmet Corporation has been or may be named a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act or similar state laws at thirteen on-site and off-site locations. At December 31, 1996, $4.4 million of accrued environmental liabilities are included in the consolidated balance sheet for such matters.

  In connection with the Acquisition, Pechiney International and Pechiney S.A. indemnified HII for environmental liabilities stemming from events occurring or conditions existing on or prior to the Acquisition date, to the extent that such liabilities exceed a cumulative $6.0 million. HII has assigned this indemnification to Howmet Corporation. This indemnification applies to all of the aforementioned environmental matters. Pursuant to this indemnification, at December 31, 1996 Howmet Corporation has recorded a receivable from Pechiney International and Pechiney S.A. of $2.0 million. Changes in any of the aforementioned accrued liabilities will result in an equal change in the amount receivable from Pechiney International and Pechiney S.A.

  In addition to the above environmental matters, and unrelated to Howmet Corporation, HII's wholly-owned subsidiary, Howmet Holdings Corporation, and Pechiney S.A. are jointly and severally liable for environmental contamination and related costs associated with certain discontinued mining operations owned and/or operated by a predecessor-in-interest until the early 1960s. These liabilities include approximately $20.7 million in remediation and natural resource damage liabilities at the Blackbird Mine site in Idaho and a minimum of $4.0 million in investigation and remediation costs at the Holden Mine site in Washington. Pechiney International and Pechiney S.A. have agreed to indemnify HII for such liabilities. HII has assigned this indemnification to

                SCHEDULE I--CONDENSED FINANCIAL INFORMATION OF
                  HOWMET INTERNATIONAL INC. (PARENT COMPANY)

             NOTES TO CONDENSED FINANCIAL STATEMENTS--(CONTINUED)

Howmet Holdings Corporation. In connection with these environmental matters, Howmet Holdings Corporation has recorded a $24.7 million liability and an equal $24.7 million receivable from Pechiney International and Pechiney S.A.

  Estimated environmental costs are not expected to materially impact the financial position or the results of HII's subsidiaries' operations in future periods. However, environmental clean-up periods are protracted in length and environmental costs in future periods are subject to changes in environmental remediation regulations. Any losses which are not covered by the Pechiney International and Pechiney S.A. indemnifications, and which are in excess of amounts currently accrued, will be charged to operations in the periods in which they occur.

4. CASH FLOWS INFORMATION

  HII had no cash flows for the year ended December 31, 1996. In the October 11, 1995 to December 31, 1995 period, HII: (i) received $50 million from the issuance of redeemable preferred stock, (ii) received $200 million from the issuance of common stock, (iii) returned $4 million to common stockholders and
(iv) invested $246 million in its subsidiaries.

          SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

                           HOWMET INTERNATIONAL INC.
                             (DOLLARS IN THOUSANDS)

                          BALANCE AT   CHARGED    CHARGED TO DEDUCTIONS BALANCE AT
                          BEGINNING    TO COSTS     OTHER       FROM      END OF
      DESCRIPTION         OF PERIOD  AND EXPENSES  ACCOUNTS   RESERVES    PERIOD
      -----------         ---------- ------------ ---------- ---------- ----------
HOWMET INTERNATIONAL
 INC. CONSOLIDATED:
FOR THE YEAR ENDED
 DECEMBER 31, 1996
Reserves:
  Accounts receivable...   $ 8,258     $ 4,385     $    15    $ (7,035)  $ 5,623
  Inventories...........    24,351      13,631      (2,233)    (12,889)   22,860
  Deferred income tax
   valuation allowance..     8,105      (2,250)        --          --      5,855
PERIOD FROM DECEMBER 14,
 1995 TO DECEMBER 31,
 1995
Reserves:
  Accounts receivable...   $ 8,375     $   --      $   (96)   $    (21)  $ 8,258
  Inventories...........    20,872       4,850       1,792      (3,163)   24,351
  Deferred income tax
   valuation allowance..     7,995         110         --          --      8,105
HOWMET PREDECESSOR
 COMPANY COMBINED:
PERIOD FROM JANUARY 1,
 1995 TO DECEMBER 13,
 1995
Reserves:
  Accounts receivable...   $ 6,107     $ 1,288     $ 1,931    $   (951)  $ 8,375
  Inventories...........    13,501      14,922      (1,342)     (6,209)   20,872
  Deferred income tax
   valuation allowance..     2,957       5,038         --          --      7,995
FOR THE YEAR ENDED
 DECEMBER 31, 1994
Reserves:
  Accounts receivable...   $ 6,757     $   300     $ 1,641    $ (2,571)  $ 6,107
  Inventories...........    16,294      13,744       1,520     (18,057)   13,501
  Deferred income tax
   valuation allowance..     1,415       2,241         --         (699)    2,957

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Company has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenwich, State of Connecticut, on the 21st day of October, 1997.

                                          HOWMET INTERNATIONAL INC.

                                                      /s/ Roland Paul
                                          By: _________________________________
                                            NAME: ROLAND A. PAUL
                                            TITLE: VICE PRESIDENT--GENERAL
                                            COUNSEL AND SECRETARY

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                        TITLE                 DATE

                 *                     Chairman of the           October 21,
-------------------------------------   Board and Director        1997

        JAMES R. WILSON

                 *                     Director, President       October 21,
-------------------------------------   and Chief Executive       1997
                                        Officer (principal
        DAVID L. SQUIER                 executive officer)

                 *                     Senior Vice               October 21,
-------------------------------------   President-- Finance       1997
                                        and Chief Financial
         JOHN C. RITTER                 Officer (principal
                                        financial officer)

                  *                     Corporate Controller      October 21,
-------------------------------------   (principal                1997
                                        accounting officer)
        GEORGE T. MILANO

                  *
-------------------------------------  Director                  October 21,
       WILLIAM E. CONWAY, JR.                                     1997

                  *                    Director
-------------------------------------                            October 21,
          FRANK C. CARLUCCI                                       1997

                  *
-------------------------------------  Director                  October 21,
          RICHARD L. CORBIN                                       1997

                  *                    Director
-------------------------------------                            October 21,
          EDSEL D. DUNFORD                                        1997

                  *                    Director
-------------------------------------                            October 21,
            ALLAN M. HOLT                                         1997

            /s/ Roland Paul
*By: ________________________________
            ROLAND A. PAUL,
          AS ATTORNEY-IN-FACT